

AMERICAN EXPRESS

Proxy Statement
2023

You Lead the Way. We've Got Your Back.

We believe with the right backing, people and businesses have the power to progress in incredible ways.

Our culture is built on strong relationships, shared values and purpose. The American Express Blue Box Values guide how we operate as a company and bring our company vision—*to provide the world's best customer experience every day*—to life with trust, integrity, equity and respect. One of our most important values is "We Do What's Right," which serves as the foundation of how we make decisions and conduct business.

With an unwavering commitment to back our customers, colleagues and communities, we proudly strive to uphold our company values and powerful backing promise every day.

Notice of Annual Meeting of Shareholders

March 17, 2023

Items of Business

To vote on the following proposals:

- Election of directors proposed by our Board of Directors for a term of one year, as set forth in this proxy statement
- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023
- Advisory resolution to approve executive compensation (Say-on-Pay)
- Advisory resolution to approve the frequency of future advisory Say-on-Pay votes (Say-On-Frequency)
- Two shareholder proposals, if properly presented at the meeting
- Such other business that may properly come before the meeting

WHEN
Tuesday, May 2, 2023
9:00 a.m. Eastern Time

WHERE
American Express Company
200 Vesey Street
New York, New York 10285

RECORD DATE
March 6, 2023

ADMISSION

We do not require tickets for admission to the meeting but do limit attendance to shareholders as of the record date or their proxy holders. Please bring proof of your common share ownership, such as a current brokerage statement and photo identification. Registration will close 10 minutes before the Annual Meeting begins, promptly at 8:50 a.m. Eastern Time. If you do not provide a government-issued photo identification or do not comply with the other registration and security procedures described herein, you will not be admitted to the Annual Meeting.

Detailed information regarding our 2023 Annual Meeting of Shareholders, including how to cast your vote, can be found in "Other Information" starting on page 99 of this proxy statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2023 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 2, 2023:

Our proxy statement and annual report are available online at http://ir.americanexpress.com.* We will mail to certain shareholders a notice of internet availability of proxy materials, which contains instructions on how to access these materials and vote online. We expect to mail this notice and to begin mailing our proxy materials on or about March 17, 2023.

Your vote is important to us. Please exercise your shareholder right to vote.

By Order of the Board of Directors,

Kristina V. Fink

Kristina V. Fink
Corporate Secretary and Chief Governance Officer

* Web links throughout this document are provided for convenience only. Information from the American Express website is not incorporated by reference into this proxy statement.







Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You can identify forward-looking statements by words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "estimate," "predict," "potential," "continue" or other similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including those contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and the Company's other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

Table of Contents

Proxy Summary

Our Company's Strategic Imperatives

American Express Company (the Company) is a globally integrated payments company, providing customers with access to products, insights and experiences that enrich lives and build business success. Our integrated payments platform includes card-issuing, merchant-acquiring and card network businesses. We are a leader in providing credit and charge cards to a broad range of customers, including consumers, small businesses, mid-sized companies and large corporations around the world. We seek to grow by focusing on four strategic imperatives:



| Expand leadership in the premium consumer space | Build on our strong position in commercial payments | Strengthen our global, integrated network | Build on our unique global position |

Business Performance

Our 2022 results demonstrate that our growth plan is working, driving Card Member engagement, acquisition and retention. Business performance highlights in 2022 include:

- Grew worldwide network volumes[1] by 21% versus the prior year, or 24% on an FX-adjusted basis[2], with growth driven across customer types and geographies;

- Added a record 12.5 million new proprietary cards;

- Maintained strong customer satisfaction scores and retention rates, above pre-pandemic (2019) levels;

- Saw strong, industry-leading credit performance;

- Sustained virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants able to accept American Express[3], and continued to grow international coverage; and

- Continued to invest in our brand, value propositions, customers, colleagues and technology, while retaining financial flexibility.

[1] Represents transaction volumes on payment products issued by American Express (billed business) and transaction volumes from cards issued by network partners and alternative payment solutions facilitated by American Express (processed volumes).

[2] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2022 foreign exchange rates apply to 2021 results).

[3] Source: Company internal data and The Nilson Report, February 2023.

Financial Results

2022 financial highlights include:

- Delivered $52.9 billion in revenue, an all-time high;

- Total revenue for the year grew by 25% versus the prior year, or 27% on an FX-adjusted basis[1];

- Revenue growth was broad-based, driven by a mix of spend, lend and fee revenue;

- Diluted earnings per share (EPS) for the full year 2022 were $9.85; and

- Return on equity (ROE) was 32.3% and we returned $4.9 billion of capital to our shareholders through both share repurchases and dividends.

[1] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2022 foreign exchange rates apply to 2021 results). Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See Annex A for a reconciliation. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

Financial Performance Highlights

$52.9B TOTAL REVENUE YoY Growth: 25% / 27% Reported / FX-adjusted[1]	**$7.5B** NET INCOME	**$1.6T** WORLDWIDE NETWORK VOLUMES YoY Growth: 21% / 24% Reported / FX-adjusted[1]
$113.4B TOTAL LOANS YoY Growth: 24%	**$9.85** EPS[2]	**32.3%** ROE[3]
$3.3B SHARE REPURCHASES	**$1.6B** DIVIDENDS	**133M** CARDS-IN-FORCE

[1] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2022 foreign exchange rates apply to 2021 results). Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See Annex A for a reconciliation. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

[2] Attributable to common shareholders. Represents net income less earnings allocated to participating share awards, dividends on preferred shares and other items.

[3] Return on average equity (ROE or Return on Equity) is calculated by dividing (i) net income for the period by (ii) average shareholders' equity for the period.

How Our Compensation Program Supports Our Business Strategy

Our executive compensation program is designed to support the longevity and stability of the Company by driving long-term business outcomes, promoting strong governance practices and encouraging responsible risk-taking. This is achieved by linking individual pay with the Company's performance on a diverse set of measures as well as financial and strategic goals. All senior executives have a large portion of compensation that is variable and covers annual and multi-year performance periods. Long-Term Incentive Awards are designed to align executives with the Company's long-term performance using performance-based equity awards in the form of Performance Restricted Stock Units and Stock Options. Further, the Company Scorecard incentivizes performance and includes key objectives in four categories: Shareholder, Customer, Colleague and Strategic.

In 2022, the Compensation and Benefits Committee modified its charter to reflect its ongoing activity in reviewing strategies relating to colleague health and wellbeing in addition to Diversity, Equity & Inclusion (DE&I), pay equity and talent. It also increased its focus on reviewing incentive plan performance. Executive compensation continues to be linked to our Environmental, Social and Governance (ESG) goals, including diversity representation, talent retention, culture and inclusion metrics in the Colleague category of the Company's Scorecard and key ESG initiatives in the Strategic category of our Company Scorecard.

To support strong oversight, our Board's Compensation and Benefits Committee approves performance goals across our categories and certifies performance outcomes.

Our executive compensation program, including compensation principles and strategy, is discussed in detail under the Compensation Discussion and Analysis section of this proxy statement.

Our Board of Directors

The following provides current summary information about each director nominee. Our director nominees possess a range of diverse skills, backgrounds, experience and viewpoints that we believe are integral to an effective and well-functioning board. For more information about our director nominees, please see our Board experience and diversity matrix on page 6. Detailed information about each director nominee's qualifications, experience and expertise can be found in their biographies starting on page 7.

Our Director Nominees

Name	Position	Age	Director Since	AC	CB	NGPR	R
Thomas J. Baltimore	Director	59	2021	■			
John J. Brennan	Lead Independent Director	68	2017	■	●		
Peter Chernin	Director	71	2006		■	●	
Walter J. Clayton III	Director	56	2022				■
Ralph de la Vega	Director	71	2016	●	■		
Theodore J. Leonsis	Director	67	2010		■	■	
Deborah P. Majoras	Director	59	2022			■	
Karen L. Parkhill	Director	57	2020	■			●
Charles E. Phillips	Director	63	2020				■
Lynn A. Pike	Director	66	2020		■		
Stephen J. Squeri	Chief Executive Officer (CEO) & Chairman	64	2018				
Daniel L. Vasella	Director	69	2012		■	■	
Lisa W. Wardell	Director	53	2021				■
Christopher D. Young	Director	51	2018			■	■

■ Member   ● Chair

AC Audit and Compliance   **CB** Compensation and Benefits   **NGPR** Nominating, Governance and Public Responsibility   **R** Risk



62.4 Years

57%

5 Years

Average Tenure   Average Age   Gender or Ethnic Diversity[1]

[1] Based on self-identified characteristics.

Corporate Governance Highlights

BOARD STRUCTURE AND INDEPENDENCE

- Engaged and autonomous Lead Independent Director with explicit duties and responsibilities
- All directors are independent except the Chairman
- Diverse and highly skilled Board that provides a range of viewpoints

- Annual review of optimal Board leadership structure for the Company
- Executive sessions of the independent directors led by the Lead Independent Director at each regular in-person Board meeting without management present

- Executive sessions at committee meetings led by independent committee chairs without management present



SHAREHOLDER RIGHTS

- Proxy access rights
- Annual election of all directors

- Majority voting for directors (in uncontested elections)

- Shareholders representing at least 25% of outstanding shares are able to call special meetings



BOARD OVERSIGHT

- Oversees the Company's annual business plan and corporate strategy, succession planning and risk management
- Monitors the Company's workplace culture, "tone at the top" and values
- Proactive, comprehensive and strategic Board and senior management succession planning
- Annual dedicated Board meeting focused on Company strategy

- Key management and rising talent reviewed at an annual talent review
- Director access to experts and advisors, both internal and external
- The Audit and Compliance Committee oversees the integrity of the Company's financial statements and legal and regulatory compliance
- The Nominating, Governance and Public Responsibility Committee oversees ESG and corporate sustainability matters

- The Compensation and Benefits Committee oversees the Company's strategies relating to DE&I initiatives as well as key talent metrics
- Risk-aware culture overseen by the Risk Committee, which also oversees cybersecurity and ESG risks – in particular, climate risks



STRONG CORPORATE GOVERNANCE PRACTICES

- Prohibition of hedging and pledging transactions by executive officers and directors
- Sound policy on public company board service
- Responsive, active and ongoing shareholder engagement
- Strategic succession planning resulting in regular Board and committee refreshment with a range of tenures

- Robust Code of Business Conduct for Members of the Board of Directors and Code of Conduct for American Express colleagues, each with an annual certification requirement
- Annual written Board and committee performance evaluations
- Comprehensive clawback policy for senior executives
- Robust annual risk assessment of executive compensation programs, policies and practices

- Significant share ownership requirements for senior executives and directors
- Mandatory retirement age of 72
- Comprehensive ESG strategy and goals, including commitment to net-zero emissions by 2035 in alignment with the Science Based Targets initiative (SBTi)
- Wide-ranging and comprehensive director onboarding program along with robust continuing educational programs



For a detailed discussion of our corporate governance framework and our director nominees, please see Corporate Governance at American Express beginning on page 5.

Corporate Governance at American Express

Item 1: Election of Directors for a Term of One Year

The Board recommends a vote **FOR** each of the Director Nominees.

Our Board welcomed two new independent directors during 2022. Walter J. Clayton III was elected to our Board on October 5, 2022 and joined our Risk Committee on March 8, 2023. Deborah P. Majoras was elected to our Board on December 7, 2022 and joined our Nominating, Governance and Public Responsibility Committee on March 8, 2023. Both Mr. Clayton and Ms. Majoras bring to the Board and its committees significant experience as described herein, and we look forward to their continued contributions.

Our Board currently has 16 members. Fourteen of our directors are standing for re-election to hold office until the 2024 Annual Meeting of Shareholders or until their successors are duly elected and qualified. Two of our current directors, Charlene Barshefsky and Michael O. Leavitt, are retiring and not standing for re-election. For more information, please see Our Retiring Directors on page 15. Our Board has appointed Laureen E. Seeger, Kristina V. Fink and David A. Kanarek as proxies to vote your shares on your behalf. The proxies intend to vote for the election of each of the 14 candidates nominated by the Board unless you indicate otherwise on your proxy or voting instruction form or when you vote by telephone or online. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

Our Board's Composition

As illustrated by our Board experience and diversity matrix and the director biographies on pages 6-14, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and insightful strategic guidance.

We continually review our Board's composition to identify the skills needed for our Company both in the near term and into the future. Ongoing strategic board succession planning, along with our mandatory retirement age for directors, are designed to ensure that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors. Over the next few years, certain of our current Board members will retire due to our mandatory retirement age. With this in mind, our Board has been actively engaged in succession planning and added seven new members since 2020. We believe that increasing the size of our Board in the short term to allow for knowledge transfer and information sharing between our newer directors and our retiring directors will help ensure an orderly and effective Board succession process over the next few years.

Our Board Experience and Diversity Matrix

14 Director Nominees

	Baltimore	Brennan	Chernin	Clayton	de la Vega	Leonsis	Majoras	Parkhill	Phillips	Pike	Squeri	Vasella	Wardell	Young
Experience and Skills														
Brand and Marketing			•			•				•	•	•		•
Core Business Operations & Management (including Human Capital Management)	•	•	•	•	•	•	•	•	•	•	•	•	•	•
ESG / Sustainability (including philanthropic experience)	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Financial Services & Investment Experience	•	•	•	•		•		•	•	•	•	•		
Global Business		•	•	•	•	•	•	•	•		•	•		•
Government, Legal / Regulatory		•		•			•		•	•		•		
Public Company CEO Experience	•										•	•	•	
Public Company Governance	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Risk and Audit Oversight	•	•		•	•		•	•	•	•	•	•	•	•
Technology & Cybersecurity			•	•	•	•	•	•			•			•
Demographics[1]														
Gender														
Male	•	•	•	•	•	•			•		•	•		•
Female							•	•		•			•	
Race / Ethnicity														
Black or African American	•									•			•	•
Hispanic or Latino					•									
White or Caucasian		•	•	•		•	•	•			•	•	•	

[1] Based on self-identified characteristics.

Our Director Nominees

As our Board experience and diversity matrix illustrates, our director nominees have a variety of skills and experiences that help the Company execute its strategy. Specifically, our director nominees hold and have held senior positions as leaders of various large, complex businesses and organizations and in government, demonstrating their ability to develop and execute significant policy and operational objectives at the highest levels. Our nominees include current and former chief executive officers, chief financial officers, chief operating officers, senior regulators and members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and foster innovation and business transformation. Additionally, our nominees' experience serving in government and on other public, private and non-profit boards brings valuable knowledge and expertise, including in the areas of public policy, ESG, succession planning, compensation, cybersecurity, financial reporting and regulatory compliance.

Detailed biographical information for each director nominee follows. We have included career highlights, other public directorships and select professional and community contributions along with the top qualifications, experience, skills and expertise that we believe each director brings to our Board. Our Board considered all of the aforementioned attributes and the results of our annual board evaluations when deciding to re-nominate the following directors.



Thomas J. Baltimore

Director since: **2021**
Age: **59**
Independent

Committees:
Audit and Compliance

Mr. Baltimore's extensive hospitality and real estate experience along with his public company CEO experience provide him with a highly valued perspective on our Board.

Mr. Baltimore has been Chairman and CEO of Park Hotels & Resorts, Inc., a NYSE-listed lodging real estate investment trust, since 2016. From 2011 to 2016, Mr. Baltimore was President, CEO and Director of RLJ Lodging Trust, a NYSE-listed real estate investment company. Mr. Baltimore serves as an Executive Committee member of the American Hotel & Lodging Association; a director of the University of Virginia Investment Management Company; a board member of the UVA McIntire School of Commerce Foundation; and a director of the Real Estate Roundtable. Mr. Baltimore is a member of the board of directors of Park Hotels & Resorts, Inc. and Comcast Corporation. Previously, he was a member of the board of directors of AutoNation and Prudential Financial Inc.
Mr. Baltimore received his Bachelor of Science and his Master of Business Administration degrees from the University of Virginia.



John J. Brennan

Director since: **2017**
Age: **68**
Lead Independent Director

Committees:
Audit and Compliance
Compensation and Benefits (Chair)

Mr. Brennan's extensive career at The Vanguard Group, Inc. (Vanguard) provides him with the ability to understand our institutional investors' perspectives and a deep knowledge of risk and audit oversight issues.

Mr. Brennan has been Chairman Emeritus and Senior Advisor at Vanguard, a global investment management company, since 2010. Mr. Brennan joined Vanguard in July 1982, was elected Chief Financial Officer (CFO) in 1985, President in 1989, CEO from 1996 to 2008 and Chairman of the Board from 1998 to 2009. Mr. Brennan was Chairman of the Board of Governors of Financial Industry Regulatory Authority (FINRA) (2016-2017); Chairman of the Board of Trustees of the University of Notre Dame; Chairman of the Vanguard Charitable Endowment Program; and Founding Trustee of the King Abdullah University of Science and Technology. Mr. Brennan is a former Chairman of the Financial Accounting Foundation, an overseer of financial accounting and reporting standard-setting boards. Previously, he served as a member of the board of directors of General Electric Company and LPL Financial Holdings, Inc. Mr. Brennan received his Bachelor of Arts from Dartmouth College and his Master of Business Administration at Harvard University.



Peter Chernin

Director since: **2006**
Age: **71**
Independent

Committees:
Compensation and Benefits
Nominating, Governance and Public Responsibility (Chair)

Mr. Chernin brings to the Board extensive entertainment, media and senior management experience.

Mr. Chernin is the founder and CEO of North Road Company, a global multi-genre film and TV studio which owns Chernin Entertainment, LLC, a film and television production company, and the Chernin Group, LLC, which is involved in strategic opportunities in media, technology and entertainment. Prior to that, Mr. Chernin was President, Chief Operating Officer and a director of News Corporation and was Chairman and CEO of the Fox Group from 1996 to 2009, where he oversaw the global operations of the company's film, television, satellite cable and digital media businesses. Mr. Chernin is Co-Chairman and Co-Founder of Malaria No More. He is a former director and Co-Chair of the Board of Visitors of the University of California, Berkeley and a former director of the Harvard AIDS Initiative. Mr. Chernin received his Bachelor of Arts from the University of California, Berkeley.



Walter J. Clayton III

Director since: **2022**
Age: **56**
Independent

Committees:
Risk

Mr. Clayton's breadth of legal and regulatory experience, as well as his deep knowledge and understanding of domestic and international financial markets, make him an asset to our Board.

Mr. Clayton has been Senior Policy Advisor and Of Counsel at Sullivan & Cromwell LLP since 2021. Prior to that, Mr. Clayton served as Chair of the U.S. Securities and Exchange Commission (SEC) from 2017 to 2020. During that time, in addition to chairing the SEC, he was a member of the President's Working Group on Financial Markets, the Financial Stability Oversight Council and the Financial Stability Board. Mr. Clayton also participated on the Board of the International Organization of Securities Commissions. Prior to joining the SEC, Mr. Clayton was a partner at Sullivan & Cromwell LLP, where he was a member of the firm's Management Committee and co-head of the firm's corporate practice and cybersecurity group (2001-2017). From 2009 to 2017, Mr. Clayton was a Lecturer in Law and Adjunct Professor at the University of Pennsylvania Law School and, since 2021, has been an Adjunct Professor at both the Wharton School and the Carey Law School of the University of Pennsylvania. Mr. Clayton also serves as Non-Executive Chair of Apollo Global Management and is a member of the Federal Deposit Insurance Corporation's Systemic Resolution Advisory Committee. Mr. Clayton received his Bachelor of Science from the University of Pennsylvania, his Bachelor of Arts and Master of Arts from the University of Cambridge and his Juris Doctor from the University of Pennsylvania.



Ralph de la Vega

Director since: **2016**
Age: **71**
Independent

Committees:
Audit and Compliance (Chair)
Compensation and Benefits

Mr. de la Vega brings to the Board extensive international business, digital and mobile technology experience.

Mr. de la Vega has been the Chairman and Founder of the De La Vega Group since 2018. Prior to that, he was the Vice Chairman of AT&T Inc. and CEO of Business Solutions and International, AT&T from 2016 to 2018; President and CEO of AT&T Mobile and Business Solutions from 2014 to 2016; President and CEO of AT&T Mobility from 2007 to 2014. From 2004 to 2006, Mr. de la Vega was the Chief Operating Officer of Cingular Wireless. He is a member of the board of directors of New York Life Insurance Company and Amdocs Ltd. He is also a member of the board of directors of Junior Achievement Worldwide and the Latino Donor Collaborative, as well as a former Executive Board Member of the Boy Scouts of America. He received his Bachelor of Science in Mechanical Engineering from Florida Atlantic University, his Master of Business Administration from Northern Illinois University and an Honorary Doctorate from Florida Atlantic University.



Theodore J. Leonsis

Director since: **2010**
Age: **67**
Independent

Committees:
Compensation and Benefits
Nominating, Governance and Public Responsibility

Mr. Leonsis' success as an innovator and entrepreneur allows him to identify business opportunities and drive new strategies based on changing technologies, social media and digital trends.

Mr. Leonsis has been the founder, Chairman and CEO of Monumental Sports & Entertainment, LLC, a sports, entertainment, media and technology company, since 2010. Previously, Mr. Leonsis was Vice Chairman Emeritus of AOL LLC, a leading global ad-supported Web company. Prior to AOL LLC, Mr. Leonsis was Chairman of Revolution Money, Inc., which American Express acquired in January 2010. Mr. Leonsis serves as a board member for the Hellenic Initiative and for OxiWear. He is the Advisory Board Chair for Georgetown Entrepreneurship; the Chairman for D.C. College Access Program, Inc.; co-founder and Vice-Chair for the Greater Washington Partnership; and co-founder and co-Executive Chairman of aXiomatic Gaming. Mr. Leonsis is also a council member for the National Museum of African American History and Culture. Mr. Leonsis also serves as a member of the board of directors of Groupon, Inc. He received his Bachelor of Arts from Georgetown University.



Deborah P. Majoras

Director since: **2022**
Age: **59**
Independent

Committees:
Nominating, Governance and Public Responsibility

Ms. Majoras brings decades of legal, regulatory and public policy experience to our Board.

Ms. Majoras joined Procter & Gamble Co. in 2008 and was named Chief Legal Officer and Corporate Secretary in 2010, where she served in such capacity until 2022. She was previously Chair of the Federal Trade Commission from 2004 until 2008 and she was Deputy Assistant Attorney General and later Principal Deputy of the U.S. Department of Justice's Antitrust Division from 2001 to 2003. Earlier in her career, she was an associate and partner at the law firm Jones Day LLP. Ms. Majoras previously served on the Leadership Council on Legal Diversity board. She is a member of the Executive Committee of the United States Golf Association and serves on the boards of the Christ Hospital Health Network, the Legal Aid Society of Cincinnati, Westminster College and the First Tee. Ms. Majoras also serves as a member of the board of directors of Valero Energy Corporation. Ms. Majoras received her Bachelor of Arts from Westminster College and her Juris Doctor from the University of Virginia.



Karen L. Parkhill

Director since: **2020**
Age: **57**
Independent

Committees:
Audit and Compliance
Risk (Chair)

Ms. Parkhill contributes her broad-ranging financial accounting expertise and banking experience to our Board.

Ms. Parkhill has been Executive Vice President and Chief Financial Officer of Medtronic, Inc. since 2016, where she leads the global finance organization and other key supporting functions including Treasury, Controller, Tax, Internal Audit, Investor Relations, Business Development, Information Technology and Enterprise Business Services. Previously, Ms. Parkhill was the Vice Chairman and Chief Financial Officer of Comerica Inc. from 2011 to 2016. Prior to Comerica Inc., she was the Chief Financial Officer of the Commercial Banking business at JP Morgan Chase and Co. from 2005 to 2011. Ms. Parkhill previously served as a member of the International Women's Forum, as a National Trustee for the Boys and Girls Club of America and on the board of directors of Methodist Health System. Ms. Parkhill received her Bachelor of Science from Southern Methodist University and her Master in Business Administration from the University of Chicago.



Charles E. Phillips

Director since: **2020**
Age: **63**
Independent

Committees:
Risk

Mr. Phillips' extensive career in the technology industry and financial services provide him with a valued perspective on our Board.

Mr. Phillips has been the Managing Partner and co-founder of Recognize, a technology private equity firm, since 2020. From 2010 to 2020, Mr. Phillips was the Chairman and CEO of Infor, Inc., an enterprise software application provider. Prior to that, he was President of Oracle Corporation and a Managing Director at Morgan Stanley. Mr. Phillips is a former director of the Federal Reserve Bank of New York. Mr. Phillips serves as a director for Apollo Theater and for the Council on Foreign Relations. Mr. Phillips also serves as a member of the board of directors of Paramount Global and Compass. Previously, he served as a director on the board of Oscar Health. Mr. Phillips received his Bachelor of Science from the United States Air Force Academy, his Master of Business Administration from Hampton University and his Juris Doctor from New York University.



Lynn A. Pike

Director since: **2020**
Age: **66**
Independent

Committees:
Compensation and Benefits

Ms. Pike brings extensive payments and financial industry experience to our Board and has served as the Chair of the Board of American Express National Bank, our U.S. banking subsidiary, since 2019, including as co-Chair with Stephen Squeri from 2021-2022. Ms. Pike joined the board of American Express National Bank in 2013.

Ms. Pike is the former President of Capital One Bank and a former member of the Capital One Executive Committee from 2007 to 2012. Previously, Ms. Pike was former President of Business Banking at Bank of America, as well as the former President of California for that corporation from 2004 to 2007. Prior to that, Ms. Pike was Managing Director of Consumer Banking at FleetBoston from 2002 to 2004, prior to FleetBank's acquisition by Bank of America in 2004. Ms. Pike serves as a member of the board of directors of Hiscox USA (HICI), BankWork$ and the California State University Channel Islands Foundation. Ms. Pike also serves as a director for Hiscox Ltd. Ms. Pike is a graduate of the Executive School of Marketing at the Fuqua School of Business at Duke University.



Stephen J. Squeri

Director since: **2018**
Age: **64**
Chairman and CEO since 2018

Committees:
None

Mr. Squeri has been Chairman and CEO of American Express Company since 2018. As Chairman and CEO, Mr. Squeri has a unique perspective and has demonstrated leadership qualities and management capabilities to drive the long-term success of the Company.

Mr. Squeri has held many positions during his 37 years at American Express, including Vice Chairman of American Express Company, Group President of Global Corporate Services, Group President of Global Services and Executive Vice President and Chief Information Officer. Mr. Squeri is a member of the Board of Trustees for Manhattan College, a member of the Board of Governors for Monsignor McClancy Memorial High School, a Trustee for the Valerie Fund and a member of the Board of Overseers for the Memorial Sloan Kettering Cancer Center. He is also chair of the Business Roundtable Corporate Governance Committee. Mr. Squeri received his Bachelor of Science and his Master of Business Administration from Manhattan College.



Daniel L. Vasella

Director since: **2012**
Age: **69**
Independent

Committees:
Compensation and Benefits
Nominating, Governance and Public Responsibility

Dr. Vasella brings to the Board his deep experience leading a highly regulated global business as well as a global perspective.

Dr. Vasella has been an Honorary Chairman of Novartis AG since 2013. Prior to that, Dr. Vasella served as Chairman of Novartis from 1999 to 2013 and as CEO from 1996 to 2010. From 1992 to 1996, Dr. Vasella held the positions of CEO, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. Dr. Vasella is a former member of the International Business Leaders Advisory Council for the Mayor of Shanghai, a foreign honorary member of the Academy of Arts and Sciences and a former trustee of the Carnegie Endowment for International Peace. He also serves as a member of the board of directors of PepsiCo, Inc. and SciClone Pharmaceuticals, Inc. Dr. Vasella received his Doctorate of Medicine from the University of Bern in Switzerland and attended Harvard University's Program for Management Development.



Lisa W. Wardell

Director since: **2021**
Age: **53**
Independent

Committees:
Risk

Ms. Wardell brings her extensive senior leadership and global management experience to our Board.

Ms. Wardell is the former Executive Chairman of Adtalem Global Education, a position she held from 2021 to 2022. Prior to that Ms. Wardell was the Chairman and CEO of Adtalem Global Education, Inc from 2016 to 2021. From 2004 to 2016, Ms. Wardell was Executive Vice President and Chief Operating Officer for The RLJ Companies. Ms. Wardell is a member of the Business Council, the Executive Leadership Council and the CEO Action for Diversity and Inclusion. Ms. Wardell also serves as a member of the board of directors of G-III Apparel Group, Ltd and Adtalem Global Education. Previously, she served on the board of Lowe's Companies. Ms. Wardell received her Bachelor of Arts from Vassar College, her Juris Doctor from Stanford University and her Master of Business Administration from the University of Pennsylvania.



Christopher D. Young

Director since: **2018**

Age: **51**

Independent

Committees:

Nominating, Governance and Public Responsibility

Risk

Mr. Young has deep cybersecurity expertise and experience in national security and emergency preparedness.

Mr. Young has been the Executive Vice President – Business Development, Strategy and Ventures of Microsoft Corp., since 2020. From 2017 to 2020, he was the CEO of McAfee, LLC, one of the world's leading independent cybersecurity companies. Prior to that, Mr. Young joined Intel in 2014 and led the initiative to spin out McAfee. Previously, he led cybersecurity efforts at Cisco, RSA (a division of Dell EMC) and AOL. Mr. Young also led end user computing at VMware and cofounded the company Cyveillance. Mr. Young is a member of the Cybersecurity & Infrastructure Security Agency (CISA) Cybersecurity Advisory Committee and a former member of the President's National Security Telecommunications Advisory Committee (NSTAC). He is a former director for the non-profit Cyber Threat Alliance and a former member of the Board of Trustees of Princeton University. Previously, Mr. Young served as a member of the board of directors of Snap Inc. Mr. Young received his Bachelor of Arts from Princeton University and his Master of Business Administration from Harvard University.

Our Retiring Directors

Charlene Barshefsky and Michael O. Leavitt are retiring from our Board at the end of their current terms and, therefore, will not stand for reelection at our Annual Meeting of Shareholders. We thank them for their years of dedicated service and wish them continued success in the future.

Ideal Director Nominee Attributes

The Nominating, Governance and Public Responsibility Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and experiences that will contribute to the sound functioning of our Board.

Diversity is also a key consideration in our nomination and succession planning processes. Our Corporate Governance Principles provide that the Board should be diverse, engaged and independent. When reviewing potential director nominees, the Nominating, Governance and Public Responsibility Committee considers the holistic diversity of the Board, including gender, race, ethnicity, age, sexual orientation and nationality, and does not discriminate on any basis. Specifically, we seek individuals who:

- have established records of significant accomplishment in leading global businesses and large, complex organizations

- have achieved prominence in their fields and possess skills or significant experience in areas of importance to our business strategy and expected future business needs

- possess integrity, independence, energy, forthrightness, strong analytical skills and the commitment to devote the necessary time and attention to the Company's affairs

- demonstrate they can constructively challenge and stimulate management and exercise sound judgment

- demonstrate a willingness to work as part of a team in an atmosphere of trust and candor and a commitment to represent the interests of all shareholders rather than those of a specific constituency

- will contribute to the diversity of skills, experience and backgrounds on our Board

Process for Identifying and Adding New Directors

The Nominating, Governance and Public Responsibility Committee uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Using a professional search firm supports the committee in conducting a broad search and looking at a diverse pool of potential candidates. The committee also maintains an ongoing list of potential candidates and considers recommendations made by the Board's independent directors.

In addition, the Nominating, Governance and Public Responsibility Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the Nominating, Governance and Public Responsibility Committee in care of the Company's Corporate Secretary and Chief Governance Officer, whose contact information is on page 32. Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on pages 102-103.

The Nominating, Governance and Public Responsibility Committee identifies and adds new directors using the following process:

1 Collect Candidate Pool

- ⊘ Independent search firms
- ⊘ Independent director recommendations
- ⊘ Shareholder recommendations

2 Holistic Candidate Review

Potential candidates are comprehensively reviewed and the subject of rigorous discussion during Nominating, Governance and Public Responsibility Committee meetings and Board meetings.

The candidates that emerge from this process are interviewed by members of the Nominating, Governance and Public Responsibility Committee and other Board members, including the Chairman and Lead Independent Director.

- ⊘ During these meetings, directors assess candidates on the basis of their skills and experience, their personal attributes and their expected contribution to the diversity of skills, experiences and backgrounds on our Board.

- ⊘ Extensive due diligence is conducted by third parties, including soliciting feedback from other directors and applicable persons outside the Company.

3 Recommendation to the Board

- ⊘ The Nominating, Governance and Public Responsibility Committee presents qualified candidates to the Board for review and approval.

Director Onboarding

The Company maintains a comprehensive director onboarding program. The Company's director onboarding program is individually tailored to take into account a director's prior experience and background and includes one-on-one meetings with several members of senior management. Our onboarding process is regularly updated and focuses on introducing new directors and facilitating integration on the Board.

Our Board Evaluation Process

Our Board continually seeks to improve its performance. Our Lead Independent Director has regular one-on-one discussions with our Board members and conveys their feedback on an ongoing basis to our Chairman. Separately, our Chairman, Chief Legal Officer, and Corporate Secretary and Chief Governance Officer each routinely communicates with our Board members to obtain real-time feedback.

Our Nominating, Governance and Public Responsibility Committee oversees the formal annual evaluation process of the effectiveness of our Board and its standing committees. Conducting a robust annual evaluation process allows the Board to assess its performance and practices and identify areas for improvement. As part of the evaluation process, our Board analyzes and assesses the performance of both the Chairman and the Lead Independent Director, as well as the culture of the Board.

Our annual Board evaluations cover several areas, including the following:

⊘ Board efficiency and overall effectiveness

⊘ Board and committee structure

⊘ Board and committee composition

⊘ Satisfaction with the performance of the Chairman

⊘ Satisfaction with the performance of the Lead Independent Director

⊘ Board member access to the Lead Independent Director, CEO and other members of senior management

⊘ Quality of Board discussions and balance between presentations and discussion

⊘ Quality and clarity of materials presented to directors

⊘ Board and committee information needs

⊘ Satisfaction with Board agendas and the frequency and format of meetings and time allocations

⊘ Areas where directors want to increase their focus

⊘ Board dynamics and culture

⊘ Board and committee access to experts and advisors

⊘ Satisfaction with the format of the evaluation

Our Board plans to periodically engage an independent third-party evaluation firm as we have in the past to augment the Board's annual evaluation process.

We believe that this continuous feedback cycle, along with our formal annual evaluation process, contributes to the overall functioning and ongoing effectiveness of our Board.

Below is a summary of our Board evaluation process:

1

Annual Board and Committee Evaluations

The process, including evaluation method, is reviewed annually by the Nominating, Governance and Public Responsibility Committee.

Written questionnaires are used for the Board and each standing committee and are updated and tailored each year to address the significant processes that drive Board effectiveness. Each director completes a written questionnaire on an unattributed basis for the Board and for each committee on which they serve. The questionnaires include open-ended questions and space for candid commentary.

2

Summary of the Written Evaluations

Reports are produced summarizing the written questionnaires, which include all responses and highlight year-over-year trends.

All comments are unattributed, included verbatim and shared with the full Board and each applicable committee.

3

Board and Committee Review

The Chair of the Nominating, Governance and Public Responsibility Committee leads a discussion of the written Board and committee evaluation results at the Board level. Separately, each committee chair leads a discussion of the applicable written committee evaluation at each committee meeting and reports on their discussions to the full Board.

Directors also deliver feedback to the Lead Independent Director and Chairman of the Board and suggest changes and areas for improvement.

4

Actions taken in response to the evaluation process over the years include:

- Streamlined Board committee structure and meeting cadence;

- Scheduled offsite Board meetings in conjunction with Company site visits;

- Director onboarding program was modified and enhanced;

- Management with varying degrees of seniority present to the Board and its committees;

- Information and materials regularly provided to directors continue to evolve to alleviate "information overload" and to enable directors to focus on the key data;

- Format of Board meetings has been altered to enable more time for director discussion with and without the CEO present;

- Number of informal meetings between directors and key executives has been increased;

- Increased time for informal director-only gatherings;

- Director education and presentations on emerging risk areas, compliance, corporate governance, industry disruptors and competitors from outside advisors and experts, including outside counsel, leading investment banks, external auditors, independent compensation consultants, regulators and investors; and

- Board members added with expertise in areas critical to the Company's business strategy and operations.

Our Board Leadership Structure

Our Board is led by Mr. Brennan, our Lead Independent Director, and Mr. Squeri, our Chairman and CEO. We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions and constructively challenge management. We also believe it is critically important for our Board to retain flexibility to determine its leadership structure based on the particular composition of the Board, the individuals serving in leadership positions, the needs and opportunities of the Company as they change over time and considerations such as continuity of leadership, sound succession planning and the additional factors described below.

The Board believes that a combined Chairman and CEO role allows the Company to effectively convey its business strategy and core values to shareholders, customers, colleagues, regulators and the public in a single, consistent voice. The Board also recognizes the necessity of having a strong Lead Independent Director with a clearly defined role and set of responsibilities (as detailed below) where there is a combined Chairman and CEO or where the Chairman is not independent. Their leadership is supplemented by engaged and expert committee chairs along with independent-minded, skilled and committed directors.

Our Board and Nominating, Governance and Public Responsibility Committee recently completed their annual review of the Board's leadership structure, and the independent directors re-elected Mr. Brennan as Lead Independent Director, a position he has held since September 2021. The annual Board leadership review considered how Mr. Brennan's past experience would prepare him to perform the duties set forth below as Lead Independent Director as well as the insightful, effective and sound leadership provided by Mr. Brennan. The annual board leadership review also considers the tangible benefits to the Company of having a Chairman and CEO with an operational focus and extensive company experience given the global and complex nature of our business. In addition, the review also considered how the Company's robust corporate governance practices combined with the Board's current leadership structure helps to ensure both clear, strategic alignment throughout the Company and independent oversight of management. Taking all of this into account, our Board continues to believe that our current structure, led by Messrs. Brennan and Squeri, allows the Board to focus on key strategic, policy and operational issues, provides critical and effective leadership (both internally and externally), and creates an environment in which the Board can work effectively and appropriately challenge management, all of which we believe will benefit the long-term interests of our shareholders.

Strong Lead Independent Director with Defined Role and Responsibilities

As noted above, the Board recognizes that in circumstances like ours where the positions of Chairman and CEO are combined, a strong Lead Independent Director with a clearly defined role and set of responsibilities is paramount for constructive and effective leadership.

Mr. Brennan, the Board's Lead Independent Director, has been a member of the Board since 2017. During his tenure as a Board member, Mr. Brennan has established strong and effective working relationships with his fellow directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our business. Mr. Brennan chairs the Compensation and Benefits Committee and is a member of the Audit and Compliance Committee. He was the Chair of the Risk Committee up until his election as Lead Independent Director in September 2021 and regularly attends Risk Committee and Nominating, Governance and Public Responsibility Committee meetings as an observer.

The position of Lead Independent Director at American Express comes with a clear mandate and significant authority and responsibilities that are detailed below and can be found in our Board-approved Corporate Governance Principles. Mr. Brennan fulfills these responsibilities in his role as Lead Independent Director.

⊘ Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached at those sessions;

⊘ Call additional meetings of the independent directors as needed;

⊘ Lead the Board in putting forth its expectations for "tone at the top;"

⊘ Meet regularly with the Chairman and serve as a liaison between the Chairman and the independent directors;

⊘ Facilitate effective and candid communication to optimize Board performance;

⊘ Serve as the Chair of the Compensation and Benefits Committee;

⊘ Coordinate with the Chair of the Nominating, Governance and Public Responsibility Committee (as needed) to recruit and interview qualified candidates for the Board;

⊘ Lead the annual evaluation of the Chairman and Chief Executive Officer, and together with the Chair of the Nominating, Governance and Public Responsibility Committee, the evaluation of the performance and effectiveness of the Board;

- Advise the Chairman of the Board's informational needs, participate in the setting of Board meeting agendas, including requesting the inclusion of additional agenda items at his or her discretion, and review and approve the types of information sent to the Board;
- Review and approve the schedule of Board meetings to ensure that the appropriate items are being discussed and that there is sufficient time for discussion of all agenda items;
- Monitor and coordinate with the Chairman on appropriate governance issues and developments;
- Be available as appropriate for consultation and direct communication with major shareholders;
- Advise and meet with the Chairs of each Committee of the Board as needed to assist with the fulfillment of each such Committee Chair's responsibilities to the Board; and
- Consult with the Chair of the Nominating, Governance and Public Responsibility Committee and the Board on succession planning and appointments for each Committee of the Board.

In addition, all Board members are encouraged to propose the inclusion of additional Board agenda items that they deem necessary or appropriate in carrying out their duties. All Board members have direct access to the Chairman and to the Lead Independent Director.

Our Board's Primary Role and Responsibilities, Structure and Processes

Our Board bears the responsibility for the oversight of management on behalf of our shareholders in order to ensure long-term value creation. In that regard, the primary responsibilities of our Board include, but are not limited to (i) oversight of the Company's annual business plan and development of the Company's strategy, including strategic objectives for the Company's businesses, (ii) ongoing succession planning and talent management, including the review of the results of the Company's Annual Colleague Experience Survey and (iii) risk management, including the oversight of the development of the Company's risk appetite.

How our Board Oversees our Annual Business Plan and Corporate Strategy

Our Board is responsible for overseeing the development of the Company's strategy, which articulates the Company's strategic objectives for its businesses; helps establish and maintain an effective risk management structure and control function; and provides direction to senior management to determine which business opportunities to pursue. At the beginning of each year, our senior management presents our consolidated annual business plan to the Board, and the Board discusses the Company's results relative to the plan periodically throughout the year. The Board holds senior management accountable for effectively implementing the Company's strategy consistent with its risk appetite, while maintaining an effective risk management framework and system of internal controls. Each year the Board holds an offsite strategy meeting to conduct a deep dive into the Company's strategic goals, timeline to achieve these goals and execution plans.


IN-DEPTH REVIEW BY GLOBAL BUSINESS GROUPS
DISCUSSION OF COMPANY RESULTS RELATIVE TO THE ANNUAL BUSINESS PLAN
CONSOLIDATION OF ANNUAL BUSINESS PLAN
COMPREHENSIVE REVIEW OF COMPANY'S STRATEGIC GOALS

How our Board Engages in Ongoing CEO and Key Executive Succession Planning

Our Board ensures that we have the right management talent to pursue our strategies successfully.

The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates and making key management succession decisions. Succession and development plans are regularly discussed with the CEO as well as without the CEO present in executive sessions of the Board. The Board makes sure that it has adequate opportunities to meet with and assess development plans for potential CEO and senior management successors to address identified gaps in skills and attributes. This occurs through various means, including informal meetings, Board dinners, presentations to the Board and committees, attendance at Board meetings and the comprehensive annual talent review. In addition, the Board has developed and approved an emergency CEO succession plan.

The Board also oversees management's succession planning for other key executive positions. Our Board calendar includes at least one meeting each year at which the Board conducts a detailed talent review, which includes a review of the Company's talent strategies, leadership pipeline and succession plans for key executive positions.

Additionally, the detailed results of the Company's Annual Colleague Experience Survey are reviewed each year with the Board. Our Annual Colleague Experience Survey provides insights into employee satisfaction, leadership efficacy, learning opportunities and career development. The insights provided by the survey help improve the American Express colleague experience, workplace culture and business results. We believe that maintaining our strong workplace culture, adhering to our Blue Box Values and ensuring that our people feel included, valued, recognized and backed will help us attract, retain and develop the right talent to lead the Company and successfully execute our corporate strategy. Please see page 42 for additional information about our workplace culture.

How our Board Oversees Risk Management

Board of Directors

We are committed to Board-level oversight of risk management. Our Board monitors our "tone at the top" and risk culture and oversees emerging and strategic risks. Our CEO, other executive officers and other members of our management team regularly report to the Board and its committees to discuss short-term, intermediate-term and long-term risks, including credit risk, market risk, funding and liquidity risk, compliance risk, operational risk (including, but not limited to, conduct risk), reputational risk, country risk, model risk, strategic and business risk and ESG risk (including, but not limited to, climate change risk). These reports assist in the Board's oversight of risk management and the ongoing evaluation of management controls. Risk management is primarily overseen by our Board through three Board committees: Risk, Audit and Compliance and Compensation and Benefits. Each committee consists entirely of independent directors and provides regular reports to the Board regarding matters reviewed at their committee. The committees meet regularly in executive sessions with our CFO, Chief Legal Officer, Chief Risk Officer, Global Compliance Officer (who reports to our Chief Risk Officer), Chief Audit Executive and other members of senior management with regard to our risk management processes, controls, talent and capabilities. The Board believes that these meetings help promote an effective ongoing risk dialogue between the Board and management.

Mr. Brennan, the Lead Independent Director, chairs the Compensation and Benefits Committee and is a member of the Audit and Compliance Committee. He was the Chair of the Risk Committee up until his election as Lead Independent Director in September 2021 and regularly attends Risk Committee and Nominating, Governance and Public Responsibility Committee meetings as an observer. As a Bank Holding Company with greater than $100 billion in total assets, the Company is required under the Federal Reserve's "Enhanced Prudential Standards" to have a stand-alone Risk Committee, which must include at least one member with "experience in identifying, assessing and managing risk exposures of large, complex financial firms." Mr. Brennan met this requirement when he was a member of the Risk Committee based on his experience with a variety of diverse financial companies, including, without limitation, his current and prior experience on the Company's Board, including serving as the former chair of the Risk Committee and his prior professional experience as former Chairman, CEO and CFO of Vanguard. Vanguard is one of the largest investment companies in the world focused on consumer-oriented products and services, and Mr. Brennan's leadership roles at Vanguard further demonstrate his experience in identifying, assessing and managing the risk exposures of a large, complex financial firm in a highly regulated sector. Specifically, Mr. Brennan was the Chairman and CEO of Vanguard for over a decade and spent another five years, prior to being appointed CEO, as the CFO of Vanguard. As CEO of Vanguard, Mr. Brennan was involved in, and was ultimately responsible for, risk management with respect to many of the same categories of risks faced by the Company, including credit risk, interest rate risk, liquidity risk, technology risk, operational risk, reputational risk and compliance and legal risk. Moreover, during his time at Vanguard and as part of its substantial expansion under his leadership, many of Vanguard's risk management processes were necessarily enhanced over time. In addition, the Board believes that Mr. Brennan's current and prior board service for external companies also support his risk management qualifications, including through his prior roles as Lead Governor and then Chairman of the FINRA.

The following graphic illustrates our risk management committee governance structure, as further detailed below.


Board of Directors
Audit & Compliance Committee
Nominating, Governance & Public Responsibility Committee
Risk Committee
Compensation and Benefits Committee
Management Level Committees:
Credit Reserves Committee
Enterprise Risk Management Committee
Asset/Liability Committee
Credit Risk
Compliance Risk
Operational Risk
Conduct Risk
Market Risk
Model Risk
Asset-Liability Management Risk
Liquidity Risk
Country Risk
Strategic and Business Risk
Reputational Risk
ESG Risk

Risk Committee

- Provides oversight of our enterprise risk management framework, processes and methodologies. Approves our Enterprise Risk Management policy, which covers risk governance, risk oversight and risk appetite, including credit risk, market risk, funding and liquidity risk, compliance risk, operational risk (including, but not limited to, conduct risk), reputational risk, country risk, model risk, strategic and business risk and ESG risk (including, but not limited to, climate change risk). Our Enterprise Risk Management policy:
  - Defines the authorized risk limits to control exposures within our risk capacity and risk tolerance, including economic scenarios
  - Establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system for monitoring limits, escalation triggers and assessing control programs
- Reviews and concurs with the appointment, replacement, performance and compensation of our Chief Risk Officer
- Receives regular updates from the Chief Risk Officer on key risks, transactions and exposures
- Receives reports on cybersecurity and related risks at least twice a year
- Reviews our risk profile against the tolerances specified in the Risk Appetite Framework, including significant risk exposures, risk trends in our portfolios and major risk concentrations
- Provides oversight of management's execution of capital management and liquidity planning
- Monitors the quality and effectiveness of the Company's technology security, data privacy and disaster recovery capabilities

Audit and Compliance Committee

- Assists the Board in its oversight responsibilities relating to the integrity of our annual and quarterly consolidated financial statements and financial reporting process, internal and external auditing, including the qualifications and independence of the Company's independent registered public accounting firm and the performance of our internal audit services function, and the integrity of our systems of internal control over financial reporting and legal and regulatory compliance
- Provides oversight of our Internal Audit Department
- Periodically reviews and discusses with management and the Company's independent registered public accounting firm the Company's accounting policies, critical accounting estimates and critical auditing matters
- Periodically reviews with management the Company's disclosure controls and procedures and management's conclusions about the efficacy of such disclosure controls and procedures
- Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Audit Executive and approves Internal Audit's annual audit plan, charter, policies, budget and overall risk assessment methodology
- Receives regular updates on the status of the audit plan and results including significant reports issued by Internal Audit and the status of our corrective actions
- Receives regular updates from the Global Chief Compliance Officer and reviews and approves our compliance policies, which include our Compliance Risk Tolerance Statement
- Reviews the effectiveness of our Corporate-wide Compliance Risk Management Program
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm

Compensation and Benefits Committee

- Works with the Chief Colleague Experience Officer and the Chief Risk Officer to ensure our overall compensation programs, as well as those covering our business units and risk-taking employees, appropriately balance risk with business incentives and that business performance is achieved without taking imprudent or excessive risk
  - Our Chief Risk Officer is actively involved in setting risk goals, including for our business units
  - Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit and provides input into performance evaluations
  - Our Chief Risk Officer meets with the committee and attests as to whether performance goals and results have been achieved without taking imprudent risks
- Uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives
- Approves the charter of, and receives reports from, management's Risk Performance & Incentive Review Committee that reviews whether certain risk outcomes warrant downward adjustment to incentive compensation

Board Oversight of Cybersecurity

We are a global financial services company and understand the substantial operational risks for companies in our industry as well as the importance of preserving the trust of our customers and protecting personal information. To that end, we have an extensive cybersecurity governance framework in place. Our Board receives reports on cybersecurity at least once a year and our Risk Committee receives reports on cybersecurity at least twice a year, including in at least one joint meeting with the Audit and Compliance Committee, and all receive ad hoc updates as needed. In addition, the Risk Committee annually approves the Company's Information Security Program.

Our information and cybersecurity program is designed to protect information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. The program is built upon a foundation of advanced security technology, a well-staffed and highly trained team of experts and operations based on the National Institute of Standards and Technology Cybersecurity Framework. This consists of controls designed to identify, protect, detect, respond to and recover from information and cybersecurity incidents. The framework defines risks and associated controls which are embedded in our processes and technology. Those controls are measured and monitored by a combination of subject matter experts and a security operations center with our integrated cyber detection, response and recovery capabilities.

Program Highlights

⊘ We have a Cyber Crisis Response Plan in place that provides a documented framework for handling high-severity security incidents and facilitates coordination across multiple parts of the Company

⊘ We deploy multiple layers of controls, including embedding security into our technology investments

⊘ We invest in threat intelligence and are active participants in industry and government forums to improve sector cybersecurity defense

⊘ We collaborate with our peers in the areas of threat intelligence, vulnerability management and response and drills

⊘ We routinely perform simulations and drills at both a technical and management level

⊘ We incorporate external expertise and reviews in our program

⊘ All colleagues receive annual cybersecurity awareness training

---

We continuously assess the risks and changes in the cyber environment and dynamically adjust our program and investments as appropriate.

How our Management Oversees Risk

We use our comprehensive Enterprise Risk Management (ERM) program to identify, aggregate, monitor, measure, report and manage risks. The program also defines our risk appetite, governance, culture and capabilities. The implementation and execution of the ERM program is headed by our Chief Risk Officer.

There are several internal management committees, including the Enterprise Risk Management Committee (ERMC), chaired by our Chief Risk Officer. The ERMC is the highest-level management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. It maintains the enterprise-wide Risk Appetite Framework and monitors compliance with limits and escalations defined in it. The ERMC oversees implementation of certain risk policies Company-wide. The ERMC reviews key risk exposures, trends and concentrations, and significant compliance matters, and provides guidance on the steps to monitor, control and report major risks. In addition, the Asset Liability Committee, chaired by our CFO, is responsible for managing our capital, funding and liquidity, investment, market risk and asset/liability activities in accordance with our policies and in compliance with applicable regulatory requirements. The Credit Reserves Committee, co-chaired by our CFO and Chief Credit Officer, oversees the measurement and financial recognition of the Company's balance sheet related reserves for credit losses.

As defined in the ERM policy, we follow the "three lines of defense" approach to risk management. The first line of defense comprises functions and management committees directly initiating risk taking. Our CEO, business unit presidents and our CFO are part of the first line of defense. The second line of defense comprises independent functions overseeing risk-taking activities of the first line. The Chief Risk Officer, the Global Chief Compliance Officer, the Chief Operational Risk Officer and certain control groups, both at the enterprise level and within regulated entities, are part of the second line of defense. The global risk oversight team oversees the policies, strategies, frameworks, models, processes and capabilities deployed by the first line teams and provides challenges and independent assessments on how the first line of defense is managing risks. Our Internal Audit Group constitutes the third line of defense and provides independent assessments and effective challenge of the first and second lines of defense.

Our Board Committees

Our 2022 Board's current standing committee membership information is listed on the following pages. Effective March 8, 2023, our Board approved revisions to the membership of our standing committees (see page 3 for our Board's current committee membership). Each current member of our standing committees and each member in 2022 was independent and fulfilled the requirements applicable to each committee on which he or she served.

Board Committee Responsibilities

Audit and Compliance Committee



COMMITTEE HIGHLIGHTS	11 Meetings in 2022	2022 Members	Independence	Audit Committee Financial Expert
		Thomas J. Baltimore	Each member of the	Each of Mr. Brennan,
		John J. Brennan	committee is independent	Mr. de la Vega and
		Ralph de la Vega (Chair)	and financially literate.	Ms. Parkhill meet the
		Michael O. Leavitt		requirements as defined by
		Karen L. Parkhill		U.S. Securities and
				Exchange Commission
				(SEC) rules.

Role and Responsibilities
- Assists the Board in its oversight of the integrity of our consolidated financial statements and related financial reporting processes, and internal and external auditing, including the qualifications and the independence of the independent registered public accounting firm, the performance of the Company's Internal Audit services function, the integrity of our systems of internal control over financial reporting, and legal and regulatory compliance. See page 48 under Report of the Audit and Compliance Committee for additional information regarding the duties of the committee with respect to oversight of our financial reporting process
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm
- Oversees the process for the receipt, retention and treatment, on a confidential basis, of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters
- Reviews and assesses the Company's Employee Code of Conduct and the Code of Business Conduct for Directors and approves any substantive updates thereto and recommends such substantive updates for approval by the Board
- Reviews and discusses reports from management regarding significant reported ethics violations under our Code of Conduct and other corporate governance policies
- Meets regularly in executive session with management, including with the Company's Chief Financial Officer, Chief Legal Officer, Global Chief Compliance Officer and Chief Audit Executive, and also with the Lead Engagement Partner from the Company's independent registered public accounting firm

Compensation and Benefits Committee



COMMITTEE HIGHLIGHTS	6 Meetings in 2022	2022 Members	Independence
		John J. Brennan (Chair)	Each member of the
%		Peter Chernin	committee is independent.
		Ralph de la Vega	
		Theodore J. Leonsis	
		Lynn A. Pike	
		Daniel L. Vasella	
		Ronald A. Williams (until March 9, 2022)	

Role and Responsibilities
- Oversees the compensation of our executive officers and designated key employees, considering the results of the Company's most recent Say-on-Pay vote
- Oversees our employee compensation plans and arrangements and employee benefit plans
- Approves an overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures that appropriately balance risk with business objectives, and the review of our compensation practices so business performance is achieved without taking imprudent or excessive risk, with appropriate input from the Company's Chief Risk Officer and the management-level Risk Performance and Incentive Review Committee
- Evaluates potential conflicts of interest with respect to its advisors
- The committee may delegate certain of its responsibilities to one or more of its members or to executive officers or designated senior executives, to the extent permissible under its charter, the Company's bylaws, the terms of the applicable plans, laws, rules, regulations and listing standards, and subject to any limitations imposed by our Board from time to time
- Reviews key employee experience initiatives and programs including strategies relating to diversity, equity and inclusion initiatives, key talent metrics, pay equity, colleague health and wellbeing and such other matters as the committee deems appropriate from time to time

Compensation and Benefits Committee Interlocks and Insider Participation
Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year is a former or current officer or employee of the Company or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship required to be disclosed under this caption under the rules of the SEC.

Nominating, Governance and Public Responsibility Committee

COMMITTEE HIGHLIGHTS	5 Meetings in 2022	2022 Members	Independence
		Peter Chernin (Chair) Michael O. Leavitt Theodore J. Leonsis Daniel L. Vasella Ronald A. Williams (until March 9, 2022) Christopher D. Young	Each member of the committee is independent.

Role and Responsibilities

- Considers and recommends candidates for election to the Board, consistent with criteria approved by the Board
- Provides oversight of and advice with respect to corporate governance matters at the Company consistent with the long-term best interests of the Company and its shareholders
- Advises the Board on director compensation
- Oversees the annual performance evaluation process for the Board and Board committees, including establishing criteria for evaluating their performance
- Advises the Board on Board leadership
- Considers feedback from shareholders regarding governance practices
- Administers the Related Person Transaction Policy
- Supports the Board with respect to CEO and management succession planning
- Reviews legislation, regulations and policies affecting us and the communities we serve, as well as our philanthropic programs, our political action committee, our corporate political contributions and our government relations activities
- Reviews the Company's practices, positions, strategy, formal reporting, policies and programs on ESG matters, including those related to sustainability, climate change, human rights, social impact and philanthropy, and the impact those matters have on the Company's reputation and key stakeholders

Political Engagement Activities

We communicate with policymakers on public policy issues important to the Company. In addition to our advocacy efforts, we participate in the political process through the American Express Political Action Committee (AXP PAC) and through corporate political contributions in those jurisdictions where it is permissible. AXP PAC is funded solely by voluntary employee contributions and does not contribute to presidential campaigns. We maintain comprehensive compliance procedures to ensure that our activities are conducted in accordance with all relevant laws, and management regularly reports to the committee regarding its engagement in the public policy arena and its political contributions. Information regarding our Company's political activities, including U.S. political contributions, may be found at https://ir.americanexpress.com/governance-and-corporate-responsibility/policy-engagement-and-political-activity/default.aspx.

Risk Committee

COMMITTEE HIGHLIGHTS	6 Meetings in 2022	2022 Members	Independence
		Charlene Barshefsky Karen L. Parkhill (Chair) Charles E. Phillips Lisa W. Wardell Christopher D. Young	Each member of the committee is independent.

Role and Responsibilities

- Assists the Board in its oversight of the Company's ERM framework and roles and responsibilities of the three lines of defense, and other risk management policies and procedures established by management to identify, assess, measure and manage key risks facing the Company
- Assists the Board in its oversight of management's execution of capital management, liquidity planning and resolution planning
- Monitors the quality and effectiveness of the Company's information technology security
- Meets regularly in executive session with the Company's Chief Risk Officer
- Oversees conduct risk as a component of Operational Risk, including, but not limited to, receiving updates and reports from management on the state of conduct risk at the Company
- Approves the ERM policy, which governs risk governance, risk oversight and risk appetite, including ESG risks that are included in our ERM framework, in particular, climate risk

Please see How our Board Oversees Risk Management on page 22 for additional information regarding the activities of the committee.

Our Corporate Governance Framework

We have adopted Corporate Governance Principles that, together with the charters of the four standing committees of the Board (Audit and Compliance, Compensation and Benefits, Nominating, Governance and Public Responsibility and Risk), our Code of Conduct (which constitutes our code of ethics for colleagues) and the Code of Business Conduct for Members of the Board of Directors, provide our governance framework. Key governance policies and processes also include our Whistleblower Policy, our comprehensive ERM Program, our commitment to transparent financial reporting and our systems of internal checks and balances. Comprehensive management policies, many of which are approved at the Board committee level, guide the Company's operations.

Our Board, along with management, regularly reviews our Corporate Governance Principles and practices to ensure that they are appropriate and reflect our high standards and Blue Box Values. In reviewing our Corporate Governance Principles and making recommendations, the Nominating, Governance and Public Responsibility Committee considers the views of shareholders expressed to us in engagement meetings, as well as publicly available discourse on governance.

You may view the following documents by clicking on the "Corporate Governance" link found on our Investor Relations webpage at http://ir.americanexpress.com and then selecting "Governance Framework." You may also access our Investor Relations webpage through our main website at www.americanexpress.com by clicking on the "About American Express" link, which is located at the bottom of the Company's homepage. You may also obtain free copies of the following materials by writing to our Company's Corporate Secretary and Chief Governance Officer:

- Corporate Governance Principles

- Charters for each of the four standing Board committees

- Code of Conduct (which constitutes our code of ethics for colleagues)

- Code of Business Conduct for Members of the Board of Directors

Majority Voting Standard for Director Elections

In a non-contested election, directors are elected by a majority of "for" votes cast by shareholders. A non-contested election is an election where the number of nominees is the same as the number of directors to be elected. If a director receives a greater number of votes "against" than votes "for" his or her election, the director is required to immediately submit his or her resignation to the Board. The Board, excluding such individual, will decide whether or not to accept such resignation and will promptly disclose and explain its decision in a Form 8-K filed with the SEC.

In a contested election, the director nominees who receive the plurality of votes cast are elected as directors. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our Certificate of Incorporation if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the fourteenth day prior to the date on which we file our definitive proxy statement with the SEC.

Our Policy on Director Outside Board Commitments

Our Board expects individual directors to allot sufficient time and attention to Company matters and to use their judgment and consider all of their commitments when accepting additional directorships on other corporations or charitable organizations. Our Board also recognizes that some directors have the time and ability to maintain the focus and commitment expected at our Board and committee meetings as well as those of other public companies. Our Corporate Governance Principles provide that a director should not serve on the boards of more than four public companies (including ours) or, if the director is an active Chief Executive Officer or equivalent of another public company, on the boards of more than three public companies (including ours). Additionally, a director who serves on our Audit and Compliance Committee should not serve on more than two other public company audit committees. Our Board believes that our policy strikes the right balance by allowing for the depth and breadth of experience gained through membership on other boards and the time commitment needed for engaged board service.

Our Nominating, Governance and Public Responsibility Committee believes it is important for directors to balance the insights gained from their roles on other boards with the ability to prepare for, attend and participate effectively in our Board and committee meetings. As a result, the Nominating, Governance and Public Responsibility Committee evaluates director performance to ensure directors continue to have the time and commitment to fulfill their obligations to our Board. When vetting prospective directors, a key component of the Company's due diligence process includes inquiry into whether an individual has sufficient capacity to devote to being an engaged and productive member of our Board. During the annual re-nomination process, the Nominating, Governance and Public Responsibility Committee considers a number of factors when deciding whether to renominate a director, including meeting attendance, individual contributions at meetings, the role of a director on other boards (with consideration given to public company board leadership positions), the commitment levels and time demands of outside activities, peer review feedback from one-on-one meetings held by each of our Chairman and Lead Independent Director with directors throughout the year and the results of the annual Board evaluation. Specifically, our annual evaluation process overseen by the Nominating, Governance and Public Responsibility Committee addresses topics including director commitment levels, engagement, effectiveness and preparedness, and the results are discussed by each committee and our Board. Our Nominating, Governance and Public Responsibility Committee confirms that all of our directors standing for re-election comply with our outside board commitment policy at this time.

We are aware that some of our shareholders have their own outside board commitment policies that are more restrictive than our policy and, specifically, that Thomas J. Baltimore, Jr. exceeds some of our shareholders' policies as a public company CEO sitting on three public company boards. As indicated above, when our Nominating, Governance and Public Responsibility Committee was considering whether to nominate Mr. Baltimore to our Board, extensive due diligence regarding his capacity to serve was conducted, including consideration of his other public company leadership roles and outside commitments. Mr. Baltimore has a long-standing track record of effective engagement and consistent attendance records, and has continuously shown himself to be a prepared and active participant on our Board. Our Nominating, Governance and Public Responsibility Committee reviewed and considered the factors and information described above when deciding to re-nominate Mr. Baltimore again this year. Mr. Baltimore has also met with certain of our shareholders at their request to discuss his board commitments and his capacity to serve. Our Board believed at the time of his initial nomination, and continues to believe, that Mr. Baltimore allocates ample time and attention to Company matters, is a valued asset to our Board and has demonstrated his ability to fulfill his Board responsibilities to the satisfaction of our Board.

Our Board seeks the right mix of directors with skills to accomplish our long-term goals and strategy, and conducts extensive due diligence when evaluating prospective director nominees and during the annual renomination process. Our Board requests that shareholders consider the points above when applying their respective director commitment criteria and/or policies.

Director Attendance

Our Meeting Attendance Policy is set forth in our Corporate Governance Principles. During 2022, our Board met six times and our committees met 28 times. All directors attended 75% or more of the meetings of the Board and Board committees on which they served in 2022.

All of our directors serving on our Board at the time of our 2022 Annual Meeting of Shareholders attended the meeting. Our Board strongly encourages all of its members to attend the Annual Meeting of Shareholders but understands there may be circumstances that prevent such attendance.

Executive Sessions

Executive sessions of independent directors, led by our Lead Independent Director, enable the Board to discuss matters, such as strategy, emerging risks and external threats, CEO and senior management performance and compensation, succession planning and board effectiveness, without management present. Any director may request additional executive sessions of independent directors. During 2022, our independent directors met in executive session at each regularly scheduled Board meeting.

Our Board's Size

Our Corporate Governance Principles provide that while the Board need not adhere to a fixed number of directors, generally a Board of 12-14 directors offers a sufficiently large and diverse group to address the important issues facing the Company and provides a wide range of perspectives, while being small enough to encourage personal involvement and discussion. We recognize that at times the number of directors on our Board may be higher than this range during periods of succession planning-related transitions, and when this occurs, expect the size of our Board to subsequently come back to within this range (12-14) as directors do not stand for re-election in accordance with our mandatory retirement age or to pursue other interests.

Proxy Access

A shareholder or group of no more than 20 shareholders that has owned at least 3% of our common shares for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our Annual Meeting of Shareholders. The maximum number of shareholder nominees that will be included in our proxy materials with respect to any such Annual Meeting of Shareholders is the greater of (i) two, or (ii) 20% of directors to be elected. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Corporate Secretary and Chief Governance Officer under the terms of our bylaws.

Trading in Company Securities

We prohibit hedging and pledging transactions in Company securities by executive officers and directors. Employees that are not executive officers are also prohibited from hedging Company securities and discouraged from pledging Company securities.

Additionally, we require members of senior management as well as our directors to pre-clear every transaction in Company securities for themselves, their immediate family members and any family trust with the Corporate Secretary and Chief Governance Officer. This includes gifts, transactions in discretionary accounts and non-routine transactions such as optional cash purchases in the Dividend Reinvestment Plan.

Our Board's Independence

13/14
Director Nominees are Independent

Our Corporate Governance Principles require that a significant majority of our directors shall meet the criteria for independence required by the New York Stock Exchange (NYSE). A director is considered independent if the Board determines that he or she does not have a material relationship with the Company. In making its annual independence determinations, the Board considers transactions between each director nominee and the Company. Our Board has established guidelines to assist it in determining director independence. These guidelines can be found within our Corporate Governance Principles and cover, among other things, employment and compensatory relationships, relationships with our auditors, customer and business relationships and contributions to non-profit organizations.

Based on our guidelines, the Board determined in March 2023 that all of its members in 2022, other than Mr. Squeri, and all of the Board's director nominees for election at the 2023 Annual Meeting of Shareholders, other than Mr. Squeri, are independent.

On October 5, 2022, our Board elected Mr. Clayton as an independent director. Mr. Clayton is a Senior Policy Advisor and Of Counsel at Sullivan & Cromwell LLP. From time to time and in the ordinary course of business, Sullivan & Cromwell LLP provides legal services to the Company that we consider to be de minimis in nature. Mr. Clayton does not provide any legal services to the Company, and he does not receive any compensation from Sullivan & Cromwell LLP that is generated by or related to our payments to that firm. The Nominating, Governance and Public Responsibility Committee determined based on fees paid to the firm over the past three years that Sullivan & Cromwell LLP does not perform substantial legal services for the Company on a regular basis. The fees and expenses paid to Sullivan & Cromwell LLP represented less than 0.5 percent of the firm's consolidated gross revenues in each of the past three years, and represented less than 0.1 percent of the Company's revenue in each such year. Further, the Nominating, Governance and Public Responsibility Committee reviewed the nature of the Company's engagement of Sullivan & Cromwell LLP and the services rendered, including the expertise and relevant experience of the firm and the specific partners engaged to work on the matters for which we have engaged the firm, and determined that Mr. Clayton's service on the Company's Board should not impair the Company's ability to engage Sullivan & Cromwell LLP when the Company determines such engagements to be appropriate and in our best interests. The Committee is satisfied that Sullivan & Cromwell LLP, when engaged for legal work, is chosen by the Company's legal group on the basis of the directly relevant factors of experience, expertise and efficiency. After considering the fees and expenses paid and being briefed on the policies and procedures that Sullivan & Cromwell LLP has instituted to confirm that Mr. Clayton has no professional involvement or financial interest in the Company's dealings with the firm, the Nominating, Governance and Public Responsibility Committee determined and recommended to the Board that the Company's professional engagement of Sullivan & Cromwell LLP does not impair Mr. Clayton's independence.

Shareholder Engagement
Our Board's Commitment to Shareholder Engagement

 ## Why We Engage

Our directors and management recognize the benefits that come from robust dialogue with shareholders and other relevant parties and we have embraced an active engagement strategy for many years. We engage with shareholders throughout the year in order to:

- Provide visibility and transparency into our business, our performance and our corporate governance, ESG and compensation practices;

- Discuss with our shareholders the issues that are important to them, hear their expectations for us and share our views; and

- Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices.

WHEN WE ENGAGE

 **Spring**	 **Summer**	 **Fall**	 **Winter**
Pre-Annual Meeting of Shareholders engagement to update shareholders and gather feedback on executive compensation and governance related changes and to discuss items on the Annual Meeting of Shareholders agenda	Review feedback and results from the Annual Meeting of Shareholders, plan for Fall Engagement and conduct targeted and responsive engagement	Comprehensive engagement with shareholders to gather feedback following the Annual Meeting of Shareholders and discuss developments in the Company's business and strategy, Board and corporate governance matters, executive compensation and priorities for the year	Review of shareholder feedback and Board consideration of potential changes to corporate governance, executive compensation program and proxy disclosures

How We Engage

Following our 2022 Annual Meeting of Shareholders, we engaged with shareholders representing approximately 33% of our outstanding shares on corporate governance, ESG, DE&I, executive compensation and related matters. During these meetings, depending on the investor's priorities, we discussed and sought direct feedback on a broad number of issues including company strategy and performance, board composition, ESG, DE&I, climate commitments and executive compensation programs. The below table provides a snapshot of our ongoing engagement process and outcomes.

Board Involvement

Our Lead Independent Director who also serves as our Compensation and Benefits Committee Chair is available for engagement and represents the Board in communications with shareholders, including participating in joint corporate governance and investor relations meetings. We deliver extensive feedback to our Board regarding shareholder meetings.

Investor Relations and Senior Management

Throughout the year, we provide investors with many opportunities to provide feedback to our Board, including the Chairman and Lead Independent Director and senior management, upon request. As part of our ongoing Investor Relations activities, we participate in:

- Conferences
- One-on-one meetings
- Group meetings

To learn more about our engagement, you may visit our Investor Relations website at http://ir.americanexpress.com.

Corporate Secretary's Office

We engage with governance representatives of our major shareholders through in-person meetings and conference calls that occur during and outside of the proxy season. Members of the corporate governance, investor relations and executive compensation groups discuss, among other matters, company performance, emerging governance practices generally and specifically with respect to our Company, the reasons behind a shareholder's voting decisions at prior annual shareholder meetings, our executive compensation practices and ESG strategy and framework.

Actions Taken by the Board Following Shareholder Engagement

Shareholder feedback is delivered to our Board and thoughtfully considered and has led to modifications in our executive compensation programs, governance practices and disclosure. Some of the actions we have taken that are informed by shareholder feedback over the last several years include:

- ⊘ Modified our perquisites policy to eliminate a cash perquisite allowance paid to NEOs
- ⊘ Continued to align compensation program with the Company's strategic priorities
- ⊘ Backed our front-line colleagues by moving from a discretionary profit sharing contribution in the U.S. retirement plan to a fixed rate contribution
- ⊘ Continued to release our ESG report (available on our website), which includes our full EEO-1 data, diversity metrics and discusses our ESG Strategy Roadmap focused on three core pillars: promoting DE&I, advancing climate solutions and building financial confidence each with long-term goals and initiatives
- ⊘ Released our second annual DE&I report (available on our website), which includes recruitment, retention and promotion data, documents our progress on DE&I commitments and initiatives and details the diversity representation of colleagues and our history of fostering an inclusive and equitable culture through real stories from colleagues, customers and community leaders
- ⊘ Achieved 100% pay equity for colleagues across genders globally and across races and ethnicities in the U.S and enhanced transparency on equal pay with the disclosure of our "raw median pay gap"
- ⊘ Adopted proxy access
- ⊘ Adopted shareholder right to call special meetings
- ⊘ Simplified our Annual Incentive Award program to be more formulaic and based on a single Company scorecard
- ⊘ Committed to not provide office support to future retiring CEOs
- ⊘ Enhanced our website disclosures on political contributions
- ⊘ Continued to evolve and enhance our proxy disclosures
- ⊘ Amended our Corporate Governance Principles to limit the number of public company boards on which our directors may serve
- ⊘ Added directors with financial services, payments, cybersecurity and digital backgrounds
- ⊘ Submitted near-term and long-term emissions reductions targets to the Science Based Targets initiative (SBTi) for validation in 2023 in line with SBTi Guidance as part of our commitment to net-zero by 2035 in alignment with the SBTi

How to Communicate with our Board

You may communicate with the Board or an individual director by letter or email, directed in care of the Company's Corporate Secretary and Chief Governance Officer, who will forward your communication to the intended recipient. However, at the discretion of the Corporate Secretary and Chief Governance Officer, materials considered to be inappropriate or harassing, unsolicited advertisements, or promotional materials and invitations to conferences may not be forwarded.

If you have an inquiry about our financial statements, accounting practices or internal controls, please direct your concern to the Chair of the Audit and Compliance Committee. If the inquiry relates to our governance practices, business ethics or corporate conduct, it should be directed to the Chair of the Nominating, Governance and Public Responsibility Committee or the Lead Independent Director. Matters relating to executive compensation may be directed to the Chair of the Compensation and Benefits Committee. If you are unsure of the category to which your concern relates, you may communicate it to any one of the independent directors, to the Lead Independent Director or to the Chairman.

Please direct such communications in care of the Corporate Secretary and Chief Governance Officer as follows:

Kristina V. Fink
Corporate Secretary and Chief Governance Officer
American Express Company
200 Vesey Street
New York, NY 10285
corporatesecretarysoffice@aexp.com

Compensation of Directors

The Nominating, Governance and Public Responsibility Committee reviews director compensation and seeks to compensate our directors in a manner that attracts and retains highly qualified directors and aligns the interests of our directors with those of our long-term shareholders. In 2021, the Committee engaged an independent compensation advisory firm, Semler Brossy Consulting Group, to assist the committee in its review of the competitiveness and structure of the Company's non-management director compensation. This review included a competitive benchmarking of our director compensation against the 20 companies that our Compensation and Benefits Committee reviews as a reference when examining the competitiveness of our executive compensation practices, as well as the Dow 30 and certain financial institutions. After completing its review, the Nominating, Governance and Public Responsibility Committee recommended modest increases to our program, effective January 1, 2022, in order to better position our program from a competitive standpoint going forward, as described below.

The following table provides information on the 2022 compensation of non-management directors who served for all or a part of 2022. We reimburse directors for reasonable out-of-pocket expenses attendant to their board service.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Thomas J. Baltimore	$130,000	$220,000	$ 40,742	$390,742
Charlene Barshefsky	$130,000	$220,000	$143,709	$493,709
John J. Brennan	$185,000	$295,000	$ 37,470	$ 517,470
Peter Chernin	$155,000	$220,000	$ 94,237	$ 469,237
Walter J. Clayton III[4]	$ 26,304	$ —	$ 13	$ 26,317
Ralph de la Vega	$165,000	$220,000	$ 36,641	$ 421,641
Michael O. Leavitt	$145,000	$220,000	$ 86,688	$ 451,688
Theodore J. Leonsis	$140,000	$220,000	$ 72,448	$432,448
Deborah P. Majoras[5]	$ 7,473	$ —	$ 4	$ 7,477
Karen L. Parkhill	$170,000	$220,000	$ 10,246	$400,246
Charles E. Phillips	$130,000	$220,000	$ 6,245	$ 356,245
Lynn A. Pike	$125,000	$220,000	$224,996	$569,996
Daniel L. Vasella	$140,000	$220,000	$ 75,220	$435,220
Lisa W. Wardell	$130,000	$220,000	$ 5,839	$ 355,839
Ronald A. Williams[6]	$ 43,140	$ —	$ 139,951	$ 183,091
Christopher D. Young	$145,000	$220,000	$ 25,394	$390,394

[1] **Annual Retainers.** For service in 2022, we paid non-management directors an annual retainer of $110,000 for board service. We paid an additional annual retainer of $20,000 to members of the Audit and Compliance and Risk Committees, $15,000 to members of the Compensation and Benefits Committee and Nominating, Governance and Public Responsibility Committee. We also paid an annual retainer to the Chair of each of the Board committees as follows: Audit and Compliance and Risk, $20,000; and Compensation and Benefits and Nominating, Governance and Public Responsibility, $15,000. We pay no fees for attending meetings, but the annual retainer for board service of $110,000 is reduced by $20,000 if a director does not attend at least 75% of his or her aggregate board and committee meetings. In addition, our Lead Independent Director during 2022, John Brennan, received an annual retainer of $100,000 of which $25,000 is paid in cash and included in this column and the remaining $75,000 is credited to the director's stock equivalent unit (SEU) account (see footnote 2).

All non-management directors, except Charlene Barshefsky, Theodore J. Leonsis, Karen L. Parkhill, Lynn A. Pike and Ronald A. Williams, deferred all or a portion of their 2022 retainers into a cash account, a SEU account, or both, under the deferred compensation plan described below in footnote 2.

[2] **Share Equivalent Unit Plan.** To align our non-management directors' annual compensation with shareholder interests, each non-management director is credited with common SEUs upon election or reelection at each annual meeting of shareholders. Each SEU reflects the value of one common share. Directors receive additional SEUs as dividend equivalents on the units in their accounts. SEUs do not carry voting rights and must be held at least until a director ends his or her service on the Board. Each SEU is payable in cash equal to the then-value of one common share at the time of distribution to the director. On May 3, 2022, the date of last year's annual meeting, each non-management director elected to the Board was credited with SEUs having a value of $220,000, which consisted of 1,218 SEUs, based on the market price of our common shares for the average of the 15 trading days immediately preceding such date. In addition, our Lead Independent Director during 2022, John J. Brennan, received an annual SEU retainer of $75,000, which consisted of 490 SEUs based on the market price of our common shares for the average of the last 10 trading days of such calendar quarter. We report in this column the aggregate grant date fair value of these SEUs in accordance with FASB ASC Topic 718, Compensation—Stock Compensation.

Deferred Compensation Plan for Directors. Non-management directors may defer the receipt of up to 100% of their annual retainer fees into either: (1) a cash account in which amounts deferred will be credited at the rate of 120% of the applicable federal long-term rate for December of the prior year, or (2) their SEU account. Directors will receive cash payments upon payout of their deferrals.

The balances in directors' SEU accounts as of December 31, 2022, are set forth in the table below. These amounts represent the aggregate number of SEUs granted under the SEU Plan for all years of service as a director and additional units credited because of the reinvestment of dividend equivalents and, for directors who participated in the SEU option under our deferred compensation plan for directors, retainer amounts deferred into their SEU account and dividend equivalents thereon.

Name	Number of SEUs
Thomas J. Baltimore	4,132
Charlene Barshefsky	73,333
John J. Brennan	20,607
Peter Chernin	48,279
Walter J. Clayton III	170
Ralph de la Vega	19,113
Michael O. Leavitt	25,114
Theodore J. Leonsis	37,245
Deborah P. Majoras	26
Karen L. Parkhill	4,986
Charles E. Phillips	4,257
Lynn A. Pike	4,986
Daniel L. Vasella	39,228
Lisa W. Wardell	4,051
Ronald A. Williams	64,819
Christopher D. Young	14,016

[3] **Insurance.** We provide our non-management directors with group term life insurance coverage of $50,000. The group life insurance policy is provided to the directors on a basis generally available to all Company employees. This column includes the premium paid for such coverage.

Dividend Equivalents. Dividend equivalents are reinvested in additional units for all directors based upon total SEUs held as of the previous record date at the time of Company quarterly dividends. This column includes the fair market value of the dividend equivalents received by the directors during 2022 in these amounts: Mr. Baltimore $5,946, Amb. Barshefsky $143,658, Mr. Brennan $37,419, Mr. Chernin $94,185, Mr. de la Vega $36,589, Gov. Leavitt $48,441, Mr. Leonsis $72,396, Ms. Parkhill $8,694, Mr. Phillips $6,193, Ms. Pike $8,694, Dr. Vasella $75,168, Ms. Wardell $5,787, Mr. Williams $139,930 and Mr. Young $25,342.

Directors' Charitable Award Program. We maintain a Directors' Charitable Award Program for directors elected prior to July 1, 2004. To fund this program, we purchased joint life insurance on the lives of participating directors. The death benefit of $500,000 funds a donation to a charitable organization that the director recommends. The Company paid no premiums for the policies of non-management directors who served for all or part of 2022.

Matching Gift Program. Directors are eligible to participate in the Company's Matching Gift Program on the same basis as Company employees. Under this program, the American Express Foundation matches gifts to approved charitable organizations up to $8,000 per calendar year. This column includes the amounts matched with respect to calendar year 2022.

Special Events. In connection with their attendance and participation at The American Express 2022 Golf Tournament, Mr. Baltimore and Mr. Leavitt received a benefit equivalent to $34,745 and $38,195, respectively, which includes the Pro-Am Player entry fee and other costs associated with participation in the tournament.

Other Retainers. Ms. Pike is Chair of the Board of Directors of AENB, our U.S. bank subsidiary. For her services as Chair and member of both the Audit Committee and Risk and Compliance Committee of AENB, Ms. Pike received an annual cash retainer totaling $216,250, which is included in this column.

[4] Mr. Clayton was elected to our Board effective October 5, 2022.

[5] Ms. Majoras was elected to our Board effective December 7, 2022.

[6] Mr. Williams retired from our Board effective May 3, 2022.

Director Stock Ownership

Our Corporate Governance Principles provide that non-management directors are required to obtain a personal holding of shares (directly or through SEUs) with a value of $1 million within five years of joining the Board. All non-management directors have achieved or are on track to achieve this requirement during the required time period.

Director and Officer Liability Insurance

We have an insurance program in place to provide coverage for director and officer liability. The coverage provides that, subject to the policy terms and conditions, the insurers will: (i) reimburse us when we are legally permitted to indemnify our directors and officers; (ii) pay losses, including settlements, judgments and legal fees, on behalf of our directors and officers when we cannot indemnify them; and (iii) pay our losses resulting from certain securities claims. A portion of the insurance program is blended with certain other insurances covering the Company. The insurance program is effective from November 30, 2022 to November 30, 2023 and is provided by a consortium of insurers. ACE American Insurance Company and XL Specialty Insurance Company are the lead insurers with various other insurers providing excess coverage. We expect to obtain similar coverage upon expiration of the current insurance program. The annual premium for the insurance program is approximately $5.6 million.

Certain Relationships and Transactions

In the ordinary course of our business, we engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations. Some of our directors, director nominees, executive officers, greater than 5% shareholders and their immediate family members (each, a Related Person) may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these entities on customary terms and, in many instances, these Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2022, no Related Person has had a material interest in any of our ongoing business transactions or relationships except as described in this section.

Our Related Person Transaction Policy

Our written Related Person Transaction Policy governs company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has a direct or indirect material interest (Related Person Transactions). Under the policy, the Nominating, Governance and Public Responsibility Committee must provide prior review and oversight of, and approval or disapproval of, Related Person Transactions, other than certain pre-approved transactions (described below). The committee will only approve a transaction if, after reviewing the relevant facts and circumstances, it determines that the transaction is consistent with the best interests of the Company. In the event we become aware of a Related Person Transaction that was not approved under the policy, the committee will consider the options available, including ratification, revision or termination of the transaction. The policy does not supersede any other company policy or procedure that may apply to any Related Person Transaction, including our Corporate Governance Principles and codes of conduct.

The Company's Corporate Secretary is responsible for assisting the Nominating, Governance and Public Responsibility Committee in carrying out its responsibilities, and management is required to present to the committee the material facts of any transaction that it believes may require review. In cases when it is impracticable or undesirable to delay a decision on a proposed transaction until the next meeting of the Nominating, Governance and Public Responsibility Committee, the Chair may review and approve the transaction and then report any approval to the full committee at its next regularly scheduled meeting. If a matter before the Nominating, Governance and Public Responsibility Committee involves a member of the committee, the member must recuse themselves and may not participate in deliberations or vote on the matter.

Pre-Approved Categories of Related Person Transactions

The Nominating, Governance and Public Responsibility Committee has pre-approved certain categories of transactions as being consistent with the best interests of the Company. These categories, which may exceed the proscribed threshold for Related Person Transactions, include but are not limited to, director and executive officer compensation, use of Company products and services, transactions involving indebtedness to the Company, certain banking-related transactions, certain ordinary course transactions, charitable contributions and indemnification payments.

Related Person Transactions

Our executive officers and directors may from time to time take out loans from certain of our subsidiaries on the same terms that these subsidiaries offer to the general public. For example, our U.S. card-issuing bank may extend credit to our directors and executive officers under our charge or lending products. All indebtedness from these transactions is in the ordinary course of our business and is on the same terms, including interest rates and collateral, in effect for comparable transactions with other people. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to our subsidiaries. Our executive officers and directors may also enter into transactions with us involving other goods and services, such as travel services and investments in deposit products offered by subsidiaries of the Company. These transactions are also in the ordinary course of our business, and we provide them on terms that we offer to our customers generally. Occasionally, we may have employees who are related to our executive officers, directors or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The sister-in-law of Mr. Squeri, our Chairman and CEO, is employed by the Company in a non-executive position and received compensation in 2022 of between $315,000 and $340,000. The compensation and other terms of employment of Mr. Squeri's sister-in-law are determined on a basis consistent with the Company's human resources policies.

Certain executive officers, directors and members of their immediate families are directors, employees or have equity interests in companies with whom the Company has entered into ordinary course business relationships from time to time and with whom the Company may enter into additional ordinary course business relationships. These may include ordinary course merchant acceptance relationships pursuant to which these companies accept our charge and credit card products and pay us fees when their customers use these cards, as well as use of the Company's cards and financial and other products and services, including extensions of credit, on terms and conditions similar to those available to other customers generally. From time to time, we may enter into joint marketing or other relationships with one or more of these companies in the ordinary course that encourage customers to apply for and use our cards. We may engage in other commercial transactions with these companies and pay or receive fees in those transactions. We have a number of similar ordinary course relationships with Berkshire Hathaway Inc. and its subsidiaries. We have also purchased insurance and other products from subsidiaries of Berkshire Hathaway Inc. in the ordinary course of business and on arm's-length terms. For information regarding a letter agreement between us and Berkshire Hathaway Inc. related to Berkshire's investment in the Company, please see Stock Ownership Information on pages 97-98. Additionally, the Company may from time to time make charitable contributions to non-profit organizations where our directors or executive officers are directors or trustees.

Environmental, Social and Governance (ESG)

At American Express, our ESG mission is to back people and businesses to thrive and create equitable, resilient and sustainable communities globally. We seek to mobilize our business to address pressing global challenges and deliver high impact initiatives that serve our colleagues, customers and communities.

In 2021, we launched a new roadmap for our global ESG strategy, establishing new long-term goals and objectives across three critical areas for our company, stakeholders and society: Promote DE&I, Advance Climate Solutions and Build Financial Confidence. We also continued to progress our ESG strategy with a $1 billion ESG bond issuance to finance new and existing Green and Social projects. Additionally, in 2022, as part of our commitment to net-zero by 2035 in alignment with the Science Based Targets initiative (SBTi), we submitted near-term and long-term emissions reductions targets to the SBTi for validation in 2023 in line with SBTi Guidance[1]. We also announced new grant priorities (Backing Equal Futures, Backing Small and Backing Low-Carbon Communities) that build on our legacy of community giving and directly support our ESG strategy.

Our ESG Objectives & Goals

PROMOTE DIVERSITY, EQUITY AND INCLUSION	Enhance diverse representation, equal opportunity and an inclusive culture at all levels of the company	Meet the needs of underrepresented businesses and consumers and develop more inclusive marketing initiatives	Advance racial equality and social justice in our communities
	• Maintain 100% pay equity across genders globally and across races and ethnicities in the U.S.	• Double annual spending with underrepresented-owned suppliers in the U.S. from a 2019 baseline to $750 million by the end of 2024, including increasing spending with Black-owned suppliers to at least $100 million annually • Provide access to capital and financial education to at least 250,000 underrepresented-owned small-and medium-sized businesses in the U.S. from late 2020 through 2024 • Develop more inclusive marketing initiatives, as well as design and build product experiences and programs that better meet the needs of underrepresented consumer and business customers	• Provide $50 million in grants from late 2020 through 2024 to nonprofits focused on addressing inequality and promoting social justice, including those led by members of underrepresented groups • Increase the representation of American Express Leadership Academy participants in the U.S. who are from underrepresented groups from 50% in 2019 to 75% by the end of 2024
ADVANCE CLIMATE SOLUTIONS	Minimize our climate impact and manage our climate-related risks and opportunities	Enable our customers and partners to transition to a low-carbon economy through the development of new capabilities	Support community programs and initiatives to help build more climate resilience and equitable communities
	• Commit to net-zero emissions by 2035 in alignment with the SBTi • Enhance the management of climate-related risks and opportunities across the business	• Pilot low-carbon product innovations, including carbon tracking and offset solutions	• Provide at least $10 million to support initiatives, partnerships and programs that address the adverse effects of climate change and pollution on communities from 2021 through 2025 • Engage our colleagues in sustainability initiatives through the Green2Gether program
BUILD FINANCIAL CONFIDENCE	Empower individuals to build and maintain their financial well-being through products, services, tools and education, while providing robust account security	Strengthen the financial security and money management capacity of small businesses through products, services, campaigns, and initiatives	Help build resilient communities through grants, programs and initiatives that support economic empowerment and equity
	• Provide access to credit to at least 4 million individuals from underrepresented populations from 2021 through 2025 • Provide at least 5 million individuals with tools, resources and educational content to improve financial well-being from 2021 through 2025	• Support small businesses, including by reaching $100 billion in spending by consumers at small, independently owned retailers or restaurants on Small Business Saturday and during other Shop Small campaigns from 2021 through 2025[2]	• Invest $500 million to build more resilient and equitable communities from 2021 through 2025

[1] American Express submitted near and long-term company-wide emissions reductions targets in line with the SBTi Corporate Manual, Version 2.0, December 2021 and SBTi Corporate Net Zero Standard, Version 1.0, October 2021, respectively.

[2] Based on spend as reported by consumers in surveys commissioned by American Express (not actual receipts or sales).

2022 ESG Highlights

Promote Diversity, Equity and Inclusion



- Exceeded our initial objective of spending $1 billion toward our DE&I Action Plan (including spending with underrepresented-owned suppliers, expanding access to capital and financial education and supporting non-profit organizations focused on promoting equality, among other DE&I initiatives) and announced our ambition to spend an additional $3 billion toward our DE&I Action Plan through the end of 2025.

- Maintained 100% pay equity for colleagues across genders globally and across races and ethnicities in the United States.

- Continued to provide transparency through disclosures on diversity representation among colleagues, including new details on hiring, promotion and retention of colleagues in the U.S. broken down by race and ethnicity and the "raw median pay gap" for women globally and for racially and ethnically diverse colleagues in the U.S.

Advance Climate Solutions



- Submitted near-term and long-term emissions reduction targets to the SBTi for validation in 2023 as part of our commitment to net-zero by 2035 in alignment with SBTi.

- Maintained carbon neutral operations powered by 100% renewable electricity since 2018.[1]

- Formed the Climate Risk Management Working Group comprised of senior leadership with direct accountability to the Enterprise Risk Management Committee to oversee ESG and climate risks.

- Set a goal to have the vast majority of plastic cards issued by American Express be made of at least 70% recycled or reclaimed plastic by the end of 2024.

- Developed new digital tools to help corporate clients better understand and manage their carbon footprint.

Build Financial Confidence



- Supported small businesses, including an estimated $17.9 billion in reported spending by U.S. consumers at independent retailers and restaurants on Small Business Saturday in 2022.[2]

- Maintained the lowest U.S. fraud rates among major credit card networks.[3]

- Underwrote $328 million in community development loans and investments through The American Express Center for Community Development to support small business needs, job creation and retention and affordable housing including the development of 3,000 units for families in need.

- 6.2 million enrolled users of MyCredit Guide, a free service that gives consumers access to their credit scores, along with the tools and information to help them take charge of their credit, as of December 2022.

---

[1] Achieved carbon neutral operations for Scope 1 (direct emissions from sources owned or controlled by American Express), Scope 2 (indirect location-based and market-based emissions) and Scope 3 (waste and employee business travel, including third-party air, rail and rental cars) emissions through renewable energy credits, carbon offsets and reduced GHG emissions. Operations include all our managed facilities, field sites and data centers. Managed facilities are individual properties operationally managed by our global real estate team and housing critical business functions. Field sites are individual properties that are not operationally managed by our global real estate team but directly by our business units. They are typically smaller sites, less than 30,000 square feet (including airport lounges, foreign exchange kiosks and sales offices) that are owned or leased by American Express.

[2] The American Express 2022 Small Business Saturday Consumer Insights Survey was conducted by Teneo on behalf of American Express and the National Federation of Independent Business (NFIB). The study is a nationally representative sample of 2,471 U.S. adults 18 years of age or older. The sample was collected using an email invitation and an online survey. The study gathered self-reported data and does not reflect actual receipts or sales. It was conducted anonymously on November 27, 2022. The survey has an overall margin of error of +/- 2.0%, at the 95% level of confidence. Projections are based on the current U.S. Census estimates of the U.S. adult population, age 18 years and over.

[3] The Nilson Report, February 2023.

ESG Governance

Our Board's Nominating, Governance and Public Responsibility Committee reviews our ESG strategy and Corporate Sustainability program, monitors progress against our goals and provides guidance on our efforts. The Compensation and Benefits Committee of the Board also oversees performance goals and certifies performance outcomes on key talent metrics. The Risk Committee of the Board provides oversight of our ERM framework.

Our Executive Committee also reviews and evaluates ESG performance and long-term goals with support from our ESG Steering Committee. Led by senior executives from across the Company, the ESG Steering Committee developed the goals for our ESG strategy, drawing on the expertise of cross-functional ESG Working Groups. Day to day, our Corporate Sustainability team works with colleagues throughout the Company to shape our ESG programs and investments and monitors progress on key issues.

Additionally, ESG risks—in particular climate risk—are included in our ERM framework and climate-related risks are currently managed as part of our ERM process. The ERMC, chaired by our Chief Risk Officer, is the highest-level management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. Furthermore, we have established a dedicated Climate Risk Management Working Group with direct accountability to the ERMC.

Executive compensation is also increasingly linked to our ESG goals. For example, in years past, the Company's annual scorecard's Colleague category included diversity representation, talent retention, culture and inclusion metrics as part of the calculation to determine incentive compensation for all eligible colleagues. In 2021, we also incorporated the management of key ESG priorities, including metrics, into our executive compensation program under the Strategic category of our annual scorecard. For more information, see the Compensation, Discussion & Analysis section of this proxy statement.


MISSION: BACK PEOPLE AND BUSINESSES TO THRIVE AND CREATE EQUITABLE, RESILIENT, AND SUSTAINABLE COMMUNITIES GLOBALLY
ESG PILLARS
PROMOTE DIVERSITY, EQUITY & INCLUSION
ADVANCE CLIMATE SOLUTIONS
BUILD FINANCIAL CONFIDENCE
BOARD OVERSIGHT
NOMINATING, GOVERNANCE, & PUBLIC RESPONSIBILITY COMMITTEE
RISK COMMITTEE
COMPENSATION & BENEFITS COMMITTEE
MANAGEMENT & IMPLEMENTATION
EXECUTIVE COMMITTEE
ESG STEERING COMMITTEE
ENTERPRISE RISK MANAGEMENT COMMITTEE
CORPORATE SUSTAINABILITY ENTERPRISE ESG TEAM
CLIMATE RISK TEAM
ESG WORKING GROUPS
PROMOTE DIVERSITY, EQUITY, & INCLUSION
BUILD FINANCIAL CONFIDENCE
ADVANCE CLIMATE SOLUTIONS
NET ZERO
ESG DISCLOSURES
CLIMATE RISK MANAGEMENT
BUSINESS UNITS ACROSS THE COMPANY

A Holistic Approach to Diversity, Equity and Inclusion

In 2020, we established the Office of Enterprise Inclusion, Diversity and Business Engagement (OEIDBE). This team guided the execution of our DE&I Action Plan, partnering closely with our CEO, Executive Committee, Chief Colleague Experience Officer and Colleague Advisory Networks worldwide. Building on our momentum and to approach our DE&I efforts in a holistic way going forward, the OEIDBE joined the Colleague Experience Group in January 2023 to integrate our internal and external DE&I efforts. Our DE&I framework is comprised of six enterprise-wide pillars. Each pillar is led by members of the Executive Committee as well as designated Senior Executive Sponsors to drive action and accountability. Within each of these pillars, every business unit has a comprehensive, multi-year plan with clear objectives, timelines and metrics (see graphic below).



Chairman and CEO

Chief Colleague Experience Officer

Chief Diversity, Equity & Inclusion Officer

Colleague Advisory Networks

Key Pillars

Brand	Customer	Culture	Colleague	Business	Community
Authentically build brand relevance and brand affinity for AmEx with Black, Latinx, Asian, LGBTQ+ and other underrepresented communities, customers and colleagues.	Develop holistic strategy across the Enterprise to strengthen our business with underrepresented consumers and small businesses.	Become a company where explicit consideration of equity is integrated in everything we do to embody true inclusion.	Create a culture that respects, values and recognizes everyone by removing systemic barriers to achieve inclusion and advancement that drives company success.	Develop holistic strategy across the Enterprise to strengthen our business with suppliers in underrepresented groups and investments in businesses in underrepresented groups.	Combat systemic racism and promote equity and advancement through our community initiatives and charitable priorities.

Our DE&I Action Plan is designed to drive meaningful, long-term progress both within and beyond our own workplace. Our investments have included our spending with underrepresented-owned suppliers, expanding access to capital and financial education for underrepresented-owned small businesses, supporting partnerships with non-profit organizations focused on promoting equality and social justice and investments in pay equity across genders globally and across races and ethnicities in the U.S.

At American Express, we have a longstanding commitment to building an inclusive and diverse workplace that values every voice, rewards teamwork, celebrates different points of view and reflects the diversity of the communities in which we operate.

Proxy Summary | Corporate Governance at American Express | Environmental, Social and Governance (ESG) | Audit Committee Matters | Executive Compensation and Compensation Discussion & Analysis | Shareholder Proposals | Stock Ownership Information | Other Information

2022 Global Workforce Representation

To ensure more balanced representation across all levels of our company, we have established recruitment, hiring and promotion practices to attract, develop and retain a diverse workforce. Our focus is on promoting an inclusive and equitable culture for all colleagues.



54%	**52%**	**55%**
OF OUR TOTAL GLOBAL WORKFORCE ARE WOMEN	**OF OUR EXECUTIVE COMMITTEE ARE WOMEN OR FROM DIVERSE RACES AND ETHNIC BACKGROUNDS**[1]	**OF OUR U.S. WORKFORCE IS FROM DIVERSE RACES AND ETHNIC BACKGROUNDS**[2]

[1] Based on self-identified characteristics.

[2] Based on data for the 2022 US Employer Information Report (EEO-1) submission for Black/African American, Hispanic/Latino, Asian, Native American or Alaskan Native, Native Hawaiian or Pacific Islander and two or more races.

Maintaining 100% Pay Equity



In 2022, for the third consecutive year, we maintained 100% pay equity for colleagues across genders globally and across races and ethnicities in the United States.

At American Express, we strive to treat everyone who works for us fairly and equally. We are committed to paying all colleagues equitably and maintaining bias-free, transparent compensation practices, and we are proud of our leadership in this area.

Our compensation practices reward colleagues based on performance, and we have policies and processes in place to help ensure we compensate all colleagues fairly and equitably. We review these practices regularly, and since 2017 we have also worked each year with independent experts to conduct a pay equity review. This analysis covers our entire global colleague base across genders globally and across races and ethnicities in the U.S., assessing pay on a statistical basis and considering key factors that influence compensation, including but not limited to tenure, role, level, geography and performance.

In 2022, for a third consecutive year, we maintained 100% pay "equity"—meaning no statistical differences in pay—for all genders globally, as well as for colleagues of all races and ethnicities in the U.S. We continued to make necessary investments and appropriate salary adjustments to reach this goal. We are proud of this achievement and are committed to maintaining this goal going forward.

Beginning in 2021, we also raised the level of transparency on pay and other DE&I metrics including disclosing our "raw median pay gap" as well as providing data on the company's hiring, promotions and retention efforts for colleagues across gender globally and race and ethnicity in the United States. The "raw median pay gap" metric compares differences in raw median base pay making no adjustments for factors such as role, level, tenure, performance or geography. Learn more in our DE&I report.

Creating an Inclusive Workplace Culture

Our culture is built on strong relationships, shared values and purpose and our commitment to backing our customers, communities and each other. Our Blue Box Values, a set of guiding principles that include "We Embrace Diversity" and "We Stand for Equity and Inclusion," serve as the foundation for how we operate and motivate us to actively cultivate an inclusive and diverse workplace.

Our Colleague Networks play an important part in the culture of American Express, building community, offering support and fostering a sense of inclusion and belonging. They also serve as an important source for feedback—helping us learn more about the colleague experience and, in turn, guiding the resources, events and backing we provide. We have 14 dedicated Colleague Networks with more than 100 chapters worldwide. They bring together people who share common experiences, interests and backgrounds— including disability, ethnicity, faith, gender, gender identity, generations, sexual orientation and veteran status.

Colleagues are welcome to join any network whether they are a member of the community or want to learn more and show their support. Currently, two in five colleagues engage in at least one network. In addition to our Colleague Networks, we have DE&I Councils in place to address Business Unit and local priorities.

Having a better understanding of the makeup of Team Amex helps us continue to strengthen our culture of inclusion and belonging. To that end, in 2020, we began to invite colleagues in our largest locations to voluntarily and confidentially self-identify, or Self-ID, across categories like gender identity, sexual orientation, ethnicity and disability status, depending on their location. We've since expanded our Self-ID initiative and it's now available to 90 percent of colleagues in the following office locations: Argentina, Australia, Hong Kong, India, Italy, Japan, Mexico, New Zealand, Philippines, Singapore, Taiwan, Thailand, the UK and the U.S.

Amex Flex: Our New Flexible Way of Working is Working

In March 2022, we launched Amex Flex, our new way of working where, depending on role and business needs, colleagues can work in the office, at home, or take a hybrid approach that combines both. Amex Flex is designed to leverage the best of both in-person and remote work and to enable colleagues to have greater flexibility in their personal and professional lives.

Before the COVID-19 pandemic, around 20 percent of our U.S. workforce was virtual. Since we announced Amex Flex, the majority of our colleagues in the U.S. have chosen hybrid schedules, opting to spend their time between in-office and virtual days, coming into the office about one to three days per week, while more than 40 percent have opted to be fully virtual, a percentage that has doubled over the last two years.

Our first office sites to adopt Amex Flex were in the U.S. and the UK in the first quarter of 2022. Since then, offices in 25 countries have started Amex Flex and colleagues have embraced our new way of working, noting the positive impact it has had on their lives, both personally and professionally. In an August 2022 survey, 90 percent of surveyed colleagues said they were either very satisfied or satisfied with Amex Flex.

We have introduced new technologies to enhance the workplace experience and make it easy to collaborate, including equipping our conference and huddle rooms with high-definition videoconferencing technology. We've also provided our leaders with resources and tools to support their colleagues' career and development and help promote day-to-day engagement, wherever they choose to work. Our goal is to create a flexible and supportive work environment for our colleagues, so whether they are working virtually, onsite, or seamlessly switching between the two with our hybrid option, they are part of a winning team that embraces collaboration and innovative thinking and respects all colleagues.

Supporting Colleague Health, Safety and Well-Being

We back our colleagues and their loved ones with benefits and programs that promote their holistic well-being. That means we prioritize their physical, financial and mental health through each stage of life.

We invest in our colleague's physical health and well-being, through our innovative, award-winning global corporate wellness program, Healthy Living. Healthy Living highlights the importance of preventive health, encourages and rewards healthy goals and provides colleagues and their loved ones with the support they need through our leadership, policies and work environment.

Our global financial well-being program, Smart Saving, provides resources and tools like financial coaching—at no cost—to help colleagues make better decisions about their finances. By offering this ongoing education and support, in addition to competitive base salaries and incentives, we're helping colleagues build their financial confidence so they can live well, now and in the future.

Through our global mental health program, Healthy Minds, we are committed to increasing awareness about mental health and providing resources and support for our colleagues so they can care for their well-being and get help when they need it. Since

launching Healthy Minds a decade ago, we have continued to innovate and strengthen our program, and today, in addition to free counseling for colleagues and their loved ones, we offer telehealth, grief and loss support, group drop-in sessions and mental health trainings.

Fostering Personal and Professional Growth

At American Express, colleagues are continuously learning, growing and leading the way. We offer a range of relevant learning and development opportunities with resources, feedback and support so colleagues can build meaningful careers that use their talents and strengths to make an impact. All colleagues can build their skills, develop as leaders, pursue new areas of interest and gain diverse experiences with access to programs like:

Feedback @ Amex—Seeking and Providing Coaching and Feedback is one of our Leadership Behaviors and is critical to colleague growth and development. In 2021, we introduced a new company-wide program that provides more opportunities for coaching and feedback, along with a suite of resources to help colleagues build their skills in these areas, including sample scenarios, tips for mitigating unconscious bias when giving feedback, strategies for having meaningful conversations and more. We also provided a leader-led feedback training, enabling individual teams to practice their feedback skills in an interactive group setting. All leaders are strongly encouraged to host a session with their team. In advance of our annual Mid-Year and Year-End Performance and Development Conversations, we also hosted enterprise-wide events to help both colleagues and leaders prepare to have effective feedback conversations and ensure they knew the support available to learn and develop.

Our partnership with **LinkedIn Learning** gives colleagues quick and easy access to thousands of courses and videos taught by industry experts on topics like business, leadership, technology, creativity and personal development. Colleagues can pick and choose, receiving course recommendations based on their stated goals—or they can make use of curated "playlists" of on-demand learning.

At the start of 2022, we launched **Project MarketPlace**, a new project-sharing enterprise platform where all colleagues can apply for special, short-term projects (up to six months in duration) and explore different career areas and interests. The MarketPlace also allows project leaders to diversify perspectives on their team and expand short-term resource capacity to get tasks done quickly and effectively, all while honing their leadership skills. Colleagues at every level and within every business unit can access it and apply for projects both within and outside their department.

The **Accelerated Leadership Development Program** equips high-potential Vice Presidents with the opportunity to strengthen their leadership behaviors and move into complex roles across the enterprise. The experience includes instructor-led sessions with external experts, speaker series with internal leaders, leadership assessments, mentorship and more.

Our ESG Ratings

We monitor our performance across several environmental, social and governance-related ratings and rankings. Highlights from 2022 include:



CDP (Climate Change) Rating
A-

Human Rights Campaign Corporate Equality Index – Score of
100%

Inclusion in Bloomberg's Gender-Equality Index

Inclusion in FTSE4Good Index Series

MSCI (ESG) Rating
AA

Sustainalytics ESG Risk Rating
Low-Risk

Awards and Recognition

Our commitment to be a great place to join, stay and grow a career continues to earn us industry awards and recognition. Here are some of the recognitions from 2022 that make us proud:

- American Opportunity Index—ranked #2
- Bloomberg's Gender Equality Index (since 2016)
- Anita Borg Top Companies for Women Technologists
- Fast Company's 2022 Brands that Matter
- Forbes America's Best Employers for Diversity
- Forbes Best Companies to Work for in Spain—ranked #1
- FORTUNE 100 Best Companies to Work For—ranked #8
- FORTUNE Best Workplaces in Financial Services & Insurance—ranked #2
- FORTUNE Best Workplaces in New York—ranked #3
- FORTUNE 100 Best Workplaces for Women—ranked #4
- FORTUNE World's Most Admired Companies—ranked #13
- Great Place to Work: Best Workplaces for Parents—ranked #4
- Great Place to Work: Best Workplaces in Italy—ranked #2
- Great Place to Work: Best Workplaces in Japan—ranked #5
- Great Place to Work: Best Workplaces in the Philippines—ranked #5
- Human Rights Campaign Corporate Equality Index—score of 100%
- JUST Capital—JUST 100 List
- LinkedIn Top Companies in the UK—Ranked #9
- Mediacorp: Canada's Best Diversity Employers
- Merco's Companies with Best Corporate Reputation in Mexico
- People Companies that Care—ranked #15
- Seramount 100 Best Companies
- Seramount Best Companies for Multicultural Women
- Seramount Inclusion Index

Learn More about Corporate Sustainability and ESG Matters at American Express

Please visit go.amex/esg for our 2021-2022 ESG Report, 2022 Diversity, Equity & Inclusion Report, TCFD Index, SASB Index, GRI Content Index and to learn more about our ESG activities. These reports, or any other information from the American Express website, are not incorporated by reference into this proxy statement.

Audit Committee Matters

Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm

Our Board recommends that you vote **FOR** the following resolution:

The Audit and Compliance Committee has sole authority to appoint and replace the Company's independent registered public accounting firm, which reports directly to the Committee, and is directly responsible for its compensation and oversight of its work. The Audit and Compliance Committee conducted its annual evaluation of PricewaterhouseCoopers LLP (PwC) and, after assessing the performance and independence of PwC, the Committee believes that retaining PwC is in the best interests of the Company. The Audit and Compliance Committee reappointed PwC as our independent registered public accounting firm for 2023.

We are asking you to ratify this appointment. If shareholders fail to ratify the appointment, the Audit and Compliance Committee will consider it a directive to consider other accounting firms for the subsequent year. One or more representatives of PwC will be present at the meeting, will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

RESOLVED, that the appointment by the Audit and Compliance Committee of the Company's Board of Directors of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the Company, to audit the financial statements of the Company and its subsidiaries for 2023, is hereby ratified and approved.

Actions Taken by the Audit and Compliance Committee to Support its Recommendation

A Detailed Assessment

PwC has been our independent auditor since 2005. The Audit and Compliance Committee charter requires a detailed review of the independent audit firm, including as compared to other firms, at least every 10 years. This review, conducted in 2014, assessed PwC's performance across the following criteria: professional expertise, audit engagement team performance, including the quality of information provided on accounting and auditing issues and regulatory developments, communications, independence and objectivity and fees. In addition, the review considered the advisability and the potential impact of selecting a different independent registered public accounting firm. A wide range of internal stakeholders were surveyed and asked to comment generally, identify areas for recognition and improvement and indicate how PwC's performance was trending over time. PwC's audit fees were benchmarked against other firms based on publicly available data. The positive results of the review resulted in the decision to continue to engage PwC and also identified several areas of opportunity for improvement that were discussed with PwC.

PwC's Objectivity and Independence

The Audit and Compliance Committee reviews relationships between PwC and American Express that may reasonably be thought to bear on independence and reviews PwC's annual independence evaluation and assesses its independence. Recognizing that independence and objectivity can be compromised by an auditor's provision of non-audit services, the Audit and Compliance Committee has approved a management policy governing the provision of services by PwC.

Quality of PwC's Auditing Practices

The Audit and Compliance Committee reviews issues raised by the Public Company Accounting Oversight Board (PCAOB) reports on PwC, PwC's internal quality control procedures and results of PwC's most recent quality control reviews, as well as issues raised by recent governmental investigations, if any. The Audit and Compliance Committee also discusses PwC's quality initiatives and the steps PwC is taking to enhance the quality and efficiency of its audits with the lead engagement partner.

PwC's Performance as Auditor

The Audit and Compliance Committee discusses and comments on PwC's audit plan and strategy for the audit, including the objectives, overall scope and structure, the resources provided and available at the firm and the Audit and Compliance Committee's expectations. The Audit and Compliance Committee also receives periodic updates from the lead engagement partner on the status of the audit and areas of focus by PwC.

Performance of Lead Engagement Partner

The lead engagement partner of PwC is subject to a mandatory five-year rotation period. The Audit and Compliance Committee chair is involved in selecting the lead engagement partner. During the year, the Audit and Compliance Committee chair meets one-on-one with the lead engagement partner to promote a candid dialogue and the Audit and Compliance Committee meets in executive session with the lead engagement partner to discuss the progress of the audit and any audit issues, deliver Audit and Compliance Committee feedback and discuss any other relevant matters.

PwC's Communications with the Audit and Compliance Committee

The Audit and Compliance Committee gives feedback to the lead engagement partner on the clarity, thoroughness and timeliness of PwC's communications to the Audit and Compliance Committee.

Terms of the Engagement and Audit Fees

The Audit and Compliance Committee reviews the engagement letter and approves PwC's audit and non-audit fees.

PricewaterhouseCoopers LLP Fees and Services

Fees for 2022 and 2021

The following table sets forth the aggregate fees billed or to be billed by PwC for each of the last two fiscal years (in thousands):

Types of Fees	2022	2021
Audit Fees	$29,835	$29,003
Audit-Related Fees[1]	3,124	2,757
Tax Fees	1,235	1,200
All Other Fees	96	59
TOTAL	$34,290	$33,019

[1] PwC performs the audit of the Company's pension plan for Hong Kong, where the fees are paid by the plan. These fees, which totaled $17K and $16K in 2022 and 2021, respectively, are not included in Audit-Related Fees since they were not paid by the Company.

In the table above, in accordance with SEC rules, "Audit Fees" consist of fees for professional services rendered for the integrated audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, and services provided in connection with statutory and regulatory filings or engagements and other attest services. "Audit-Related Fees" consist of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements. The services included due diligence, internal control reviews, attest services not required by statute or regulation and attest services for non-financial information, consultations on financial accounting and reporting matters not classified as audit. "Tax Fees" consist of fees for professional services rendered for tax compliance and tax consulting services. "All Other Fees" are fees for any services not included in the first three categories.

Policy on Pre-Approval of Services Provided by PricewaterhouseCoopers LLP

The terms of our engagement of PwC are subject to the pre-approval of the Audit and Compliance Committee. All audit and permitted non-audit services require pre-approval by the Audit and Compliance Committee in accordance with pre-approval procedures established by the Audit and Compliance Committee. In accordance with SEC rules, the Audit and Compliance Committee's pre-approval procedures have two different approaches to pre-approving audit and permitted non-audit services performed by PwC.

The Audit and Compliance Committee specifically pre-approves the terms and fees of the planned annual audit and permitted non-audit services that are to be performed by PwC. Other proposed engagements may be pre-approved up to an aggregate fee threshold, pursuant to procedures established by the Audit and Compliance Committee that are detailed as to the particular and defined classes of services without consideration by the Audit and Compliance Committee of the specific case-by-case services to be performed. We refer to this pre-approval method as "general pre-approval" and the Company's Controller reports such pre-approved engagements to the Audit and Compliance Committee at least quarterly.

The procedures also require all proposed engagements of PwC for services of any kind that have not received specific or general pre-approval as described above to be approved by the Audit and Compliance Committee (or, should a time-sensitive need arise, its Chair) prior to the beginning of any such services. All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures.

The Audit and Compliance Committee has reviewed the services performed by PwC and the related fees were consistent with the maintenance of PwC's independence.

Other Transactions with PricewaterhouseCoopers LLP

We have a number of business relationships with individual member firms of the worldwide PwC organization. Our subsidiaries provide card services to some of these firms and these firms pay fees to our subsidiaries. These services are in the normal course of business, and we provide them pursuant to arrangements that we offer to other similar clients.

Report of the Audit and Compliance Committee

A role of the Audit and Compliance Committee, which is composed of independent and financially literate directors, is to assist the Board in its oversight of the Company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. PwC is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the PCAOB, and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed with management and PwC the Company's audited financial statements. The Audit and Compliance Committee also has discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. In addition, the Audit and Compliance Committee has received from PwC the written disclosures and letters required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence, has discussed with PwC their independence from the Company and its management, and has considered whether PwC's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit and Compliance Committee discussed with the Company's Chief Audit Executive and PwC the overall scope and plan for their respective audits. Internal Audit is responsible for preparing an annual audit plan and conducting internal audits under the direction of the Company's Chief Audit Executive, who is accountable to the Audit and Compliance Committee. The Audit and Compliance Committee met with the Chief Audit Executive, the Controller and PwC, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. In addition, the Audit and Compliance Committee met with management to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

AUDIT AND COMPLIANCE COMMITTEE*

Ralph de la Vega (Chair)
Thomas J. Baltimore
John J. Brennan
Michael O. Leavitt
Karen L. Parkhill

(*Reflects 2022 Audit and Compliance Committee Membership)

Proxy
Summary

Corporate
Governance
at American
Express

Environmental,
Social and
Governance (ESG)

Audit Committee
Matters

Executive
Compensation and
Compensation Discussion
& Analysis

Shareholder
Proposals

Stock
Ownership
Information

Other
Information

Executive Compensation

Item 3: Advisory Resolution to Approve Executive Compensation (Say-on-Pay)

▌ The Board recommends a vote **FOR** this item.

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, we are asking you to approve, on an advisory basis, the compensation of the Company's Named Executive Officers (NEOs) disclosed in the Compensation Discussion and Analysis (CD&A), the compensation tables, notes and narrative in this proxy statement.

Our Board believes that the compensation of our executive officers is aligned with performance, is sensitive to our share price and appropriately motivates and retains our executives. We believe our executive compensation program delivers pay that is strongly linked to Company performance over time.

We engage with shareholders throughout the year, including discussing our compensation program and practices, and we also obtain feedback through this annual Say-on-Pay vote. Although this advisory vote is non-binding, the results of this vote and the views expressed by our shareholders in these discussions will inform the Compensation and Benefits Committee's future decisions about our executive compensation.

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables, notes and narrative discussion, is hereby approved.

Section Table of Contents

Compensation Discussion and Analysis

Our CD&A describes our executive compensation programs and compensation decisions for our NEOs, who for 2022 were:

Stephen J. Squeri Chairman and Chief Executive Officer

Stephen J. Squeri has been Chairman and Chief Executive Officer of American Express since 2018. As Chairman and CEO, Mr. Squeri has a unique perspective and has demonstrated leadership qualities and management capabilities to drive the long-term success of the Company. Under his leadership, American Express has launched innovative payments, financial management and lifestyle offerings, expanded strategic partnerships, enhanced digital capabilities, reshaped its strategy to drive growth in international markets and became the first foreign payments network to receive a clearing license in mainland China. In his previous role as Vice Chairman, Mr. Squeri led the Company's Global Commercial Services group, as well as its shared services groups. Mr. Squeri joined American Express in 1985 as a manager in the Travellers Cheque Group and has held a variety of senior roles across the Company, including President of the Establishment Services Group in the U.S. and Canada; President of the Corporate Card group; and Chief Information Officer.

Jeffrey C. Campbell Vice Chairman and Chief Financial Officer

Jeff Campbell serves as Vice Chairman and Chief Financial Officer of American Express, overseeing the Company's financial operations worldwide. As Vice Chairman since 2021 and as a member of the Executive Committee, Mr. Campbell plays an important role in developing the strategic direction for American Express and represents the Company to the financial community. In 2019, he assumed additional responsibility as the CFO and as an officer of AENB. Before joining American Express as CFO in 2013, Mr. Campbell was CFO of the McKesson Corporation, the largest healthcare services Company in the United States. He played an essential role as McKesson grew significantly and expanded its leadership in healthcare distribution and technology. Previously, Mr. Campbell spent 13 years at AMR Corp. and its principal subsidiary, American Airlines, ultimately becoming their CFO in 2002.

Anré D. Williams Group President, Enterprise Services and CEO American Express National Bank

Anré Williams is Group President, Enterprise Services and Chief Executive Officer of AENB, a role he assumed in April 2021. As Group President of Enterprise Services, Mr. Williams leads the Company's largest shared services organizations globally, including technology, digital capabilities, servicing for Card Members, merchants and consumer travel customers, real estate and procurement. As CEO of AENB, Mr. Williams oversees American Express' U.S. banking operation, which is responsible for over 60 percent of the Company's total billings and revenues. Previously, he was Group President of Global Merchant & Network Services (GMNS), responsible for managing relationships with the millions of merchants around the world that accept American Express Cards, and the Company's payments network, bank partnerships, international loyalty coalition programs and relationships with its largest strategic partners. Mr. Williams is a member of the American Express Executive Committee and the AENB Board of Directors.

Douglas E. Buckminster Vice Chairman

Doug Buckminster is Vice Chairman of American Express. As a member of the Executive Committee, Mr. Buckminster plays a central role in driving the overall strategic direction of the Company and accelerating growth opportunities globally. He also leads several areas of the business including International Card Services, U.S. Consumer Banking and China Operations, as well as Enterprise Innovation Partners, which is responsible for digital incubation, strategic partnerships and corporate development. Mr. Buckminster previously served as Group President of Global Consumer Services responsible for consumer products and services, digital strategy and capabilities and risk and information management; President, Global Network & International Card Services responsible for growing the consumer and bank partnership businesses in more than 150 countries; and President, International Consumer and Small Business Services. Mr. Buckminster has also served as regional president for American Express International's Latin America, Canada and Caribbean (LACC) region and general manager of the International Lending and Insurance Services organizations.

Ravikumar Radhakrishnan Executive Vice President and Chief Information Officer

Ravi Radhakrishnan is Executive Vice President and Chief Information Officer (CIO) of American Express. As a member of the Executive Committee, he oversees the Technology organization, which partners with American Express' businesses to enable, support and drive the Company's growth and innovation. His responsibilities include leading the delivery and operations of technology capabilities, platforms and services globally, as well as managing the Company's technology risk and information security. He also serves as the CIO and an officer of AENB. Prior to joining American Express in 2022, Mr. Radhakrishnan served in various senior technology roles at Wells Fargo, including CIO for Commercial Banking and Corporate & Investment Banking. Previously, Mr. Radhakrishnan worked at Citigroup for 18 years, during which time he held various technology roles in Capital Markets and Investment Banking.

Section 1: Executive Summary

The executive compensation program has been designed to drive strong business performance and to align executive compensation with long-term shareholder interests. A large portion of total compensation of our NEOs is at risk and directly tied to Company and individual performance. The CD&A that follows provides shareholders with information about the design of the compensation programs, compensation decision-making process and our 2022 compensation decisions for our NEOs, including a Special Award granted in October 2022 to certain executives, including Mr. Squeri.

2022 Company Performance

In 2022, we focused on expanding our leadership in the premium consumer space, building on our strong position in commercial payments, strengthening our global integrated network to provide unique value, continuing to uplift our control and compliance environment, and continuing to progress on our ESG goals. Our investments in product innovation, technology, people and our brand drove Card Member engagement, acquisition and retention, as well as continued strong credit performance.

For 2022, the Compensation and Benefits Committee determined the Company's overall performance to be above the goals established in the Company's annual performance scorecard and took this into consideration in determining annual incentives for 2022 (see pages 61-62 for additional details).

Business performance highlights in 2022 include:



(1) FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2022 foreign exchange rates apply to 2021 results and 2021 foreign exchange rates apply to 2020 results). Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See Annex A for a reconciliation. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

(2) Return on Equity (ROE) is calculated for the relevant periods by dividing the (i) net income for the period by (ii) average shareholders' equity for the period.

(3) Diluted earnings per share represents net income, less (i) earnings allocated to participating share awards of $57 million, $56 million and $20 million for the years ended December 31, 2022, 2021 and 2020, respectively, (ii) dividends on preferred shares of $57 million, $71 million and $79 million for the years ended December 31, 2022, 2021 and 2020, respectively, and (iii) equity-related adjustments of $16 million related to the redemption of preferred shares for the year ended December 31, 2021.

CEO Total Direct Compensation

The CEO's 2022 total direct compensation decision is consistent with our pay-for-performance philosophy and focuses on variable and "at-risk" compensation that is closely aligned with Company performance and sensitive to the Company's stock performance. The chart below shows that 95% of the CEO's annual 2022 compensation is performance-based with a significant portion (65%) tied to the future performance of the Company (this excludes the 2022 Special Award).

2022 CEO Total Direct Compensation Pay Mix*



Base Salary (5%)

Annual Incentive Award (AIA) (30%)

Long-Term Incentive Award (LTIA) (65%)
Performance RSUs (80% of LTIA)
Stock Options (20% of LTIA)

95%
At-Risk Pay

*   Excludes the 2022 Special Award. Details of the elements of compensation available on page 57

The CEO's compensation shown below reflects the target direct compensation for 2022 that was set at the start of 2022. It also shows actual total compensation for 2022 reflecting the Compensation and Benefits Committee's compensation decisions in January 2023 that took into consideration 2022 Company and CEO performance and external market positioning given performance and CEO experience. Separately, it shows the 2022 Special Award granted in October 2022 (see pages 53-54 for further detail of this award).

As shown below, 2022 actual compensation of $34 million is 31% above the 2022 target of $26 million and 19.5% above 2021 actual compensation of $28.5 million.

CEO TOTAL COMPENSATION ($000)



2021 TARGET	2021 ACTUAL	2022 TARGET	2022 ACTUAL	2022 SPECIAL AWARD
$20,500	$28,500	$26,000	$34,063	
$14,500	$19,000	$19,000	$22,250	
$4,500	$8,000	$5,500	$10,313	$15,000
$1,500	$1,500	$1,500	$1,500	

■ Base Salary   ■ AIA   ■ LTIA

2022 Special Award

Throughout 2022, the Compensation and Benefits Committee engaged in an ongoing review of the Company's continuity of leadership for the next several years and considered its importance to the Company's growth plan. Based on this review, in October 2022, the Board and Compensation and Benefits Committee approved a Special Award of performance-based, non-qualified stock options for certain executives, including Mr. Squeri.

This award, which is not intended to be recurring and is not part of the 2022 annual compensation outlined on page 57, was designed to meet two key objectives:

1 Further align executive compensation with long-term shareholder value creation

Vesting requires 40% absolute TSR growth within four years from grant, positive cumulative net income and continued employment; and exercise restrictions apply

2 Ensure leadership continuity through the next phase of the Company's growth

Four-year vesting period with no retirement provisions, designed to retain leadership for:

- The execution of our growth plan
- The continuing development of succession candidates

Factors considered in designing the Special Award

The Committee determined to provide this award as a supplement to our 2022 annual compensation program to further tie compensation to Company performance while maintaining the market-aligned risk profile of annual compensation elements given the objective of leadership continuity.

The Committee discussed the proposals across multiple meetings and considered the following in approving the Special Award:

- The value expected to be generated for shareholders if the rigorous TSR growth hurdle is achieved
- The ability for the award to support sustained strong Company performance over the long-term
- Retaining leadership over the time horizon for the next stage of the Company's growth plan

2022 Special Award Features

   

40% absolute TSR growth within four years from grant and positive cumulative net income performance conditions	Time-based vesting in addition to performance vesting	Award is exempt from retirement provisions, requiring continued employment over the vesting period	No exercise of vested options prior to the fourth anniversary of the grant

The vesting of the Special Award will be subject to achieving (i) total shareholder return (based on the average closing price, inclusive of reinvested dividends to-date, for any 20 consecutive trading days during the four-year period beginning on the grant date) of 40 percent above the 20-day average closing price preceding the grant date, and (ii) positive cumulative net income for the three-year period from the third quarter, 2022 through the second quarter, 2025 (with respect to 75 percent of the options) and the four-year period from the third quarter, 2022 through the second quarter, 2026 (with respect to 25 percent of the options). 75 percent of the options will be available to vest on the third anniversary of the grant date and 25 percent of the options will be available to vest on the fourth anniversary, subject, in each case, to continued employment with the Company through the applicable anniversary and achievement of the performance conditions outlined. No vested options may be exercised until the fourth anniversary of the grant date on October 31, 2026, and no later than the end of the seven-year term of the options on October 31, 2029.

Key Terms of the 2022 Special Award

Award Type	Performance-based non-qualified stock options
Date of Grant	October 31, 2022
Exercise Price	$148.45 (closing price at date of grant)
Option Term	7 years

Performance Conditions	• A 40% increase in absolute TSR must be achieved within the 4-year performance period for the award to vest
	
	   • Baseline TSR is based on 20-day average stock price preceding the grant date (Oct 31, 2022)
	
	   • Absolute TSR throughout the performance period is based on a 20 consecutive trading day average price and incorporates reinvested dividends to-date
	
	• Vesting is also subject to the satisfaction of positive cumulative net income conditions at the two vesting dates

Vesting	If performance conditions are met, vesting occurs on the dates below; if performance is not achieved by October 31, 2026, awards are forfeited
	
	   • 75% of options subject to 3-year cliff vesting (Oct 31, 2025)
	
	   • 25% of options subject to 4-year cliff vesting (Oct 31, 2026)

Exercise Restrictions	No options may be exercised prior to October 31, 2026 (provided that options may only be exercised if applicable performance conditions have been met)
Other Conditions	Unvested options will be forfeited upon termination of employment (the early and full retirement provisions set out on page 82 do not apply to the Special Awards); provided, however, that in the event of a termination of employment due to death or disability, unvested options will vest pro-rata, based on months served during the three-year period following grant (with respect to 75 percent of the options) and the four-year period following grant (with respect to 25 percent of the options), subject to the performance conditions having been achieved

Section 2: Compensation Governance and Pay Principles

Governance Practices

The Company's executive compensation program is overseen by the Compensation and Benefits Committee with the advice and support of the Company's independent compensation consultant as well as the Company's management team. The following are key characteristics of the Company's executive compensation program, which we believe best serve the interests of our shareholders and promote good governance.

WHAT WE DO

Our programs and practices continue to:

- ⊘ Link a significant portion of pay to business and stock performance
- ⊘ Employ robust goal-setting process to align goals with Company strategy
- ⊘ Bind cash incentives and equity awards to recoupment and forfeiture provisions
- ⊘ Apply clawback provisions for all NEOs based on detrimental conduct
- ⊘ Recoup the CEO's annual cash incentive award at the discretion of the Compensation and Benefits Committee if the Company does not achieve acceptable performance in the following year
- ⊘ Discourage imprudent risk taking, including the Chief Risk Officer's review of goals and results to confirm that actual results were achieved within the Company's Risk Appetite Framework
- ⊘ Maintain significant NEO stock ownership requirements
- ⊘ Cap annual cash incentive payment for NEOs (187.5% of target for extraordinary performance)
- ⊘ Prohibit executive officers from hedging Company stock or margining or pledging shares
- ⊘ Have double-trigger change-in-control provisions

WHAT WE DON'T DO

Our programs and practices do not:

- ⊗ Pay dividends or dividend equivalents on Performance Restricted Stock Units granted to NEOs unless they vest
- ⊗ Provide excessive perquisites, benefits or severance benefits
- ⊗ Make excise tax gross-ups upon a change-in-control
- ⊗ Maintain individual employment agreements or change-in-control arrangements
- ⊗ Reprice options

Pay Principles

We believe our executive compensation program is thoughtful, consistent and continues to align with the Company's business strategies.



We align pay with Company performance
to support a long-term, high-performance business model.



We link the majority of pay to long-term business strategies and key priorities.
The CEO's pay has added emphasis on performance-based incentives (95% of CEO's pay) with a substantial stock ownership requirement.



We measure performance against challenging goals,
including effective risk management, established at the start of each performance cycle that are aligned with our key business priorities.



We discourage imprudent risk taking
by avoiding undue emphasis on any one metric or short-term goal.

We continue to review our pay principles with input from shareholders and regulators, including the Board of Governors of the Federal Reserve System (Federal Reserve) and the Office of the Comptroller of the Currency (OCC).

Role of the Independent Compensation Consultant

The Compensation and Benefits Committee is composed solely of independent directors. The Committee is responsible for approving our executive officer compensation decisions. It has retained Semler Brossy Consulting Group (Semler Brossy) as its independent compensation consultant to provide counsel on various compensation-related matters, including peer group selection and competitive market assessment, market insights and trends in executive compensation and management's proposed levels of compensation. The Committee held six meetings over the course of 2022, all of which ended with executive sessions without management present. During 2022, Semler Brossy attended Compensation and Benefits Committee and AENB Board meetings, including executive sessions, and provided compensation advice independent of the Company's management. Semler Brossy does not engage in other work for the Company. The Committee assessed the independence of Semler Brossy pursuant to SEC rules and concluded that their work did not raise any conflicts of interest.

Say-on-Pay

The Compensation and Benefits Committee values the input of our shareholders and we regularly engage with them on executive compensation matters to foster a constructive dialogue on the programs and decision-making process. The Compensation and Benefits Committee considers the long-term interests of the Company and our shareholders when making decisions regarding our compensation program.

95.6%
of Shareholders
Approved our 2022
Say-on-Pay
Proposal

⊘ Following our 2022 Annual Meeting of Shareholders, we met with shareholders representing approximately 33% of our outstanding shares and other constituents to discuss executive compensation, corporate governance, ESG and related matters.

⊘ 95.6% of the votes cast at our 2022 Annual Meeting of Shareholders favored our Say-on-Pay proposal. The strong support for our compensation programs, reflected by our Say-on-Pay results, and our shareholder engagement discussions influenced the Compensation and Benefits Committee's decision to continue the 2021 program design for 2022.

We have a longstanding practice of engaging with our shareholders throughout the year on executive compensation matters and taking appropriate action considering feedback received. For further information on shareholder engagement, please see pages 30-31.

Section 3: Compensation Programs

The following table summarizes the key elements of our executive compensation program and demonstrates the program's focus on annual and long-term incentive compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance. The Compensation and Benefits Committee periodically reviews executive compensation and may recommend adjustments driven by market data, performance and situations where there is a change in responsibility:

	Form of Payment	Performance Period	Description of Compensation Component	For More Information
Base Salary	Cash	Ongoing	• The fixed portion of total direct compensation • Ensure appropriate balance between external market practice and internal alignment for executives with a comparable scope of responsibilities	Page 58
Annual Incentive Award (AIA)	Cash	One year	• Annual cash-denominated performance-based component of executive compensation, designed to recognize Company performance and individual performance • Linked to financial and non-financial goals set out in the Company Scorecard approved annually by the Compensation and Benefits Committee	Page 58
Long-Term Incentive Award (LTIA)	**80% Performance Restricted Stock Units (PRSUs)** 80%	Three years	• Align incentives with shareholder interests and the Company's long-term financial objectives • Granted annually with a 3-year cliff vesting period • Vesting of awards contingent on relative ROE and relative TSR performance versus a set of performance peers • Dividends are accrued on the target number of shares and are paid out after vesting	Page 59
	20% Stock Options (SOs) 20%	Three years	• Align compensation earned with value shareholders receive over the same period of time • Granted annually with a 3-year cliff vesting period and 10-year total term • Awards vest subject to positive cumulative net income over the 3-year performance period	Page 59

Base Salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. Salaries are set at a level to provide competitive fixed pay reflective of an executive's role, responsibilities and individual performance. The Compensation and Benefits Committee periodically reviews salaries as part of total compensation reviews; salary increases are not automatic or guaranteed.

Annual Incentive Award (AIA)

The AIA is structured to reflect specific and measurable Company goals, approved by the Compensation and Benefits Committee at the beginning of the year, including key objectives in four categories: Shareholder, Customer, Colleague and Strategic. The Committee believes each performance metric is a key driver of Company performance. To continue our focus on driving long-term value for shareholders, in 2022, the weight of the Strategic quadrant of the Scorecard was increased while reducing the weight of the Shareholder quadrant, which focuses on in-year financial performance.

The Committee uses the same Company Scorecard to determine annual incentives for all executives to promote an enterprise-wide focus. The Company Scorecard is based on the following metrics:



SHAREHOLDER

KEY METRICS CONSIDERED
• Revenue Growth
• EPS
• ROE

45%

CUSTOMER

KEY METRICS CONSIDERED
• Net Promoter Score
• Retention
• Merchant Locations

15%

COLLEAGUE

KEY METRICS CONSIDERED
• Diversity Representation
• Talent Retention
• Culture

15%

STRATEGIC

KEY METRICS CONSIDERED
• Expand leadership in the premium consumer space
• Build on our strong position in commercial payments
• Strengthen our global, integrated network to provide unique value
• Continue to uplift the control and compliance environment across the enterprise
• Continue to progress on key ESG goals

25%

The AIA is a formulaic program that considers Company goals set at the beginning of the fiscal year, along with individual performance, to determine the final payout. The design works as follows for each NEO:



| INDIVIDUAL NEO TARGET AMOUNT | X | COMPANY PERFORMANCE (Multiplier: 0 - 150%) | X | INDIVIDUAL PERFORMANCE (Multiplier: 0 - 125%) | = | ANNUAL AIA PAYOUT (Range: 0 - 187.5%) |

<100% Underperform (Committee Discretion)

100% Meets Expectations

150% Outperform (Maximum)

Actual payout is subject to reduction considering the Compensation and Benefits Committee's assessment of risk taking and risk management results during the year.

Long-Term Incentive Award (LTIA)

Our LTIA aligns NEOs' interests with those of shareholders and establishes retention incentives through multi-year, performance-based vesting periods. The elements of the Company's LTIA and their respective features are described in the table below:

Element	Key Metrics	Features
Performance Restricted Stock Units (80% of award)	• 3-year average ROE as compared to performance peers • 3-year TSR compared to the same performance peers as ROE	• 3-year cliff vesting period • Payout tied to 3-year relative performance and stock price performance • 0-120% of target shares awarded
Stock Options (20% of award)	• Positive cumulative net income	• 3-year cliff vesting period • Vests subject to positive cumulative net income over the 3-year performance period • 10-year term

Performance Restricted Stock Units (PRSU)

As a financial institution with a lending book and fee income, we consider effective returns on capital to be a validation of high performance. The program requires top-quartile relative ROE for PRSUs to pay out at target, and above target payouts are contingent on Total Shareholder Return (TSR) performance being in the top third of our peer group regardless of our ROE performance. Median relative ROE performance results in an 80% payout.

AXP Relative ROE Performance[1]	Payout%[2]
≥90th percentile	120%
75th percentile	100%
50th percentile	80%
25th percentile	50%
<25th percentile	0%

&

AXP Relative TSR Performance[1]	Payout%
67th Percentile or better of LTIA Performance Peer Group	Up to 120%
< 67th Percentile of LTIA Performance Peer Group	Cap at 100%

[1] Relative to the LTIA Performance Peer Group

[2] Straight-line interpolation applies if performance is between two points

LTIA Performance Peers

Our LTIA Performance Peers include large financial companies in the lending and payments business and reflect strong alignment with the Company's business. Our peer group for this LTIA program includes the Company's key competitors as well as a subset of S&P 500 Financials within similar industries as the Company and with ROEs subject to Comprehensive Capital Analysis and Review (CCAR) and other similar macroeconomic conditions as the Company, including global credit, lending and regulatory trends:

• Bank of America	• Fifth Third Bancorp	• M&T Bank	• State Street
• BNY Mellon	• Goldman Sachs	• Morgan Stanley	• Truist Financial
• Capital One Financial	• Huntington Bancshares	• Northern Trust	• U.S. Bancorp
• Citigroup	• JPMorgan Chase	• PayPal	• Visa
• Citizens Financial Group	• KeyCorp	• PNC Financial Services Group	• Wells Fargo
• Discover	• Mastercard	• Regions Financial	

Section 4: Compensation Determination Process

Annual Compensation and Decision-Making Process

Our Compensation and Benefits Committee is responsible for assisting the Board of Directors in its oversight responsibilities related to executive compensation programs, including determining the payouts for the last completed fiscal year and setting the annual performance goals for the upcoming performance cycle for each of our executive officers including the CEO. Typically, the Committee follows the key activities outlined below:



ESTABLISH	ASSESS	REVIEW	EVALUATE	APPROVE	RECOMMEND
• Establish metrics and goals for the current year, including goals for the CEO, and review prior year Company performance	• Assess progress toward strategies relating to diversity, equity and inclusion initiatives as well as key talent metrics	• Review progress toward goals • Review shareholder engagement inputs	• Evaluate any updates to existing governance protocols • Evaluate CEO performance against goals set at the beginning of the year	• Approve incentive payouts for the CEO and executive officers taking into consideration risk outcomes • Approve the CD&A, Proxy Tables and Pay versus Performance	• Recommend preliminary compensation for the CEO and executive officers

Peer Group and Benchmarking

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. The Compensation and Benefits Committee periodically examines pay practices and pay data for a Compensation Peer Group of 20 companies as a source of benchmarking data to better understand the competitiveness of our compensation program and its various elements. While the benchmarking data is used to assess the competitiveness of our compensation program, it is only one of a number of factors used to make final pay decisions. The Compensation Peer Group is different than our LTIA Performance Peer Group which is selected for industry and financial metric comparability to assess our relative financial performance in determining potential LTIA vesting.

How We Select the Company's Compensation Peer Group

In selecting the current Compensation Peer Group, the Compensation and Benefits Committee identified prominent S&P 500 companies, with revenue levels similar to ours, in the following categories: (1) financial institutions; (2) iconic global consumer brands; and (3) payments and technology businesses. The Committee, together with its independent compensation consultant, periodically reviews the Compensation Peer Group.

Compensation Peer Group for 2022

Financial Institutions
- Bank of America
- BNY Mellon
- BlackRock
- Capital One Financial
- Citigroup
- Goldman Sachs
- JPMorgan Chase
- Morgan Stanley
- U.S. Bancorp
- Wells Fargo

Iconic Global Consumer Brands
- Coca-Cola
- Colgate-Palmolive
- Nike
- PepsiCo
- Starbucks

Payment & Technology Businesses
- Cisco
- Discover
- Mastercard
- PayPal
- Visa

Section 5: 2022 Compensation Decisions and Outcomes

2022 Annual Incentive Award

2022 Performance Multiplier – Company

The Compensation and Benefits Committee evaluated the following results against the performance objectives approved for all NEOs at the beginning of 2022. Goals approved at the start of the year were consistent with the full-year revenue and earnings per share guidance that the Company provided publicly in January 2022. This guidance reflected continued revenue momentum and strong credit performance, helping us to grow over a number of notable items that benefited our earnings in 2021, including sizeable credit reserve releases and significant net gains in our Amex Ventures strategic investment portfolio. See our 2022 Annual Report on Form 10-K for full discussion of financial performance. For each metric, the goals represent a measurement for a range of outcomes that could result in a higher or lower payout. AIA payouts for 2022 performance occurred in February 2023.

The Compensation and Benefit Committee determined the Company's overall performance outcomes across the Shareholder, Customer, Colleague and Strategic measures to be above the 2022 annual goals established in the Company's annual performance scorecard and took this into consideration in determining the 2022 Company Performance Multiplier to be 150%. Company performance outcomes the Committee took into consideration include:

- Actual revenue growth and EPS outcomes exceeding the ambitious guidance communicated in January 2022
- Expanded leadership in the premium consumer space
- Strengthened leadership position in commercial payments
- Significant progress in expanding our global network
- Strong industry-leading credit performance
- Strong customer retention rates
- Outstanding progress in continuing to increase colleague engagement levels across all categories

The following table provides further detail of Company performance in 2022, relative to the goals:

Shareholder (45%)	2022 Goals	2022 Actual Performance
• Revenue Growth	19%	27%[1]
• EPS	$9.45	$9.85
• ROE	32%	32%
Customer (15%)		
• Net Promoter Score		Actual outcomes above goals set and pre-pandemic levels
• Retention		Maintained retention rates above pre-pandemic levels
• Merchant Locations		Sustained virtual parity coverage in the U.S.[2] and continued to grow international coverage
Colleague (15%)		
A set of quantitative talent metrics in the following three categories:		
• Diversity Representation (Increasing underrepresented U.S. minority and global women representation across the Company, especially at senior managerial levels)		Overall diversity representation goals were achieved
• Talent Retention (Retaining our critical talent at all levels)		Very strong performance against talent retention goals in a challenging external environment
• Culture (Maintaining a strong level of inclusion and engagement)		Colleague engagement survey results exceeded target engagement levels

[1] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2022 foreign exchange rates apply to 2021 results, 2021 foreign exchange rates apply to 2020 results). Total revenues net of interest expense on an

FX-adjusted basis is a non-GAAP measure. See Annex A for a reconciliation. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

(2) Source: Company internal data and The Nilson Report, February 2023.

Strategic (25%)	2022 Results
Expand leadership in the premium consumer space	⊘ 24% U.S. Consumer Services Billed Business growth ⊘ Record acquisition on our flagship U.S. Consumer Platinum and Gold cards ⊘ Continued to drive generational relevance, with over 60% of global proprietary consumer card acquisitions from Millennial & Gen-Z customers ⊘ Broadened financial services offerings with launch of Rewards Checking
Build on our strong position in commercial payments	⊘ 21% Commercial Services Billed Business growth ⊘ Record acquisition on our flagship U.S. Business Platinum card ⊘ Made significant progress on the integration of Kabbage and buildout of our digital banking and B2B payments suite
Strengthen our global, integrated network to provide unique value	⊘ Sustained virtual parity coverage in the U.S. and continued to grow international coverage ⊘ Achieved our 2022 coverage goal outside of the U.S., reaching 75% coverage across 23 priority cities ⊘ Launched partnership enabling fintechs to issue new products on our network
Continue to uplift control and compliance environment across the enterprise	⊘ Risk profile, performance and risk taking remained within Risk Appetite ⊘ Global write-off and delinquency rates remain strong, below pre-pandemic levels ⊘ Continued to invest appropriately in managing known and emerging risks
Continue to progress on key ESG goals	⊘ Continued to make progress against our DE&I Action Plan, including spending with underrepresented-owned suppliers, financial assistance for underrepresented-owned businesses and colleague education and training ⊘ Submitted near-term and long-term emissions reductions targets to the SBTi as part of our commitment to net-zero by 2035 in alignment with SBTi ⊘ Continued to provide transparency through ESG reporting and disclosures, including our annual ESG report, an updated DE&I report and disclosures on hiring, promotions and retention

Performance Multiplier – Individual

The Compensation and Benefits Committee has discretion to modify awards downward or upward to differentiate and reward leadership performance. Factors considered in determining the appropriate individual multiplier for the NEOs included the assessment of risk taking, risk management and performance against the Company's leadership behaviors (Setting the Agenda, Bringing Others With You and Doing It the Right Way). The maximum individual performance multiplier for leadership performance is 125%.

Summary of NEOs' AIA for 2022

The following table summarizes the actual AIA paid to each NEO for the 2022 performance year (in thousands).

Name	Target AIA	x	Company Multiplier	x	Individual Multiplier	=	Actual AIA*
S.J. Squeri	$5,500		150%		125%		$10,313
J.C. Campbell	$3,700		150%		125%		$6,950
A.D. Williams	$3,700		150%		113%		$6,275
D.E. Buckminster	$4,000		150%		125%		$7,500
R. Radhakrishnan	$1,600		150%		110%		$2,650

* To comply with regulatory guidance that at least 50% of incentive compensation is deferred, Messrs. Campbell, Williams and Buckminster had a portion of their 2022 AIA paid in the form of Restricted Stock Units (RSUs). These RSUs were granted in February 2023 and are deferred for three years from the grant date, subject to positive cumulative net income but not to continued employment. The AIA figures in the above table do not reflect this adjustment.

Summary of 2022 NEO LTIA Awards (Granted in February 2023)*

Based on Company and individual performance in 2022, the Compensation and Benefits Committee granted the following long-term incentive awards in February 2023. Vesting of these awards is dependent on the achievement of the metrics described on page 59. The award amount for each NEO is as follows (in thousands):

	S.J. Squeri	J.C. Campbell	A.D. Williams	D.E. Buckminster	R. Radhakrishnan
Performance Restricted Stock Units	$ 17,800	$ 5,040	$ 4,640	$ 5,520	$ 2,920
Stock Options	$ 4,450	$ 1,260	$ 1,160	$ 1,380	$ 730
Total	**$22,250**	**$6,300**	**$5,800**	**$6,900**	**$3,650**

* Not included in this table is any 2022 AIA paid in the form of RSUs granted in February 2023 to comply with regulatory guidance that at least 50% of incentive compensation is deferred.

Settlement of Performance RSUs Granted in January 2020

Performance RSUs granted in January 2020 vested in January 2023 at 116% based on the Company's relative ROE positioning (87th percentile) and TSR positioning (87th percentile) for the three-year (2020-2022) performance period ending on December 31, 2022.

MODIFIER:

AXP Relative ROE Performance
(vs LTIA Peer Group)

2020-2022 ROE Performance	Percentile Positioning	Payout %
	≥90%	120%
	87%	116%
	75%—90%	100%
	50%—75%	80%
	25%—50%	50%
	<25%	0%

87th Percentile

&

AXP Relative TSR Performance
(vs LTIA Peer Group)

2020-2022 TSR Performance	Percentile Positioning	Payout %
	≥67%	Up to 120%
	<67%	Cap at 100%

87th Percentile

= 116% Payout

2023 Annual Target Direct Compensation

The Compensation and Benefits Committee reviews target direct compensation each year. For 2023, the Committee approved increases to the CEO's total target compensation. In approving adjustments to the CEO's target AIA and LTIA (no adjustments were made to CEO base salary), the Committee took into consideration Company growth, sustained strong Company and individual performance and market benchmarks and perspectives on market pay levels as provided by its independent compensation consultant.

All compensation components except base salary are performance based (in thousands):

	S.J. Squeri	J.C. Campbell	A.D. Williams	D.E. Buckminster	R. Radhakrishnan
Base Salary	$ 1,500	$ 1,000	$ 1,000	$ 1,100	$ 750
AIA[1]	$ 6,000	$ 3,700	$ 3,700	$ 4,000	$ 1,600
Performance Restricted Stock Units[2]	$ 17,800	$ 5,040	$ 4,640	$ 5,520	$ 2,920
Stock Options[3]	$ 4,450	$ 1,260	$ 1,160	$ 1,380	$ 730
Total Direct Compensation	**$29,750**	**$11,000**	**$10,500**	**$12,000**	**$6,000**

[1] Actual AIA payout will be based on Company and individual performance in 2023 considering performance against pre-established goals.

[2] Performance Restricted Stock Units cliff vest after three years based on relative ROE and relative TSR performance over the three-year period.

[3] Stock Options cliff vest 100% after three years based on positive cumulative net income.

Other Compensation Decisions

Offer Letter – Ravikumar Radhakrishnan

In January 2022, we hired Mr. Ravikumar Radhakrishnan as Executive Vice President and Chief Information Officer (CIO). Mr. Radhakrishnan has extensive, relevant experience to our Company having served as the CIO for Commercial Banking and Corporate & Investment Banking in addition to multiple other senior technology roles at Wells Fargo as well as prior experience in various technology roles at Citigroup.

In order to provide a strong long-term incentive, to support a relocation from California to New York, and to reimburse Mr. Radhakrishnan for compensation forfeited as a result of leaving Wells Fargo, the Compensation and Benefits Committee negotiated an incentive-based compensation package commensurate with the compensation levels and target pay structures of similarly situated executives. The Compensation and Benefits Committee considered the amount of the incentive compensation forfeited by Mr. Radhakrishnan upon joining our Company and the vesting/payment timing of the forfeited amounts, as well as the Compensation and Benefits Committee's intent to provide a pay opportunity that promotes long-term Company performance.

In January 2022, Mr. Radhakrishnan received a Performance Equity Award of $3,650,000 as 2022 long-term incentive compensation and also in consideration of Mr. Radhakrishnan's forfeiture of his 2022 long-term incentive grant due to his resignation from Wells Fargo. The performance terms of these awards are the same as the January 2022 grants for other NEOs to align his goals with those of all executives to drive enterprise-wide growth. These incentive awards are subject to both performance targets and continued employment, as well as subject to clawback under the Company's Detrimental Conduct Policy.

- 80% of this grant is in the form of Performance RSUs that vest based on the Company's relative ROE and relative TSR performance over a 3-year period (January 2022 –December 2024) compared to LTIA performance peers.

- The remaining 20% of the grant is in the form of stock options that vest subject to positive cumulative net income over a 3-year period January 2022 – December 2024).

- Both awards vest in January 2025 subject to continued employment with the Company.

The following awards were provided considering Mr. Radhakrishnan's forfeited compensation with Wells Fargo:

- *Sign-On Equity Awards*: The Company granted 22,591 RSUs, with a target value of $4,000,000 on January 28, 2022. The award vests in three installments, with 40% of grant vesting one year after the grant date, 30% after two years from the grant date and the final 30% after three years from the grant date. Vesting of this award requires positive cumulative net income during the respective vesting periods and continued employment through each of the vesting dates. These awards tie Mr. Radhakrishnan's compensation with shareholders' interests because actual payout is impacted by the Company's stock price performance over the vesting period. This incentive award is subject to clawback under the Company's Detrimental Conduct Policy.

- *Sign-On Cash Awards*: The Company paid a total of $3,000,000 in sign-on cash compensation payable within 45 days from the commencement of employment contingent upon continued employment through the payment date.

Section 6: Compensation Policies and Practices

Discouraging Imprudent Risk Taking

Our executive compensation program is:

⊘ Structured to provide a balance of cash and stock; annual and long-term incentives; and varied performance measures over different time horizons;

⊘ Designed to encourage the proper level of risk taking consistent with our business model and strategies; and

⊘ Designed to be consistent with regulatory principles for safety and soundness.

The following policies and procedures help discourage imprudent risk taking:

Discouraging Imprudent Risk Taking

Cross-Section of Metrics	We assess Company performance against a cross-section of key metrics and over multiple time frames to discourage undue focus on short-term results or on any one metric and to reinforce risk balancing in performance measurement. Our incentive plans are not overly leveraged (i.e., there is a cap on the maximum payout).
Annual Risk Goals	Our Chief Risk Officer reviews goals for safety and soundness in relation to the Company's risk appetite and sets certain annual risk goals for the Company at the beginning of each year.
Monitoring of Risk	We continuously monitor relevant metrics, including credit risk and market risk metrics, performance against our risk appetite thresholds as well as material operational risk events on a regular basis. We assign control and compliance ratings to each business unit as part of our annual assessment of performance.
Adjustment of Compensation	At year-end, our Chief Risk Officer meets with the Compensation and Benefits Committee and certifies as to whether actual results were achieved with proper risk governance and oversight and whether the Company executed on its broad range of programs that help to avoid imprudent risk taking. The Chief Risk Officer issues a year-end memorandum summarizing an overall assessment of the Company's risk profile. If deemed necessary, risk adjustments are made to Company annual incentive funding levels as well as to individual incentive awards.
Deferred Incentive Compensation	At least 50% of total incentive compensation for executive officers is deferred for at least three years with performance-based payout.
Performance Based Vesting	Performance Restricted Stock Units are used in place of time-based RSUs for the Company's senior colleagues.
Stock Ownership Requirements	We have robust stock ownership requirements for our CEO and other NEOs (as described below).

Stock Ownership Guidelines

Our current stock ownership guidelines require the CEO and our other NEOs to own and maintain a substantial stake in the Company. The CEO and our other NEOs are required to accumulate shares (i.e., shares owned outright, excluding unvested/unearned shares and unexercised stock options) with a value equivalent to a target multiple of their base salary and to retain 50% of the net after-tax shares received upon vesting or exercise of their equity awards until guidelines are met. The specific requirements are shown in the diagram.

As of December 31, 2022, all of our NEOs, except Mr. Radhakrishnan who was hired in 2022, own more than their required target number of shares.



10x Annual Salary
CEO

3x Annual Salary
ALL OTHER NEOS

Clawback and Recoupment Policies

We seek to recover, to the extent practicable, performance-based compensation from any executive officer and certain other members of senior management under certain circumstances. The Company has two arrangements to clawback or cancel awards:

- Detrimental Conduct Agreement

- Incentive Compensation Recoupment Policy

The table below outlines our policies:

	Detrimental Conduct Agreement	Incentive Compensation Recoupment Policy
WHO	Approximately 1,500 colleagues at Vice President level and above (including CEO)	All colleagues
WHEN	Colleague engages in detrimental conduct: • Working for a competitor (applies to approximately 500 colleagues) • Soliciting American Express colleagues or customers • Denigrating the Company in the media • Engaging in certain misconduct that leads to termination • Misappropriation of confidential information or trade secrets • Other detrimental conduct categories (e.g., material violation of the Code of Conduct)	AXP financial results are restated: • Colleagues engaged in fraud or misconduct that caused or partially caused the need for the restatement; and • Less compensation would have been paid to the colleagues based upon the restated financial results
WHAT	Forfeit unvested equity awards and repay the value from Incentive Compensation Plan (ICP) awards (including annual incentives for executive officers) that vested in the last two years and dividends paid on restricted stock	Company will seek to recover the difference between the amount actually paid and what should have been paid based on the restated financial results

In addition, the cash portion of the CEO's AIA is subject to recoupment at the discretion of the Compensation and Benefits Committee if the Company does not achieve acceptable performance in the following year.

Perquisites

We provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. For the CEO, the Company's security policy requires him to use, for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company for business travel. Our NEOs are also eligible to receive certain benefits available to all other colleagues with a corporate card including Membership Reward points which are available for personal use. In 2022, the Company eliminated the annual cash perquisite allowance of $35,000 that was previously provided to executive officers of the Company, including NEOs.

Post-Employment Compensation

RETIREMENT BENEFITS

NEOs receive retirement benefits through the following plans:

- Retirement Savings Plan (RSP): A qualified 401(k) savings plan available to all eligible U.S. colleagues.

- Retirement Plan: A defined-benefit cash balance retirement plan for eligible U.S. colleagues. Benefit accruals were discontinued since 2007.

- Retirement Restoration Plan (RRP): A U.S. non-qualified savings plan that makes up for RSP and Retirement Plan benefits that would otherwise be lost as a result of contribution limits for qualified plans under U.S. law.

- Deferral Plan: Allows U.S. NEOs to defer a portion of their base salary and AIA payout. The annual deferral limit is equal to one times the NEO's base salary.

NEO retirement benefits are more fully described under Retirement Plan Benefits on page 77 and under Non-Qualified Deferred Compensation on pages 78-79.

SEVERANCE: SENIOR EXECUTIVE SEVERANCE PLAN

The Compensation and Benefits Committee must pre-approve severance for the Company's executive officers. Under the Senior Executive Severance Plan, NEOs who are terminated involuntarily for reasons that make them eligible for severance receive cash severance benefits equal to one and one half years of base salary and target AIA. The Company also provides pro rata AIA payment for the year of termination, calculated based on the number of days the NEO was employed during the calendar year prior to the commencement of severance. Equity awards issued under the ICP continue to vest and certain benefits continue during the severance period, unless the executive begins full-time, outside employment. U.S.-based NEOs who are age 65 or older are not eligible for severance, unless the Compensation and Benefits Committee specifically approves severance for such an executive.

To protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, confidentiality and non-denigration provisions during the period of time they are receiving severance. Our uniform severance plan helps to avoid special treatment and provides an important enforcement mechanism for these protections.

Tax Treatment

Tax rules generally limit the deductibility of compensation paid to our NEOs to $1 million per year. The Compensation and Benefits Committee maintains the flexibility to pay non-deductible incentive compensation.

Section 7: Report of the Compensation and Benefits Committee

The Compensation and Benefits Committee has reviewed and discussed the CD&A with management. Based on its review and discussion, it recommended to the Board, and the Board approved, the inclusion of the CD&A in this proxy statement.

COMPENSATION AND BENEFITS COMMITTEE

John J. Brennan, Chair
Peter Chernin
Ralph de la Vega
Theodore J. Leonsis
Lynn A. Pike
Daniel L. Vasella

Note Regarding Total Direct Compensation Decisions and Summary Compensation Table

It is important to recognize that the way the Compensation and Benefits Committee presents total direct compensation is different from the SEC-required disclosure in the Summary Compensation Table on the following page and is not a substitute for the information in that table.

In summary, the main difference between the Summary Compensation Table and total direct compensation is the timing of disclosure related to equity awards. The chart below details this methodology.

		Summary Compensation Table*	Total Direct Compensation
Concept and Purpose		Uses SEC methodology, which includes a mix of both cash compensation actually earned during 2022 and estimated value of equity *granted* in 2022 SEC-mandated compensation disclosure	Includes only pay that is *awarded* based on 2022 performance—reflects the Compensation and Benefits Committee's January 2023 compensation decisions
Calculated as a sum of:	Base salary	▪ Base salary *paid in* 2022	▪ Base salary *set for* 2022
	Annual bonus	▪ Annual cash bonus earned for 2022 performance, excluding any incentive deferred into equity	▪ Total annual bonus (AIA) awarded for 2022 performance, regardless of form of payment (i.e., cash or equity)
	Equity awards	▪ Accounting value of equity awards granted in 2022 (Performance Restricted Stock Units, Restricted Stock Units, Stock Options and 2022 Special Award, as applicable)	▪ Grant date value of equity awards (Performance Restricted Stock Units and Stock Options) granted in February 2023 for performance year ending 2022

* The SEC rules also require disclosure of additional elements of compensation beyond the ones mentioned in this table, such as future pay opportunities for pension benefits, above market interest rate on deferred compensation and all other compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the compensation of our NEOs for the year ended December 31, 2022, using the SEC-required disclosure rules. It is important to recognize that 2022 total direct compensation determined by the Compensation and Benefits Committee is different than the amounts disclosed below. See page 68 for key differences between the Summary Compensation Table and total direct compensation awarded by the Compensation and Benefits Committee for 2022 Performance.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2],[3]	Option Awards[2]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
S.J. Squeri	2022	$1,500,000	$10,312,500	$16,834,744	$18,799,985	N/A	$ 3,393	$ 579,009	$48,029,631
Chairman and CEO	2021	$1,500,000	$8,000,000	$12,549,027	$ 2,899,974	N/A	$16,429	$ 548,492	$25,513,922
	2020	$1,500,000	$3,960,000	$13,016,122	$ 2,899,986	$2,322,000	$64,575	$ 458,636	$ 24,221,319
J.C. Campbell	2022	$1,000,000	$ 6,625,000	$ 5,781,805	$ 1,259,955	N/A	N/A	$ 171,880	$14,838,640
Vice Chairman and Chief Financial Officer	2021	$1,000,000	$6,500,000	$ 4,586,779	$ 1,059,973	N/A	N/A	$ 206,880	$13,353,632
	2020	$1,000,000	$ 3,285,000	$ 4,857,541	$ 1,059,986	$1,290,000	N/A	$ 206,880	$11,699,407
A.D. Williams	2022	$1,000,000	$ 6,037,500	$ 5,376,343	$ 5,659,955	N/A	$ 0	$ 170,980	$18,244,778
Group President, Enterprise Services and CEO of AENB	2021	$ 951,634	$ 6,037,500	$ 5,022,813	$ 1,159,960	N/A	$ 0	$ 190,801	$13,362,708
	2020	$ 850,000	$2,995,000	$ 4,353,631	$ 969,994	$ 860,000	$53,347	$ 186,869	$10,268,841
D.E. Buckminster	2022	$1,100,000	$7,200,000	$ 6,288,477	$ 1,379,956	N/A	$ 0	$ 214,716	$ 16,183,150
Vice Chairman	2021	$1,100,000	$ 7,075,000	$ 5,106,092	$ 1,179,977	N/A	$ 8,249	$ 264,357	$14,733,675
	2020	$ 1,083,333	$3,600,000	$ 5,296,166	$ 1,179,992	$ 1,118,000	$54,684	$ 232,212	$12,564,387
R. Radhakrishnan	2022	$ 699,039	$5,650,000	$ 7,233,914	$ 729,960	N/A	N/A	$1,078,887	$ 15,391,799
Executive Vice President and Chief Information Officer									

[1] The amounts in this column reflect AIA cash payments for annual performance. For Messrs. Campbell, Williams and Buckminster, the amount excludes the portion of AIA that was made in the form of RSUs granted in February 2023 to comply with regulatory guidance that at least 50% of incentive compensation is deferred. Payment of these RSUs is deferred for three years from the grant date, subject to positive cumulative net income performance but not to continued employment. The amounts excluded (and awarded in RSUs) are as follows: Messrs. Campbell ($325,000), Williams ($237,500) and Buckminster ($300,000). For Mr. Radhakrishnan, the 2022 amount also includes a sign-on cash payment of $3,000,000 made in accordance with his employment offer letter to replace a portion of long-term incentives forfeited at his prior employer as a result of joining the Company.

[2] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10 Stock-Based Compensation, to our Consolidated Financial Statements contained in our 2022 Annual Report on Form 10-K. For Mr. Radhakrishnan, the 2022 amount in the Stock Awards column includes a $3,999,962 new hire equity award granted in accordance with his employment offer letter to replace a portion of long-term incentives forfeited at his prior employer as a result of joining the Company. For Messrs. Squeri and Williams, the 2022 amount in the Option Awards column includes the value of the 2022 Special Award.

[3] For each executive's stock award, the maximum value as of the grant date, assuming the highest level of performance will be achieved and based on the closing price of the Company's common shares on the NYSE on the grant date, is as follows: Messrs. Squeri ($18,239,871), Campbell ($6,247,704), Williams ($5,805,266), Buckminster ($6,798,750) and Radhakrishnan ($7,503,838).

[4] The amounts in this column reflect the cash payment made to the NEO in respect to a payout under the Portfolio Grant award program that was eliminated in 2019 and last paid out for the 2020 performance year. For the 2022 performance year, there were no other payouts in respect to non-equity incentive compensation.

[5] The amounts in this column reflect the actuarial increase or decrease in the present value of the NEOs' benefits under all defined benefit pension plans established by the Company. The amounts reflect the impact of changes in interest rates and the NEOs' changes in age during the year which are used to measure the present value. Mr. Campbell and Mr. Radhakrishnan are not eligible to participate in the defined benefit plan due to their employment commencement dates.

[6] See the All Other Compensation table on the following page for additional information.

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[1]	Tax Payments/ Reimbursements[2]	Company Contributions to Defined Contribution Plans[3]	Executive Life Insurance[4]	Total
S.J. Squeri	2022	$333,459	N/A	$240,000	$ 5,550	$ 579,009
J.C. Campbell	2022	$ 0	N/A	$160,000	$11,880	$ 171,880
A.D. Williams	2022	$ 3,240	N/A	$160,000	$ 7,740	$ 170,980
D.E. Buckminster	2022	$ 33,989	$ 0	$176,000	$ 4,728	$ 214,716
R. Radhakrishnan	2022	$521,807	$528,285	$ 25,000	$ 3,795	$1,078,887

(1) See the Perquisites and Other Personal Benefits table below for additional information regarding the components of this column.

(2) For Mr. Buckminster, who was on international assignment in London until June 2014, trailing tax equalization payments or reimbursements have been made and recorded following the termination of his assignment in 2014 in order to address any foreign tax obligations relating to income received, awarded or earned during his assignment. In 2022, American Express realized a foreign tax credit of approximately $936,000 relating to payments made by the Company on Mr. Buckminster's behalf in previous years. This amount was returned to the Company and is not reflected in the table above. For Mr. Radhakrishnan, the amount shown in this column includes all tax payments/reimbursements in connection with his relocation from California to New York. These tax payments/ reimbursements are made under a program that applies to all similarly situated colleagues and is designed to facilitate relocations.

(3) This column reflects Company contributions to the NEOs' accounts under the Company's RSP and RRP-RSP. See pages 77-79 for a further description of the RSP and the RRP-RSP.

(4) This column reflects income imputed to the NEOs under the Company's executive life insurance program.

Perquisites and Other Personal Benefits

Name	Year	Local and Other Travel Benefits[1]	Personal Use of Company Aircraft[1],[2]	Home Security System	Security During Personal Trips	International Assignment/ Relocation[3]	Other Benefits[4]	Total
S.J. Squeri	2022	$42,334	$199,719	$7,523	$80,642	$ 0	$3,240	$333,459
J.C. Campbell	2022	N/A	$ 0	N/A	N/A	$ 0	$ 0	$ 0
A.D. Williams	2022	N/A	$ 0	N/A	N/A	$ 0	$3,240	$ 3,240
D.E. Buckminster	2022	N/A	$ 0	N/A	N/A	$ 33,989	$ 0	$ 33,989
R. Radhakrishnan	2022	N/A	$ 0	N/A	N/A	$521,807	$ 0	$521,807

(1) In 2022, the local travel allowance only applied to Mr. Squeri. The Company's security policy requires the CEO to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company to executives for business travel. The calculation of the incremental cost for personal use of Company-owned automobiles and aircraft is based on the variable cost to the Company of operating the automobiles and aircraft and includes, among other things, fuel costs, maintenance costs and, in the case of aircraft, the cost of trip-related crew hotels and meals and landing and ground handling fees. The calculation does not include fixed costs that would have been incurred regardless of whether there was any personal use of the automobiles or aircraft (e.g., purchase costs and depreciation, driver and flight crew fixed salaries and benefits, insurance costs, etc.).

(2) The CEO's personal use of Company aircraft is limited to $200,000 per year and the CEO is required to reimburse the Company any incremental costs in excess of $200,000 per year for travel on Company aircraft that is deemed by the SEC to be personal use.

(3) For Mr. Buckminster, the amounts shown include international tax and reporting services (not payments or reimbursements) in connection with his repatriation to the U.S. due to trailing tax liabilities. The services provided to Mr. Buckminster are provided to all colleagues on international assignment. For Mr. Radhakrishnan, the amount includes relocation reimbursements and payments, excluding tax payments. These payments were made in connection with Mr. Radhakrishnan's employment with American Express, which required that he relocate his residence from California to New York.

(4) This column reflects the aggregate amount of other perquisites and personal benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of all perquisites and other personal benefits reported for the NEO. In 2022, other benefits consisted of office parking. We generally incur no incremental cost for the provision of such additional benefits.

Grants of Plan-Based Awards

The following table provides information on awards granted to each of our NEOs.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Exercise Price or Base Price of Option Awards ($/sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[3]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
S.J. Squeri	AIA		1/25/2022	$0	$5,500,000	$10,312,500					
	SO	1/28/2022	1/25/2022					68,716		$177.06	$ 3,799,995
	PRSU	1/28/2022	1/25/2022				0	85,846	103,015		$16,834,744
	PSO	10/31/2022	10/31/2022					299,401		$148.45	$14,999,990
J.C. Campbell	AIA		1/25/2022	$0	$3,700,000	$ 6,937,500					
	SO	1/28/2022	1/25/2022					22,784		$177.06	$ 1,259,955
	RSU	1/28/2022	1/25/2022					1,129			$ 199,901
	PRSU	1/28/2022	1/25/2022				0	28,464	34,156		$ 5,581,904
A.D. Williams	AIA		1/25/2022	$0	$3,700,000	$ 6,937,500					
	SO	1/28/2022	1/25/2022					20,976		$177.06	$ 1,159,973
	RSU	1/28/2022	1/25/2022					1,341			$ 237,437
	PRSU	1/28/2022	1/25/2022				0	26,205	31,446		$ 5,138,905
	PSO	10/31/2022	10/31/2022					89,820		$148.45	$ 4,499,982
D.E. Buckminster	AIA		1/25/2022	$0	$4,000,000	$ 7,500,000					
	SO	1/28/2022	1/25/2022					24,954		$177.06	$ 1,379,956
	RSU	1/28/2022	1/25/2022					988			$ 174,935
	PRSU	1/28/2022	1/25/2022				0	31,175	37,410		$ 6,113,542
R. Radhakrishnan	AIA		1/25/2022	$0	$ 1,600,000	$3,000,000					
	SO	1/28/2022	1/25/2022					13,200		$177.06	$ 729,960
	RSU	1/28/2022	1/25/2022					22,591			$ 3,999,962
	PRSU	1/28/2022	1/25/2022				0	16,491	19,789		$ 3,233,951

1. 2023 Award types

Annual Incentive Award (AIA): The AIA is an annual cash-denominated performance-based component of executive compensation. Performance is measured against measurable goals and actual amounts paid are based on 2022 performance. Additional information regarding how the payout amounts for these awards are determined is on page 58.

Stock Options (SO): Options have a ten-year term and 100% of these shares become exercisable on the third anniversary of the grant date, subject to continued employment and positive cumulative net income over the three-year vesting period. The exercise price of these awards is the closing price of the Company's common shares on the NYSE on the grant date.

Performance Stock Options (PSO): PSOs have a term of seven years, an exercise price equal to the closing price on the grant date and vesting subject to (i) an absolute TSR goal of 40 percent above baseline TSR during the four-year period beginning on the grant date (based on a 20 consecutive trading average price), (ii) a financial goal of positive cumulative net income for the four-year period, and (iii) time-based service requirements (75% after 3 years, 25% after 4 years) assuming the performance conditions have been met. No options may be exercised until the fourth anniversary of grant on October 31, 2026, and no later than the end of the seven-year term of the options on October 31, 2029. Please see pages 53-54 for further detail.

Performance Restricted Stock Units (PRSU): These awards vest on the third anniversary of the grant date subject to continued employment (with limited exceptions) and based on relative ROE and relative TSR performance during the performance period. See page 59 for additional information on our Performance Restricted Stock Unit program.

Restricted Stock Units (RSU): For Messrs. Campbell, Williams and Buckminster, RSUs were granted in connection with their 2021 AIA to comply with regulatory guidance. These RSUs are payable on the third anniversary of the grant date subject to positive cumulative net income over 2022-2024 and are not subject to continued employment.

The 22,591 RSUs granted to Mr. Radhakrishnan are in connection with his sign-on equity awards. The award vests 40% on January 28, 2023, 30% on January 28, 2024, 30% on January 28, 2025, subject to positive cumulative net income and continued employment from the grant date to each of the three vesting dates.

2. Estimated future payouts under non-equity/equity incentive plan awards

The amounts shown under these columns represent potential threshold, target and maximum payouts for achievement of performance levels for awards granted.

AIA: Actual annual cash incentive payout amounts are determined by Company performance and an individual performance multiplier, ranging from 0% to 187.5% of target levels.

PRSU: Actual number of shares that vest is determined by relative ROE and relative TSR multipliers, ranging from 0% to 120% of target levels.

3. Grant date fair value of stock awards

Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10, Stock-Based Compensation, to our Consolidated Financial Statements contained in our 2022 Annual Report on Form 10-K.

Outstanding Equity Awards at Fiscal Year-End 2022

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a]
S.J. Squeri	10/31/2022			299,401[3]	$148.45	10/31/2029				
	1/28/2022			68,716[1]	$177.06	1/28/2032			99,581[b]	$14,713,093
	1/29/2021			90,766[1]	$116.26	1/29/2031			115,740[b]	$17,100,585
	1/29/2020			112,272[1]	$131.68	1/29/2030			102,186[b]	$15,097,982
	1/29/2019	104,407[1]	—		$100.96	1/29/2029				
	1/23/2018	66,225[1]	—		$ 97.98	1/23/2028				
J.C. Campbell	1/28/2022			22,784[1]	$177.06	1/28/2032			33,018[b]	$ 4,878,410
	1/28/2022								1,129[c]	$ 166,810
	1/29/2021			33,176[1]	$116.26	1/29/2031			42,304[b]	$ 6,250,416
	1/29/2020			41,037[1]	$131.68	1/29/2030			37,350[b]	$ 5,518,463
	1/29/2020								759[c]	$ 112,142
	1/29/2019	38,510[1]	—		$100.96	1/29/2029				
	4/30/2018	4,046[1]	—		$ 98.75	4/30/2028				
	1/23/2018	27,770[1]	—		$ 97.98	1/23/2028				
	1/24/2017	26,147[1]	—		$ 77.43	1/24/2027				
	1/26/2016	36,726[1]	—		$ 55.09	1/26/2026				
	1/26/2015	25,777[1]	—		$ 83.30	1/26/2025				
	1/28/2014	21,008[1]	—		$ 86.64	1/28/2024				
A.D. Williams	10/31/2022			89,820[3]	$148.45	10/31/2029				
	1/28/2022			20,976[1]	$177.06	1/28/2032			30,397[b]	$ 4,491,157
	1/28/2022								1,341[c]	$ 198,133
	4/30/2021			4,257[1]	$153.35	4/30/2031			5,747[b]	$ 849,119
	1/29/2021			30,359[1]	$116.26	1/29/2031			38,712[b]	$ 5,719,698
	1/29/2020			37,553[1]	$131.68	1/29/2030			34,179[b]	$ 5,049,947
	1/29/2019	35,087[1]	—		$100.96	1/29/2029				

Name	Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a]
D.E. Buckminster	1/28/2022			24,954[1]	$177.06	1/28/2032			36,163[b]	$5,343,083
	1/28/2022								988[c]	$ 145,977
	1/29/2021			36,932[1]	$116.26	1/29/2031			47,093[b]	$6,957,991
	1/29/2020			45,683[1]	$131.68	1/29/2030			41,579[b]	$6,143,297
	1/29/2019	41,078[1]	—		$100.96	1/29/2029				
	4/30/2018	8,093[1]	—		$ 98.75	4/30/2028				
	1/23/2018	18,237[1]	—		$ 97.98	1/23/2028				
	10/31/2017	117,309[2]	—		$ 95.52	10/31/2024				
	1/24/2017	20,918[1]	—		$ 77.43	1/24/2027				
	1/26/2016	23,505[1]	—		$ 55.09	1/26/2026				
	1/26/2015	13,111[1]	—		$ 83.30	1/26/2025				
	1/28/2014	11,344[1]	—		$ 86.64	1/28/2024				
R. Radhakrishnan	1/28/2022			13,200[1]	$177.06	1/28/2032			19,129[b]	$2,826,310
	1/28/2022								22,591[d]	$3,337,820

Exercisability of option awards and vesting of stock awards is subject to continuous employment by the Company, except as noted below. Unvested awards may vest upon death, disability, termination, retirement or change in control of the Company as described on pages 80-83.

Notes Relating to Option Award

[1] These SOs vest 100% on the third anniversary of the grant date, subject to positive cumulative net income and continued employment (with limited exceptions) over the three-year performance period starting with the year of grant.

[2] These SOs vested on October 31, 2020 and have a term of seven years, an exercise price equal to the closing price on the grant date and vesting subject to (i) a stock price goal of thirty percent above the closing price on the grant date, which must be met for a period of 20 consecutive trading days during the five-year period beginning on the grant date, (ii) a financial goal of positive cumulative net income for the three-year period and (iii) a three-year service condition. The stock price goal was satisfied during 2019. Fifty percent of the net after-tax shares received upon exercise must be held for at least 12 months.

[3] These PSOs (2022 Special Award) vest 75% on October 31, 2025 and 25% on October 31, 2026 and have a term of seven years, an exercise price equal to the closing price on the grant date and vest subject to (i) an absolute TSR goal of 40 percent above baseline TSR during the four-year period beginning on the grant date (based on a 20 consecutive trading average price), (ii) a financial goal of positive cumulative net income for the four-year period, and (iii) time-based service requirements (75% after 3 years, 25% after 4 years) assuming the performance conditions have been met. No options may be exercised until on or after October 31, 2026.

Notes Relating to Stock Award

(a) The market value of the stock awards is based on the closing price per share of our stock on December 31, 2022, which was $147.75.

(b) These awards vest on the third anniversary of the grant date, subject to continued employment and the Company's relative ROE and TSR, as compared to the Company's Performance Peers listed on page 59. The number of awards shown is based on the trend in performance and projected payout as of December 31, 2022.

(c) These awards will be payable on the third anniversary of the grant date subject to positive cumulative net income and are not subject to continued employment.

(d) This award vests 40% on January 28, 2023, 30% on January 28, 2024, 30% on January 28, 2025, and are subject to positive cumulative net income and continued employment from the grant date to each of the vesting dates.

Option Exercises and Stock Vested in 2022

The following table contains information about exercises of Stock Options by the NEOs and shares acquired by the NEOs upon the vesting of Performance RSUs, in each case during 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
S.J. Squeri	267,656	$ 22,554,031	96,671	$ 17,116,567
J.C. Campbell	–	$ –	41,599	$ 7,365,519
A.D. Williams	139,909	$ 14,110,758	32,488	$ 5,752,325
D.E. Buckminster	16,354	$ 1,550,017	38,034	$ 6,734,300
R. Radhakrishnan	–	$ –	–	$ –

[1] Amounts reflect the difference between the exercise price of the SO and the market price of our common stock at the time of exercise.

[2] Amounts reflect the market value of our common stock on the day on which the PRSUs vested.

Proxy Summary

Corporate Governance at American Express

Environmental, Social and Governance (ESG)

Audit Committee Matters

Executive Compensation and Compensation Discussion & Analysis

Shareholder Proposals

Stock Ownership Information

Other Information

Retirement Plan Benefits

The table below shows the present value of accumulated benefits (PVAB) payable to each of the NEOs under the American Express Retirement Plan (Retirement Plan) and the Retirement Plan component of the American Express Retirement Restoration Plan (RRP-Retirement Plan), a nonqualified plan, except for Messrs. Campbell and Radhakrishnan who are not eligible to participate in these plans due to their employment commencement dates.

Pension Benefits 2022

Name	Plan Name	Number of Years Credited Service (#)	PVAB ($)[1]	Payments During Last Fiscal Year ($)
S.J. Squeri	Retirement Plan	37	$ 416,715	$0
	RRP-Retirement Plan		$ 779,287	$0
	Total		$1,196,002	$0
A.D. Williams	Retirement Plan	32	$ 249,055	$0
	RRP-Retirement Plan		$ 187,378	$0
	Total		$ 436,433	$0
D.E. Buckminster	Retirement Plan	36	$ 371,418	$0
	RRP-Retirement Plan		$ 482,428	$0
	Total		$ 853,846	$0

[1] PVAB was determined using the same measurement date (December 31, 2022) and assumptions as used for financial reporting purposes:

- Discount rate equal to 5.45%
- Pri-2012 Mortality Table projected with MP-2021 longevity improvements
- Retirement age is assumed to be the normal retirement age as defined in the plan (age 65)
- Form of payment is the value of the cash balance account payable as a lump-sum distribution upon retirement

Retirement Plan: Messrs. Squeri, Williams and Buckminster participate in the Retirement Plan, which is a defined benefit cash balance retirement plan for eligible U.S. colleagues. Benefit accruals were discontinued in the Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances. The Retirement Plan sets the interest rate each year based on the average of the interest rates for certain five-year U.S. Treasury Notes, with a minimum interest rate of 5%. The maximum interest rate is the lower of 10% or the applicable interest rate specified in the Retirement Plan. For 2022, the interest rate is 5%.

RRP-Retirement Plan: Each RRP participant who participated in the Retirement Plan has a Retirement Plan-related account for benefits that could not be provided under the Retirement Plan as a result of IRS limitations on tax-qualified plans. RRP-Retirement Plan benefits accrued and vested in a similar manner to benefits under the Retirement Plan. Benefit accruals were discontinued in the RRP-Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances at the same interest rate as the Retirement Plan. Participants may elect to receive payment of their RRP-Retirement Plan benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. Lump sum payments are made on or about the January 1 or July 1 that is at least six months following the participant's separation from service and installment payments commence on or about the July 1 of the calendar year following the year in which the participant separates from service.

Non-Qualified Deferred Compensation

The following table shows the executive or Company contributions, earnings, withdrawals and account balances for the NEOs in the RSP portion of the RRP (RRP-RSP) accounts and the Deferral Plan. These programs are unfunded, unsecured deferred compensation programs.

Non-Qualified Deferred Compensation 2022

Name	Plan Name	Executive Contributions in Last FY	Company Contributions in Last FY[1]	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[3]
S.J. Squeri	RRP-RSP	N/A	$ 230,000	$ (1,225,194)	$ 0	$ 6,462,066
	Deferral Plan	$1,630,000	N/A	$ (968,409)	$ 153,601	$ 8,291,520
	Total	$1,630,000	$230,000	$(2,193,603)	$ 153,601	$14,753,586
J.C. Campbell	RRP-RSP	N/A	$ 135,600	$ (268,977)	$ 0	$ 1,575,211
	Deferral Plan	$ 110,000	N/A	$ (439,444)	$ 0	$ 2,423,128
	Total	$ 110,000	$ 135,600	$ (708,421)	$ 0	$ 3,998,339
A.D. Williams	RRP-RSP	N/A	$ 135,600	$ (403,433)	$ 0	$ 2,295,254
	Deferral Plan	$ 110,000	N/A	$ (611,362)	$ 0	$ 1,870,725
	Total	$ 110,000	$ 135,600	$ (1,014,795)	$ 0	$ 4,165,979
D.E. Buckminster	RRP-RSP	N/A	$ 151,600	$ (132,361)	$ 0	$ 2,165,848
	Deferral Plan	$ 974,500	N/A	$(1,295,595)	$256,943	$ 11,276,815
	Total	$ 974,500	$ 151,600	$(1,427,956)	$256,943	$13,442,663
R. Radhakrishnan	RRP-RSP	N/A	$ 15,000	$ 7	$ 0	$ 15,007
	Deferral Plan	$ 31,250	N/A	$ (807)	$ 0	$ 30,443
	Total	$ 31,250	$ 15,000	$ (800)	$ 0	$ 45,450

[1] The amounts in this column are also included in the "All Other Compensation" table on page 70.

[2] Earnings on RRP-RSP and Deferral Plan balances are determined based on hypothetical investment of those account balances at the direction of the participant in the investment options available under the RSP (other than the self-directed brokerage account and the Company Stock Fund). In addition to the investment options in the RSP, a Market Interest Rate option is available for pre-2011 Deferral Plan balances only. The Market Interest Rate option earns a rate of return based on the SEC defined market rate for deferred compensation for the year, which is 120% of the long-term Applicable Federal Rate for December of the preceding year. There are no above-market earnings for the Deferral Plan; therefore, no earnings are reported in the Summary Compensation Table.

[3] Of the total amounts shown in this column, the following amounts have been reported as "Salary," "Bonus" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table in this proxy statement and prior years' proxy statements: for Mr. Squeri, $6,896,321; for Mr. Campbell, $1,981,177; for Mr. Williams, $923,639; for Mr. Buckminster, $3,359,890; and for Mr. Radhakrishnan, $31,250. The amounts in the preceding sentence do not include: 1) amounts deferred by each executive before becoming an NEO; and 2) amounts reported in prior years' proxy statements as above-market earnings on deferred compensation.

RSP: All U.S. active participants, including the NEOs, are immediately 100% vested in the Company matching contribution, which is generally up to 6% of total pay (base pay and eligible incentive pay capped at one times base pay).

Prior to 2021, the Company made an annual discretionary profit sharing contribution for eligible U.S. colleagues based on the Company's performance for the year. Effective January 1, 2021, the Company started making an annual fixed rate contribution for eligible U.S. colleagues. The fixed rate contribution is 2% of total pay for eligible U.S. manager-level colleagues and above (including NEOs). Company fixed rate contributions and discretionary profit sharing contributions generally vest on the third anniversary of a colleague's service with the Company.

For Company colleagues who commenced their employment prior to April 1, 2007, an additional conversion contribution of up to 8% of total pay was generally also contributed. The percentage was based on an individual's projected age and service as of December 31, 2008. Conversion contributions stopped at the end of 2017 for certain executives including the NEOs and stopped at the end of 2018 for all other colleagues.

RRP-RSP: Each RRP participant has a RRP-RSP account for benefits that cannot be provided under the RSP as a result of IRS limitations on U.S. tax-qualified plans. The Company matches colleague contributions in the RRP-RSP account up to 6% of total pay in excess of IRS compensation limits, only to the extent the colleague voluntarily defers compensation under the Company's Non-Qualified Deferral Plan. Conversion contributions in the RRP-RSP were stopped as described above for the RSP. Compensation for RRP-RSP account purposes includes the same components of compensation as for the RSP, as well as the value of base pay and annual cash incentive amounts deferred by a participant under the Non-Qualified Deferral Plan. Participants may elect to receive payment of their RRP-RSP benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years.

Participants are allowed to make a one-time change to the form of payment for their RRP-RSP benefits so long as the change is made at least one year before the participant's separation from service and the payment commencement date is delayed by at least five years. The payment election and any one-time change to the payment election apply to both the RRP-Retirement Plan and RRP-RSP balances. New participants will have a default lump sum election for contributions attributable through the first full year of participation, which is not subject to any one-time change.

Deferral Plan: As part of planning for retirement or other long-term financial needs, the Company provides the U.S. NEOs and certain other senior level U.S. paid colleagues with an annual opportunity to defer a portion of their base salary or cash annual incentive award up to one times their base salary. Under the Deferral Plan, certain participants may elect for payment to commence upon separation from service or a specified date at least five years after deferral, but not later than separation from service, and to receive payment in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. For 2007 and prior years, participants were able to defer receipt until termination of employment or a specified date at least five years after deferral, but not later than ten years after termination of employment.

Deferral Plan Earnings: Earnings for NEOs on Deferral Plan balances are based on investment options similar to those offered under the RSP (other than the self-directed brokerage account and the Company Stock Fund). Furthermore, for participants, including NEOs, with pre-2011 balances, the Deferral Plan allows for an additional investment option that provides a market interest rate based on 120% of the long-term Applicable Federal Rate for December of the preceding year. Interest crediting on deferrals was previously based on ROE-linked interest crediting schedules up until December 31, 2010.

Potential Payments Upon Termination or CIC

The tables below show certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2022, under various scenarios, including a change in control (CIC). The tables do not include the pension benefits nor non-qualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits 2022 and Non-Qualified Deferred Compensation 2022 tables on the previous pages, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised SOs as of December 31, 2022. The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of an executive's actual separation from the Company. Additionally, to protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation and certain other provisions during any period of time they receive severance.

S.J. Squeri

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$10,500,000	$10,500,000
Value of LTIA[3]	$45,103,676	$ 0	$ 0	$ 0	$ 0
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 32,603	$ 0	$ 0
Other Benefits[6]	$ 687,881	$ 0	$ 0	$ 130,292	$ 130,292
Total Value of Incremental Benefits	**$45,791,557**	**$ 0**	**$ 32,603**	**$10,630,292**	**$10,630,292**

J.C. Campbell

	Voluntary Resignation	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 7,050,000	$ 7,050,000
Value of LTIA[3]	$ 278,952	$ 16,055,430	$16,055,430	$ 11,849,874	$ 16,055,430
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 66,747	$ 0	$ 0
Other Benefits[6]	$ 9,616	$ 0	$ 0	$ 126,200	$ 126,200
Total Value of Incremental Benefits	**$ 288,568**	**$16,055,430**	**$ 16,122,177**	**$19,026,074**	**$23,231,630**

A.D. Williams

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$7,050,000	$7,050,000
Value of LTIA[3]	$11,774,030	$3,871,789	$ 3,871,789	$ 3,871,789	$ 3,871,789
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 193,514	$ 0	$ 0
Other Benefits[6]	$ 3,846	$ 0	$ 0	$ 132,922	$ 132,922
Total Value of Incremental Benefits	**$ 11,777,876**	**$3,871,789**	**$4,065,303**	**$ 11,054,711**	**$ 11,054,711**

D.E. Buckminster

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$7,650,000	$7,650,000
Value of LTIA[3]	$17,943,503	$ 0	$ 0	$ 0	$ 0
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 25,380	$ 25,380
Retirement Savings Plan[5]	$ 0	$ 0	$ 68,806	$ 0	$ 0
Other Benefits[6]	$ 548,508	$ 0	$ 0	$ 128,926	$ 128,926
Total Value of Incremental Benefits	**$18,492,011**	**$ 0**	**$ 68,806**	**$7,804,306**	**$7,804,306**

R. Radhakrishnan

	Voluntary Resignation	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 3,525,000	$ 3,525,000
Value of LTIA[3]	$ 0	$5,774,366	$ 5,774,366	$ 3,337,820	$ 5,774,366
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 6,250	$ 348,912	$ 0	$ 0
Other Benefits[6]	$ 482	$ 0	$ 0	$ 129,807	$ 129,807
Total Value of Incremental Benefits	**$ 482**	**$5,780,616**	**$ 6,123,278**	**$6,992,628**	**$ 9,429,173**

Potential Payments Upon Termination of Employment/CIC as of December 31, 2022

The following table summarizes treatment of AIA and unvested LTIA awards based on the termination scenarios listed below:

Termination Scenario	Treatment of Awards		
	Performance Restricted Stock Units (PRSUs)	Stock Options (SO)	AIA Bonus
Voluntary Resignation or Retirement	**Voluntary Resignation/Not Retirement Eligible:** All unvested PRSUs are forfeited **Early Retirement Eligible:** All unvested PRSUs outstanding for more than one year continue to vest, vesting remains subject to performance metrics **Full Retirement Eligible:** All unvested PRSUs continue to vest and vesting remains subject to performance metrics	**Voluntary Resignation/Not Retirement Eligible:** All unvested SOs are forfeited **Early Retirement Eligible:** Unvested SOs outstanding for more than one year continue to vest **Full Retirement Eligible:** All unvested SOs continue to vest	**Voluntary Resignation/ Not Retirement Eligible:** AIA is forfeited **Early/Full Retirement Eligible:** A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the Compensation and Benefits Committee's discretion
Death or Disability	All unvested PRSUs will vest at target	All unvested SOs will vest	A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the Compensation and Benefits Committee's discretion
Termination w/o Cause not in Connection with CIC	**Not Retirement Eligible:** All unvested PRSUs continue to vest until the earlier of the end of the severance period or commencement of fulltime outside employment, at which time unvested PRSUs are forfeited **Early or Full Retirement Eligible:** All unvested PRSUs continue to vest and vesting remains subject to performance metrics and applicable Retirement treatment as noted above	**Not Retirement Eligible:** All unvested SOs continue to vest until the earlier of the end of the severance period or commencement of fulltime outside employment, at which time unvested SOs are forfeited **Early or Full Retirement Eligible:** All unvested SOs continue to vest and vesting remains subject to performance metrics and applicable Retirement treatment as noted above	A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the Compensation and Benefits Committee's discretion
Termination w/o Cause or Constructive Term. in Connection with CIC	All unvested PRSUs will vest, subject to performance attained as of the termination date	All unvested SOs will vest	An average of the prior two years of actual AIA is paid out following termination

(1) An NEO in the U.S. is "retirement eligible" if they are at least age 55 with 10 or more actual or deemed years of service to the Company prior to termination of service (referred to as "early retirement"). With respect to unvested LTIA awards under the ICP, except the 2022 Special Award, once an NEO reaches early retirement, LTIA outstanding for more than one year will continue to vest in full upon retirement, subject to applicable performance. Once an NEO is at least age 62 with 10 or more actual or deemed years of service to the Company (referred to as "full retirement"), outstanding LTIA, except the 2022 Special Award, will continue to vest in full upon retirement, subject to applicable performance. Messrs. Squeri and Buckminster are full retirement eligible; Mr. Williams is early retirement eligible.

For all NEOs, in the event of death, disability, termination without cause not in connection with a change in control (CIC) and termination without cause or constructive termination in connection with CIC, the table includes the incremental benefit that they would receive under these scenarios over and above what they would otherwise receive upon retirement or voluntary resignation.

Upon Voluntary Resignation or Retirement, Messrs. Campbell, Williams and Buckminster are eligible to receive RSUs granted in lieu of AIA subject to positive cumulative net income.

Messrs. Squeri and Williams received the 2022 Special Award in October 2022 that are subject to the conditions outlined on pages 53-54. As of December 31, 2022, the performance and time conditions for the award to vest have not been met and therefore in the event of resignation, retirement, death, disability, termination without cause not in connection with CIC, or termination without cause or constructive termination in connection with CIC, Messrs. Squeri and Williams would forfeit all unvested PSOs under this award.

(2) Severance reflects one and a half years of base salary and target AIA. The sum of these two numbers is paid out in equal installments over one and a half years. This treatment is applicable to termination without cause not in connection with CIC and termination without cause or constructive termination in connection with CIC under the Senior Executive Severance Plan.

(3) Value of LTIA: PRSU, RSU and SO values are based on a share price of $147.75, the closing price per share of our common stock as of December 31, 2022. For PRSUs, the value reflects the target value. For SOs, the value reflects the "in the money" value of SOs that would vest upon termination of employment or termination following CIC. Messrs. Squeri and Buckminster are full retirement eligible and therefore eligible for continued vesting of outstanding LTIA upon retirement subject to applicable performance, with the exception of the 2022 Special Award.

(4) Deferred Compensation: Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 1.58% for 1994 – 2004 programs) on the grandfathered amounts (amounts that were earned and vested on or prior to December 31, 2004). Grandfathered amounts are paid out at the end of the one and a half years severance period in the form elected by the NEO.

(5) Retirement Savings Plan: Upon disability, reflects future Company contributions in the RSP through age 65.

(6) Other Benefits: For all NEOs, includes the payment of unused accrued vacation for the calendar year. Under our Key Executive Life Insurance Plan, for Messrs. Squeri and Buckminster, approximately $4,772 and $3,935, respectively, is for the cash surrender value and approximately $527,353 and $630,186, respectively, is the projected lump-sum payment related to life insurance. For all NEOs, under termination without cause not in connection with CIC and under termination without cause or constructive termination in connection with CIC, reflects one and a half years of contributions to U.S. medical, dental, health savings accounts and premiums, if applicable, under the basic and post-2003 Key Executive Life Insurance Plans and outplacement services.

Proxy
Summary

Corporate
Governance
at American
Express

Environmental,
Social and
Governance (ESG)

Audit Committee
Matters

Executive
Compensation and
Compensation Discussion
& Analysis

Shareholder
Proposals

Stock
Ownership
Information

Other
Information

Equity Compensation Plans

The following table provides summary information with respect to the Company's equity compensation plans under which the Company's common shares may be issued as of December 31, 2022. Information relating to employee stock purchase plans and employee savings plans (such as 401(k) plans) is not included. Information is provided in the aggregate for the Company's equity compensation plans, each of which was approved by the Company's shareholders. There are no such plans that have not been approved by shareholders.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	3,633,989	$113.80	9,227,057
Equity compensation plans not approved by shareholders	—	—	—
Total	3,633,989	$113.80	9,227,057

Pay Ratio

CEO Pay Ratio

In accordance with SEC rules, this year we identified a new median compensated employee as the last median employee was identified for our 2020 disclosure.

Our CEO to median compensated employee pay ratio is 972:1. This reflects Mr. Squeri's compensation as reported in the 2022 Summary Compensation Table of $48,029,631, which includes the 2022 Special Award, and the equivalent annual total compensation for the identified median compensated employee of $49,409.

The change in median compensated employee is a result of approximately 20% growth in our number of colleagues since 2020. This growth has been predominantly within our junior front-line roles in geographies where compensation rates are lower relative to the U.S. The Company has continued to invest significantly in its talent, including pay equity, as outlined in "Environmental, Social and Governance (ESG)" starting on page 37 of this proxy statement.

CEO Pay Ratio without Special Award

Because the 2022 Special Award is not part of Mr. Squeri's annual compensation, we are presenting an alternative pay ratio calculation that excludes this award granted in October 2022 with a grant date fair value of $14,999,990. Excluding this award, Mr. Squeri's compensation would have been approximately $33,000,000 and the resulting pay ratio would have been 668:1.

Median Total Annual Compensation Methodology

To determine our median compensated employee, we reviewed our worldwide colleague population, consisting of approximately 26,000 U.S. colleagues and 50,300 non-U.S. colleagues, excluding our CEO, who were employed as of November 30, 2022. As our non-U.S. colleagues exceed 5% of our worldwide colleague population, we applied the de minimis exception to exclude non-U.S. colleagues in certain jurisdictions that were not representative of our worldwide colleague population across various job levels.* As a result, our median compensated employee determination includes approximately 74,400 permanent Company employees, whether full-time or part-time, which represents approximately 97.5% of our worldwide colleague population as of November 30, 2022.

To identify our median compensated employee from the selected colleague population, we used base salary or wages plus overtime pay as of November 30, 2022, as well as annual bonus, long-term incentive awards and one-time payments for 2022, as the most appropriate measure of compensation. We used annualized base salary compensation for colleagues that were newly hired in 2022, and we did not make any cost-of-living adjustments.

To calculate the annual total compensation for our median compensated employee, we used a consistent methodology as used for the 2022 Summary Compensation Table. As our median compensated employee is located outside the U.S., the annual total compensation was converted into U.S. dollars using the average daily exchange rate for the month of December 2022. We did not make any other assumptions or estimates with respect to annual total compensation.

*   Approximate excluded colleague count by each country: Austria (121), Belgium (147), Brazil (33), Chile (12), China (104), Czech Republic (23), Finland (3), Germany (490), Jersey (8), Hungary (13), Indonesia (4), Ireland (2), Korea (21), Netherlands (287), New Zealand (31), Norway (4), Poland (36), Sweden (289), Switzerland (5), Thailand (240) and Turkey (4).

Proxy Summary

Corporate Governance at American Express

Environmental, Social and Governance (ESG)

Audit Committee Matters

Executive Compensation and Compensation Discussion & Analysis

Shareholder Proposals

Stock Ownership Information

Other Information

Pay versus Performance

The information contained in this section shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Pay versus Performance Table

The following table sets forth compensation information of our Principal Executive Officer (PEO) and our non-PEO NEOs along with total shareholder return, net income and ROE performance results for our fiscal years ending in 2020, 2021 and 2022, in accordance with Item 402(v) of Regulation S-K.

| Year (a) | Summary Compensation Table Total for PEO[1] (b) | Compensation Actually Paid for PEO[1],[2] (c) | Average Summary Compensation Table Total for Non-PEO NEOs[1] (d) | Average Compensation Actually Paid for Non-PEO NEOs[1],[2] (e) | Value of Initial Fixed $100 Investment Based On: | | Net Income $M (h) | Company Selected Measure: Return On Equity[5] (i) |
					Total Shareholder Return[3] (f)	Peer Group Total Shareholder Return[3],[4] (g)		
2022	$48,029,631	$42,946,184	$16,164,592	$14,676,078	$124	$118	$7,514	32%
2021	$25,513,922	$49,856,563	$13,006,174	$21,986,724	$135	$132	$8,060	34%
2020	$24,221,319	$20,125,419	$10,917,918	$9,893,026	$98	$97	$3,135	14%

[1] The PEO reflected in columns (b) and (c) represents S. Squeri for all three years shown. The non-PEO Named Executive Officers (NEOs) reflected in columns (d) and (e) represent the following individuals for 2020 and 2021: J. Campbell, D. Buckminster, A. Williams and L. Seeger; and for 2022, represent: J. Campbell, A. Williams, D. Buckminster and R. Radhakrishnan.

[2] Compensation Actually Paid (CAP) has been calculated based on the requirements and methodology set forth in the applicable SEC rules (Item 402(v) of Regulation S-K).

The CAP calculation includes the end-of-year value of awards granted within the fiscal year, the change in fair value from prior year end of vested awards and the change in the fair value of unvested awards granted in prior years, regardless of if, when or at which intrinsic value they will actually vest. To calculate CAP the following amounts were deducted from and added to the total compensation number shown in the Summary Compensation Table (SCT):

PEO SCT Total to CAP Reconciliation:

	2022	2021	2020
Summary Compensation Table Total	$ 48,029,631	$ 25,513,922	$ 24,221,319
Deduction for change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the SCT	($ 3,393)	($ 16,429)	($ 64,575)
Deduction for Amounts Reported under the "Stock Awards" Column in the SCT	($ 16,834,744)	($ 12,549,027)	($ 13,016,122)
Deduction for Amounts Reported under the "Option Awards" Column in the SCT	($ 18,799,985)	($ 2,899,974)	($ 2,899,986)
Total Deductions from SCT	**($ 35,638,122)**	**($ 15,465,430)**	**($15,980,682)**
Increase for Service Cost and Prior Service Cost for Pension Plans[i]	$ 0	$ 0	$ 0
Increase/(Deduction) for change in Fair Value from prior year end to vesting date of awards that vested during the year[ii]	$ 2,494,564	$ 564,635	($ 2,692,513)
(Deduction)/Increase for change in Fair Value from prior year end to current year end of awards granted prior to year that were outstanding and unvested as of year end[ii]	($ 3,646,073)	$ 14,778,281	($ 702,858)
Increase for Fair Value of awards granted during year that remain unvested as of year end[ii]	$ 31,156,839	$ 23,992,320	$ 14,874,000
Increase based on accrued Dividends during year prior to Vesting dates of awards[ii]	$ 549,346	$ 472,835	$ 406,152
Total adjustments	**$ 30,554,675**	**$ 39,808,071**	**$ 11,884,782**
Compensation Actually Paid (SCT minus deductions plus total adjustments)	**$ 42,946,184**	**$ 49,856,563**	**$ 20,125,419**

Average non-PEO NEO SCT Total to CAP Reconciliation:

	2022	2021	2020
Summary Compensation Table Total	$ 16,164,592	$ 13,006,174	$ 10,917,918
Deduction for change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the SCT	$ 0	($ 2,062)	($ 27,008)
Deduction for Amounts Reported under the "Stock Awards" Column in the SCT	($ 6,170,135)	($ 4,630,889)	($ 4,614,251)
Deduction for Amounts Reported under the "Option Awards" Column in the SCT	($ 2,257,457)	($ 1,069,977)	($ 1,022,487)
Total Deductions from SCT	**($ 8,427,591)**	**($ 5,702,929)**	**($ 5,663,745)**
Increase for Service Cost and Prior Service Cost for Pension Plans(i)	$ 0	$ 0	$ 0
Increase/(Deduction) for change in Fair Value from prior year end to vesting date of awards that vested during the year(ii)	$ 704,971	$ 519,943	($ 474,515)
(Deduction)/Increase for change in Fair Value from prior year end to current year end of awards granted prior to year that were outstanding and unvested as of year end(ii)	($ 1,036,185)	$ 5,252,047	($ 307,552)
Increase for Fair Value of awards granted during year that remain unvested as of year end(ii)	$ 7,101,872	$ 8,737,308	$ 5,267,265
Increase based on accrued Dividends during year prior to Vesting dates of awards(ii)	$ 168,420	$ 174,181	$ 153,655
Total adjustments	**$ 6,939,077**	**$ 14,683,479**	**$ 4,638,853**
Compensation Actually Paid (SCT minus deductions plus total adjustments)	**$ 14,676,078**	**$ 21,986,724**	**$ 9,893,026**

(i) Benefit accruals were discontinued in the defined benefit (DB) pension plans in 2007; therefore, their Service Cost subsequent to this date is zero. The DB pension plans have not been amended during 2020-2022 to change the value of the benefits provided under the plans; therefore, there is no Prior Service Cost in this three-year period.

(ii) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to:

- For RSU awards (excluding performance based RSUs), closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price.
- For PRSUs awarded prior to 2019 (which included an absolute ROE performance condition only), the same valuation methodology as RSU awards above except year-end values are multiplied times estimate of probable achievement as of each such date or, in the case of vesting awards, the actual vesting price and outcome.
- For 2022 Special Award PSOs and for PRSUs awarded from 2019 onwards (which includes a relative TSR performance condition in addition to relative ROE as outlined on page 59), the fair value was calculated by a Monte Carlo simulation model as of the applicable year-end date(s) multiplied times estimate of probable achievement as of each such date, or, in the case of vesting awards, the actual vesting price and outcome.
- For stock options, a Black Scholes value as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair value but using the closing stock price on the applicable revaluation date as the current market price and with an expected term set using an elapsed term approach. This approach calculates expected term by subtracting the amount of time that has elapsed (between the grant and subsequent valuation dates) from the initial grant-date expected term estimate. Volatility (based on both historical and implied volatilities), risk free rates and dividend yield are determined as of revaluation date based on the expected term.

(3) Reflects cumulative Total Shareholder Return (TSR). It shows the growth of a $100 investment on December 31, 2019, including the reinvestment of all dividends.

(4) Peer TSR reflects the TSR of the S&P Financial Index, the industry index peer group reported in the Company's Stock Performance Graph in the 2022 Annual Report on Form 10-K.

(5) Return on equity (ROE) is calculated for the relevant periods by dividing the (i) net income for the period by (ii) average shareholders' equity for the period.

Tabular List of Performance Metrics

The items listed below represent three financial metrics used to determine executive compensation for 2022. Further detail on all metrics included in our Company Scorecard are described in our Compensation Discussion and Analysis (CD&A) starting on page 49.

Performance Metrics
Return On Equity
Earnings Per Share
Revenue Growth

Pay versus Performance Description of Relationships

We align pay with Company performance to support a long-term, high-performance business model. The year-over-year changes in CAP are primarily due to the result of our stock performance and varying levels of achievement against pre-established performance goals under the AIA and LTIA programs as described in the CD&A on pages 58-59.

TOTAL SHAREHOLDER RETURN: COMPANY VERSUS PEER GROUP

The Company's 3-year cumulative TSR is slightly above the companies included in the S&P Financial Index and follows a similar 3-year pattern.



Total Shareholder Return: Company vs. Peer Group
Cumulative Value of $100 Invested on December 31st, 2019

American Express — S&P Financial Index

Total Shareholder return in the above chart, in the case of both the Company and S&P Financial Index as noted in footnote 4 of the above Pay versus Performance Table, reflects the cumulative return of $100 as if invested on December 31, 2019, including reinvestment of any dividends.

COMPENSATION ACTUALLY PAID VERSUS TSR AND NET INCOME

Over 70% of CEO (PEO) total compensation and on average 50% of total compensation for non-PEO NEOs is composed of long-term incentive awards that are tied to the future performance of the Company, including stock price and positive cumulative net income. As a result, the changes in CAP year-over-year are generally in line with TSR and net income.



Compensation Actually Paid versus TSR



Compensation Actually Paid versus Net Income

COMPENSATION ACTUALLY PAID VERSUS ROE

ROE is a key financial metric in both the Company's AIA and LTIA programs because it aligns the interests of the executives with shareholders. In addition, sustaining a strong ROE is a key driver of long-term value creation.



Compensation Actually Paid versus Return on Equity

Item 4: Advisory Resolution to Approve the Frequency of Future Advisory Say-on-Pay Votes (Say-on-Frequency)

The Board recommends continuing our current practice of holding an **ANNUAL** advisory vote

We are asking you to vote on whether the annual advisory vote on executive compensation should be held every year, every two years or every three years. At the Company's 2017 Annual Meeting of Shareholders, shareholders voted on our say-on-frequency proposal indicating a preference for holding such vote every year. Accordingly, the Board decided that the non-binding vote to approve the compensation of the Company's NEOs would be held every year, at least until the next non-binding shareholder vote on the frequency with which the non-binding advisory vote to approve the compensation of the Company's NEOs shall be held. The Board believes an annual advisory vote on executive compensation continues to be the best approach for the Company. In making this recommendation for an annual advisory vote on executive compensation, the Board considered that an annual Say-on-Pay vote enables our shareholders to provide us with timely input on our compensation matters.

Shareholder Proposals

Our Board recommends that you vote **AGAINST** each shareholder proposal (Items 5-6).

Shareholders will vote on the following shareholder proposals (Items 5 and 6), if properly presented at the 2023 Annual Meeting and if not properly withdrawn or excluded. The shareholder proposals and supporting statements appear in the form in which we received them and may contain assertions about the Company that are incorrect or inaccurate. We make every effort to meet and engage with shareholders and investors. We have met with each of the shareholder proponents to discuss their respective proposals and after our engagement, our Board recommends a vote AGAINST these shareholder proposals.

Item 5: Shareholder Proposal Relating to Termination Pay

Our Board recommends that you vote **AGAINST** this proposal.

Kenneth Steiner, 14 Stoner Ave., Apt. 2M, Great Neck, NY, has advised that he is the owner of not less than 500 common shares and he intends for Mr. John Chevedden to introduce the following proposal on his behalf.

Proposal 5 — Shareholder Ratification of Excessive Termination Pay



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other pay that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred pay earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax. liabilities, perquisites or benefits not vested under a plan generally available to management employees, post-employment consulting fees or office expense and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

Shareholder Ratification of Excessive Termination Pay, the topic of this proposal, received between 51% and 65% support at:
AbbVie (ABBV)
FedEx (FDX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
Fiserv (FISV)

This proposal is more important at American Express because the Board seems to have exercised poor judgment in naming Mr. Thomas Baltimore to the AXP board in 2021. Mr. Baltimore was rejected by 33% of shares at Prudential Financial in 2019 and 2020 and then rejected by 30% of shares in 2022. Serious consideration should be given to keeping Mr. Baltimore off of any AXP Board Committee.

Please vote yes:
Shareholder Ratification of Excessive Termination Pay—Proposal 5

Board of Directors Statement in Opposition

Our Board and its Compensation and Benefits Committee and its Nominating, Governance and Public Responsibility Committee have considered this proposal and concluded that its adoption is not in the best interests of the Company or our shareholders. Our Board recommends a vote AGAINST this proposal because:

- The proposal is unnecessary because the Company's current severance plan already limits cash severance payments to 1.0 or 1.5 times the sum of the executive's base salary plus target annual bonus, which is well below 2.99 times base salary plus target annual bonus.

- Payments to terminated executives under our equity compensation plan are also subject to reasonable and appropriate limits.

- Shareholders already have a voice on executive pay through the annual Say-on-Pay vote.

- The proposal would hamper the Company's flexibility with respect to attracting and retaining talent, placing it at a competitive disadvantage to companies and competitors not subject to a similar shareholder approval requirement.

The Company's existing severance plan already limits cash severance pay for executives to below 2.99 base pay plus target annual cash bonus.

The American Express Company Senior Executive Severance Plan (Severance Plan), which applies to all senior executives (Senior Vice President and above level) globally, is designed to provide executives with reasonable compensation if their employment is terminated for qualifying reasons. Qualifying terminations generally include terminations without cause, job elimination, and involuntary or constructive terminations within two years following a change in control (CIC); a termination for cause or a voluntary retirement are not severance qualifying terminations. Our Severance Plan already limits cash severance payments to 1.0 or 1.5 (depending on seniority) times the sum of the executive's base salary plus target annual bonus, which is paid over 12 or 18 months, respectively. A terminated executive is also eligible to receive a pro-rata portion of the target annual bonus for the year of termination based on the number of days the executive was actively employed in that year. Additionally, the Severance Plan restricts any paid notice period to 90 days. Because the Severance Plan already limits cash severance to below 2.99 base salary plus target annual bonus, the consent requirement contained within the shareholder proposal is unnecessary.

While receiving severance pay, our senior executives continue to receive certain reasonable employee benefits, such as participation in our medical and life insurance programs so long as they have not secured full-time employment. Similarly, our senior executives continue to vest in their outstanding equity awards and their already vested stock options remain exercisable (subject to applicable expiration dates) while they are receiving severance benefits as if they remained actively employed, and subject to applicable performance-vesting conditions.

In order to receive any benefits under our Severance Plan, the executive must sign a severance agreement that includes a release of claims, as well as certain restrictive covenants (confidentiality, non-competition, non-solicitation and non-denigration). If an executive violates the severance agreement, including a breach of the restrictive covenants, further severance and benefits and outstanding unvested equity awards are forfeited and 95% of the value of previously paid severance, benefits, and the equity awards that vested during the separation period must be repaid to the Company.

Finally, under the Company's annual bonus program, in the event of death, the beneficiary of a senior executive may be entitled to receive a pro-rata portion of the deceased executive's target annual bonus for the year of death, in order to address the financial impacts that may be associated with the senior executive's death. And in the event of an eligible termination of one of our most senior executives within the two-year period following a CIC (a "double trigger" termination), such executive is entitled to payment of the annual bonus for the year of termination based on the average annual bonus received in the two preceding years.

Given that the Company's existing severance plan already limits cash severance pay for executives to 1.0 or 1.5 times the sum of the executive's base salary plus target annual bonus, which is well below 2.99 base pay plus annual target bonus, and includes limits that our Board believes are reasonable and appropriate, the proposal is unnecessary.

Payments to terminated executives under our equity compensation plan are also subject to reasonable and appropriate limits.

Pursuant to the terms of our equity compensation plan, our senior executives generally continue to vest in granted outstanding equity awards following full retirement, and in their equity awards that have been outstanding over one year following early retirement, as if they remained actively employed, and in each case, subject to applicable performance-vesting conditions. As detailed on page 82 of this proxy statement, the vesting of equity awards is immediate in the event of death or termination due to disability, which is intended to address the devastating financial impact that a death or disability can have on a senior executive's family.

Shareholders already have a voice on executive pay through the annual Say-on-Pay vote.

Existing governance over the plans providing for post-termination payments further underscore that the proposal's shareholder approval requirement is unnecessary. Our existing plans and policies governing post-employment compensation for executives are described under "Post-Employment Compensation—Severance: Senior Executive Severance Policy," and shareholders have the opportunity to address those practices through our annual Say-on-Pay vote. In addition, in the event of any merger, acquisition or other similar event, shareholders would have a further opportunity to express their views on any compensation to our executives in connection with that transaction (including the CIC provisions). Additional voting on severance payments is unnecessary.

The proposal could impair the Company's ability to attract and retain executive talent, placing us at a competitive disadvantage.

The Company operates a global enterprise in a highly competitive business environment. We compete for talented executives with some of the world's largest companies, across a number of business sectors. Our global recognition and reputation for excellence in management and leadership make our executives attractive targets for other companies, and our executives are aggressively recruited. As part of our focus on attracting and retaining key talent, we maintain a comprehensive compensation program, an important component of which is the principled use of long-term equity awards. Long term equity awards are an effective way to tether executive compensation to maximizing long-term shareholder value and, therefore, are commonly used by the employers with whom we compete for talent. A requirement to call a special meeting of shareholders to obtain prior approval of a severance arrangement that would provide benefits in excess of the specified cap could severely disadvantage the Company's ability to recruit qualified executives.

We are often called upon to negotiate compensation terms with potential new hires, as well as existing executives who are considering competing job offers. Those negotiations often concern the types of termination payments contemplated by the proposal such as retention packages, and sign-on/make-whole terms that replace compensation a potential new hire will forfeit by joining American Express. Requiring shareholder approval before committing to those terms will result in significant delays, effectively precluding the Company from quickly and thoughtfully negotiating with and securing talent. The shareholder approval requirement would also infuse an element of uncertainty as to our ability to finalize terms with potential new hires and existing executives we are striving to retain. The proposal would not only require shareholder approval in order for our executives to continue to vest in the full value of their equity awards upon a severance event, but presumably in the event of death, disability or even retirement.

The combination of making it more difficult for the Company to secure our existing talent while at the same time also substantially hindering our ability to hire new executive talent could create significant gaps in our executive talent ranks. The proposal's negative impact on our ability to compete for executive talent is therefore antithetical to the best interests of our shareholders.

Board Recommendation

In summary, our Board believes that our current executive compensation policies and practices, including our plans and policies governing post-employment compensation, are reasonable, appropriate and effectively align the interests of our executives with those of our shareholders. As fully disclosed in our proxy statement, our existing policies already provide reasonable and appropriate governance and limits with respect to post-employment executive compensation. These policies and practices are aligned to external market practice, including but not limited to a limit on cash severance payments that is below 2.99 times base salary plus annual bonus and shareholder approval of our incentive compensation plan under which long term equity awards are issued.

Adoption of this proposal could prevent us from effectively recruiting, incentivizing and retaining critical talent, and therefore would not be in the best interests of our shareholders or the Company. For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

Item 6: Shareholder Proposal Relating to Abortion & Consumer Data Privacy

Our Board recommends that you vote **AGAINST** this proposal.

Change Finance P.B.C. has advised us that it intends to introduce the following shareholder proposal.

Proposal 6 — Abortion & Consumer Data Privacy

WHEREAS: Following the revocation of the constitutional right to an abortion in June 2022, policymakers and legislators have become alarmed by the use of personal digital data for the enforcement of state laws that ban or limit abortion access. Congress is considering bills that would increase privacy protections for personal reproductive health information. California now requires out-of-state law enforcement seeking personal data from California corporations to attest that the investigation does not involve any crime related to an abortion that is lawful under California law.

Law enforcement frequently relies on digital consumer data. While American Express does not publicly report figures on its compliance with law enforcement requests, Alphabet and Meta alone collectively received around 110,000 requests in the second half of 2021, and each complied with about 80% of those requests. In 2022, Meta satisfied a Nebraska police warrant for private Facebook messages from a defendant facing felony charges for allegedly helping her daughter terminate a pregnancy.

Financial institutions collect sensitive personal information such as geolocation data, browsing history and financial activity. There is reason for concern that such data will be accessed without consumer consent by states that criminalize abortion. Indeed, the American Express Privacy Statement declares that the Company "may share [p]ersonal [i]nformation as require[d] or as permitted by law, with . . . governmental agencies to comply with . . . government requests." However, such law enforcement requests may seek evidence of consumer acts that are inappropriate for the bank to voluntarily share—for example, evidence of a customer's financial activities that were legal in the state where they occurred, such as purchasing abortion pills.

Since American Express collects and stores digital consumer data, the Company is not immune to abortion-related law enforcement requests that may create significant reputational, financial, and legal risks. American Express is already complying with "deletion rights" under California law, wherein consumers may request that the Company delete collected personal data that is not legally required to retain. Accordingly, there is a strong market benefit to upholding and increasing longstanding consumer privacy expectations.

RESOLVED: Shareholders request that our Board issue a public report detailing any known and potential risks and costs to the Company of fulfilling information requests regarding American Express customers for the enforcement of state laws criminalizing abortion access, and setting forth any strategies beyond legal compliance that the Company may deploy to minimize or mitigate these risks.

The report should be produced at reasonable expense, exclude proprietary or legally privileged information, and be published no later than September 1, 2024.

SUPPORTING STATEMENT: Shareholders recommend that the report, in the discretion of board and management, should:

1. Consider the implementation of a data privacy policy wherein consumers nationwide would have "deletion rights," and would be notified by the Company about any law enforcement information requests regarding their data prior to complying with any such request; and,

2. Reflect the input or participation of reproductive rights and civil liberties organizations.

Board of Directors Statement in Opposition

Our Board and its Nominating, Governance and Public Responsibility Committee have considered this proposal and concluded that its adoption is not in the best interests of the Company or our shareholders. Our Board recommends a vote AGAINST this proposal as it believes such a report is unnecessary because:

- Information on the Company's data management practices is readily accessible on the American Express website and in certain of its public filings with the U.S. Securities and Exchange Commission (SEC).

- Because of the limitations of global payment processing networks, the Company receives limited information about what products and services customers are purchasing with their cards.

- The Company is required to comply with laws that apply to its operations, including requests for information from law enforcement and regulatory agencies.

American Express Data Privacy

The Company has a longstanding commitment to transparency as it relates to its customers' privacy. The Company's robust data privacy program outlines which information it may collect and how its customers may manage their own data privacy preferences. The Company's Online Privacy Statement provides clarity on:

- What personal information the Company collects and how it is collected;

- How the Company uses the personal information collected;

- How the Company shares personal information;

- How the Company keeps and safeguards personal information; and

- What a customer's choices are with respect to personal information.

The Company will only process personal data that is necessary to provide products and services to its customers and will only do so by lawful and fair means. The Company may collect data from a customer in three ways: (i) the customer gives the Company data directly by signing up for products and services; (ii) when a customer uses the Company's website and app or their American Express card for everyday purchases; and (iii) publicly available information like data from online platforms or databases.

The Company only shares personal data with third parties where it is necessary to:

- provide customers with products or services or as part of the nature of its relationship with them;

- where the Company has previously informed or been authorized to do so by a customer;

- in connection with its efforts to reduce fraud; or

- as permitted by law.

Independent of specific regulatory requirements, the Company has an obligation to only collect, use or share personal information when it has a legitimate business need to do so. Information on the Company's operational risk management processes, including privacy and data management and governance, is available in the Company's Annual Report on Form 10-K filed with the SEC.

Transactional Information

Because of the limited data available through the global payment processing networks, the Company does not have access to the transaction information assumed by the shareholder proposal. The information that the Company has access to as a payments network when a customer makes a purchase with their card is generally limited to the monetary amount of the transactions and the merchant where the transaction occurred. The Company does not have information about what a customer is purchasing with their cards. The Company does not receive product level, or Stock Keeping Unit (SKU)-level, data about the actual goods or services a customer obtains with their card. For example, when a customer uses their card to make a purchase at a grocery store, the Company does not know whether that customer purchased a gallon of milk, laundry detergent or some other item.

In the context of health care, the Company's spending data does not include information about specific medical products, services or procedures provided at healthcare facilities, and the Company would not be able to identify any products, services or procedures a customer obtained while utilizing their card at any such healthcare facility. Because the Company does not receive information about the products or services a customer purchases with their card, transaction data does not include such details.

Deletion Rights

As a federal banking institution, the Company is covered by federal law, specifically the Gramm-Leach-Bliley Act (GLBA). As such, the Company is exempt from the California Consumer Privacy Act (CCPA) for any customer relationships involving personal American Express cards and products. However, the Company has complied with the CCPA to provide eligible California residents with greater access, awareness and control over their personal information. Eligible California residents include American Express business customers and prospects; consumer prospects; and current and former colleagues, contractors and job applicants. The Company provides these California residents with the ability to know how we collect, use and disclose their personal information, as well as provide them the right to access and delete their personal information, subject to certain exceptions. The personal information of American Express consumer customers who are California residents will continue to be governed by the GLBA, the federal law that outlines financial institutions' responsibilities for protecting a customer's non-public personal information (NPI). NPI is any information collected or derived from providing a financial product or service to a customer or applicant, including digital information such as cookies and IP address. The rights afforded to California residents in the CCPA explicitly do not apply to NPI.

We only honor deletion rights requests from California-based customers when there is no business justification for retaining the data or we are no longer required by law to retain it. The law requires the Company to retain data for a variety of reasons, including fraud prevention and anti-money laundering. Therefore, the Company cannot delete these records until the retention period ends. This is a common approach taken by federally regulated banking institutions.

Data Sharing

The Company's privacy policies, summarized above and readily accessible on its website, define and govern how and when we share customer data. The Company uses collected personal data to conduct research and analysis to improve a customer's experiences offline and online, as well as in connection with servicing customer accounts and marketing its own products, the latter of which customers have the ability to control. Additionally, the Company may use data to further improve security, prevent and manage fraud on a customer's account, and assess credit risks related to its business.

As it relates to legal and regulatory matters, the Company complies with applicable laws, including requests for information from law enforcement and regulatory agencies that we may receive in the form of a court-ordered subpoena or other information access request. The Company generally does not provide customers' information to law enforcement or regulatory agencies in the absence of a subpoena, exigent circumstances or where the Company is the victim of a crime. Failure to comply with lawfully issued orders for information from such agencies may result in sanctions or other penalties.

The Company complies with the Right to Financial Privacy Act (RFPA), a federal law that restricts a federal government authority's ability to access financial records of a customer except under certain circumstances. The RFPA:

- requires the federal government authority to notify customers of their requests for financial records unless a statutory exception applies;

- requires financial institutions to obtain a certificate of compliance from the federal government authority which states it has complied with the RFPA's customer notice requirements before releasing financial records; and

- allows for a customer to authorize disclosure by the financial institution of their records.

Exemptions to these requirements include grand jury subpoenas, which we are legally prohibited from notifying customers about, and federal civil and criminal procedures in which a government authority and the customer are parties to the litigation.

In most cases, the reason why a law enforcement agency or regulator may be requesting certain information is not shared with us. That means the Company would not know the nature of any particular investigation an agency is conducting or what activities they may be reviewing. They are not required to provide such information and may be legally prohibited from sharing such details. Additionally, in certain instances we are legally prohibited from notifying customers about subpoenas or other legal requests when there is a confidentiality requirement.

Board Recommendation

In summary, our Board believes that the implementation of this shareholder proposal is not in the best interests of the shareholders or the Company and is unnecessary, given the ability of shareholders to access the Company's data management and risk management functions in the Company's Annual Report on Form 10-K filed with the SEC, the fact that the Company does not receive or have access to data about specific products and services customers use their cards to purchase, which would make it unable to provide the report requested even if the proposal passed, and given that the Company generally does not provide customers' information to law enforcement or regulatory agencies in the absence of a subpoena, exigent circumstances or where the Company is the victim of a crime. For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

Stock Ownership Information

The table below shows how many American Express Company common shares certain individuals and entities beneficially owned on March 6, 2023, except as noted. These individuals and entities include: (1) owners of more than 5% of our outstanding common shares; (2) our current directors and nominees; (3) the executive officers named in the Summary Compensation Table on page 69; and (4) all current directors, nominees and executive officers as a group. A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power within 60 days. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. The "Number of Shares Owned" column does not include restricted stock units granted to executive officers or SEUs owned by directors because they are not beneficially owned under SEC rules. The SEUs credited to the directors' accounts as of December 31, 2022 are shown in the last column in the table below.

Name	Number of Shares Owned[4]	Right to Acquire[5]	Percent of Class (%)	Number of SEUs Owned by Director
Warren Buffett Berkshire Hathaway Inc. and subsidiaries 3555 Farnam Street Omaha, NE 68131	151,610,700[1]	—	20.4%	N/A
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	47,283,954[2]	—	6.33%	N/A
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	45,475,040[3]	—	6.1%	N/A
Thomas J. Baltimore	324	—	*	4,132
Charlene Barshefsky	20,134	—	*	73,333
John J. Brennan	4,000	—	*	20,607
Douglas E. Buckminster	117,198	299,278	*	
Jeffrey C. Campbell[6]	124,630	221,021	*	
Peter Chernin	18,300	—	*	48,279
Walter J. Clayton III	1,000			170
Ralph de la Vega	—	—	*	19,113
Michael O. Leavitt	—	—	*	25,114
Theodore J. Leonsis	—	—	*	37,245
Deborah P. Majoras	46			26
Karen L. Parkhill	37	—	*	4,986
Charles E. Phillips	—	—	*	4,257
Lynn A. Pike	1,065	—	*	4,986
Ravikumar Radhakrishnan	5,283		*	
Stephen J. Squeri[7]	249,069	282,904	*	
Daniel L. Vasella	—	—	*	39,228
Lisa W. Wardell	—	—	*	4,051
Anré D. Williams[8]	131,798	72,640	*	
Christopher D. Young	—	—	*	14,016
All current directors, nominees and executive officers (30 individuals)[9]	922,221	1,075,315	*	299,544

* Less than 1%

[1] Based on information contained in a report on Form 13F that Berkshire Hathaway Inc. (Berkshire) filed with the SEC, which contained information provided by Berkshire as of December 31, 2022. Of the shares listed in the table, National Indemnity Co. and its subsidiaries beneficially owned 149,091,213 shares. National Indemnity Co. is a subsidiary of Berkshire. Mr. Buffett, Berkshire and certain subsidiaries of Berkshire share voting and investment power over these shares. Based on information provided to the Company, Mr. Buffett owned 31.5% of the aggregate voting power of the outstanding shares of Berkshire's Class A Common Stock and Class B Common Stock. As a result of this ownership position in Berkshire, Mr. Buffett may be considered the beneficial owner of the shares that Berkshire beneficially owns.

In 1995, we signed an agreement (as amended from time to time) with Berkshire designed to ensure that Berkshire's investment in our Company will be passive. The passivity commitments remain in effect as long as Berkshire owns 10% or more of our voting securities. Berkshire made similar commitments to the Board of Governors of the Federal Reserve System. Berkshire and its subsidiaries have also agreed to follow our Board's recommendations in voting company common shares they own up to 17% of our shares outstanding as long as Mr. Squeri is our CEO and Berkshire owns 5% or more of our voting securities. With certain exceptions, Berkshire and its subsidiaries may not sell Company common shares to any person who owns more than 5% of our voting securities or who attempts to change the control of the Company.

(2) Based on information contained in a report on Form 13G that The Vanguard Group, Inc. (Vanguard) filed with the SEC, which contained information provided by Vanguard as of December 31, 2022.

(3) Based on information contained in a report on Form 13G that BlackRock, Inc. (BlackRock) filed with the SEC, which contained information provided by BlackRock as of December 31, 2022.

(4) This column includes shares held in RSP and ESOP accounts on March 6, 2023, as follows:

Name	Number of Shares in RSP and ESOP Accounts
Stephen J. Squeri	126
Jeffrey C. Campbell	—
Anré D. Williams	10
Douglas E. Buckminster	—
Ravikumar Radhakrishnan	—
All current executive officers (15 individuals)	6,976

(5) These are shares that the named individuals have the right to acquire within 60 days of March 6, 2023 upon the exercise of stock options or the vesting of performance restricted stock units they hold.

(6) Includes 37,222 shares held in a revocable grantor trust in respect of which Mr. Campbell and his spouse are the trustees and hold shared voting and investment power.

(7) Includes 142,785 shares held in a grantor retained annuity trust in respect of which Mr. Squeri is the trustee and holds sole voting and investment power.

(8) Includes 114,167 shares held jointly with his spouse in respect of which Mr. Williams holds shared voting and investment power.

(9) On March 6, 2023, the current directors, nominees and executive officers beneficially owned 1,997,535 shares or about .3% of our outstanding shares. No current director, nominee or executive officer beneficially owned more than 1% of our outstanding shares.

Other Information

Attending the Annual Meeting of Shareholders and Webcast

Admission

Only stockholders of record at the close of business on March 6, 2023 have a right to attend the Annual Meeting of Shareholders. In-person admission to the Annual Meeting will be on a first-come, first served basis. Please bring proof of your common share ownership, such as a current brokerage statement and photo identification. Registration will close 10 minutes before the Annual Meeting begins, promptly at 8:50 a.m. Eastern Time.

If you are representing an entity that is a stockholder, you must also present documentation showing your authority to attend and act on behalf of the entity (such as a power of attorney, written proxy to vote or letter of authorization on the entity's letterhead). We reserve the right to restrict admission to the meeting or limit the number of representatives for any entity that may be admitted to the meeting for security or health and safety reasons at our sole discretion.

Please note that cameras, camcorders, videotaping equipment and other recording devices and large packages, banners, placards and signs will not be permitted in the meeting.

COVID-19 Protocols

This year's Annual Meeting of Shareholders will be held on Tuesday, May 2, 2023, at 9:00 a.m. Eastern Time. We currently plan to conduct the meeting in person at our offices at 200 Vesey Street, New York, New York 10285, but as the COVID-19 pandemic and the public health response to it continue to evolve, we may decide to hold the meeting in a different location or solely by means of remote communication (i.e., a virtual-only meeting). We continue to be mindful of the public health concerns posed by the COVID-19 pandemic. In-person attendance will require compliance with protocols consistent with then applicable federal, state and local guidelines, mandates or recommendations, as well as with requirements imposed by our building. Registration will close 10 minutes before the Annual Meeting begins, promptly at 8:50 a.m. Eastern Time.

If you are not feeling well, have had close contact with someone who has tested positive for, or think you may have been exposed to COVID-19, we ask that you vote by proxy for the meeting. We also urge all of our shareholders to consider carefully the risks of travel and public gatherings such as the Annual Meeting of Shareholders in the continuing pandemic before making the decision to attend in person.

Street Name Holders

If your shares are held in a bank, brokerage or other institutional account, you are a beneficial owner of these shares but not the record holder. This is known as holding shares in "street name." If you wish to vote the shares you hold in "street name" in person at the meeting, you must obtain a legal proxy from your bank, broker or other intermediary and bring it with you to hand in with your ballot.

Webcast

You can access a live audio webcast and a replay of the meeting on our Investor Relations website at http://ir.americanexpress.com.

Vote Confirmation

You may confirm your vote was cast in accordance with your instructions. Beginning April 18, 2023, and for up to 60 days after the Annual Meeting, you may confirm your vote beginning 24 hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto proxyvote.com using your control number (included on your notice, on your proxy card or in the instructions that accompanied your proxy materials) and receive confirmation on how your vote was cast. If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker, and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

Solicitation of Proxies; Expenses

We are providing this Proxy Statement to you in connection with the solicitation of proxies by our Board for the 2023 Annual Meeting of Shareholders, including any adjournment or postponement of the meeting.

We will pay the expenses of soliciting proxies on behalf of the Board. Our directors, officers or employees may solicit proxies for us in person or by mail, telephone, facsimile or electronic transmission. We have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, to help us distribute and solicit proxies. We will pay them $19,000 plus expenses for these services. Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

Notice of Business to Come Before the Meeting

Our Board and the Company's management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this Proxy Statement. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Additional Voting Information

Voting at the Annual Meeting

Shares represented by valid proxies or voting instruction forms that are received on time will be voted as specified. If you sign and return your proxy card or voting instruction form but do not indicate specific choices, your shares will be voted as our Board recommends. The way you vote your shares prior to the meeting will not limit your right to change your vote at the meeting.

Record Date

You may vote all common shares that you owned as of the close of business on March 6, 2023, the record date for the meeting. On the record date, we had 744,065,873 common shares outstanding and entitled to vote. Each common share is entitled to one vote on each matter properly brought before the meeting.

Ownership of Shares

You may own common shares in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through the Computershare Investment Plan, our transfer agent's stock purchase plan, or restricted stock awards issued to employees under our long-term incentive plans.

  - If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent.

- Indirectly through a broker, bank or other intermediary in street name.

  - If you hold your shares in street name, your broker, bank or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials or following the instructions in the notice you received.

- Indirectly through the American Express Company Stock Fund of our RSP or the Employee Stock Ownership Plan (ESOP) of Amex Canada, Inc. and Amex Bank of Canada.

  - If you participate in the Computershare Investment Plan, which is the stock purchase plan administered by Computershare, the Company's transfer agent, your proxy includes the number of shares enrolled in that plan as well as any shares you have acquired through dividend reinvestment. If you participate in the RSP or ESOP, your proxy includes shares that the relevant plan has credited to your account.

  - To allow sufficient time for the RSP and the ESOP trustees to vote, the trustees must receive your voting instructions by 11:59 p.m. Eastern Time on April 27, 2023. If the trustees for the RSP and the ESOP do not receive your instructions by that date, the trustees will not vote your shares.

How to Cast Your Vote

You may vote common shares that you owned as of the close of business on March 6, 2023, which is the record date for the meeting. We encourage you to vote as soon as possible, even if you plan to attend the meeting. Please follow the instructions on your proxy card, voting instruction form or on the notice of internet availability of proxy materials that you received. If you submit your vote prior to the meeting, you may still attend the meeting and vote at the meeting.

You may vote in the following ways:

BY TELEPHONE
You can vote by calling the number on your proxy card or voting instruction form or provided on the website listed on your notice.

ONLINE
You can vote online at proxyvote.com.

BY MAIL
If you received written materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the envelope provided.

AT THE MEETING
You can vote in person at the Annual Meeting. If you hold your shares in street name, you must obtain a proxy from the record holder to vote in person.

For telephone and online voting, you will need the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Telephone and online voting are available through 11:59 p.m. Eastern Time on April 27, 2023, for shares held in employee plans, and through 11:59 p.m. Eastern Time on May 1, 2023, for all other shares.

Confidential Voting

We maintain the confidentiality of the votes of individual shareholders. Your vote will not be disclosed unless the law requires disclosure, you authorize disclosure or your vote is cast in a contested election. If you write comments on your proxy card, management may learn how you voted in reviewing your comments. In addition, the Inspectors of Election and selected employees of our independent tabulating agent may have access to individual votes in the normal course of counting and verifying the vote.

Effect of Not Casting Your Vote

If you hold your shares in street name, you must instruct your bank, broker or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" item on this year's Annual Meeting Agenda is Item 2 (Ratification of Appointment of the Company's Independent Registered Public Accounting Firm).

Therefore, if you hold your shares in street name and you wish to have your shares voted on all items in this Proxy Statement, please return your voting instruction form or cast your instructions by telephone or online. Otherwise, your shares will not be voted on any items with the exception that your broker may vote in its discretion on Item 2.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted if you:

- Submit a written revocation to our Company's Corporate Secretary and Chief Governance Officer;

- Submit a later-dated proxy;

- Provide subsequent telephone or online voting instructions; or

- Vote at the meeting.

If you hold your shares in street name, please follow the directions provided to you by your bank, broker or other intermediary to change or revoke any voting instructions you have already provided.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the meeting or by proxy. For the 2023 Annual Meeting of Shareholders, to elect directors and adopt the other proposals, the following votes are required under our governing documents and New York State law:

Item	Vote Required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?*
Election of directors	Approval of the majority of the votes cast	No	No
Ratification of appointment of independent registered public accounting firm	Approval of the majority of the votes cast	No	Yes
Advisory resolution to approve executive compensation**	Approval of the majority of the votes cast	No	No
Say-on-Pay Frequency**	Approval of the majority of the votes cast	No	No
Shareholder proposals**	Approval of the majority of the votes cast	No	No

*   A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under Effect of Not Casting Your Vote, your broker may vote in its discretion only on Item 2, Ratification of Appointment of the Company's Independent Registered Public Accounting Firm.

** Advisory/Non-binding

There are no cumulative voting rights. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on any of the proposals. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Multiple Shareholders Sharing the Same Address

We are sending only one notice or one Proxy Statement and Annual Report to the address of multiple shareholders unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," reduces duplicate mailings, saving paper and reducing printing costs. If any shareholder residing at such an address wishes to receive an individual copy of the materials, or if you are receiving multiple copies of our Proxy Statement and Annual Report and would like to enroll in this service, please contact the Company's Corporate Secretary and Chief Governance Officer (see page 103 for contact information).

2024 Annual Meeting of Shareholders Information

Shareholder Proposals for Inclusion in the 2024 Proxy Statement

To be considered for inclusion in next year's Proxy Statement, any shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received by our Corporate Secretary and Chief Governance Officer at our principal executive offices no later than November 18, 2023. Any such proposals must comply with all of the requirements of SEC Rule 14a-8.

Other Shareholder Proposals for Presentation at the 2024 Annual Meeting

Under our bylaws, shareholders must follow certain advance notice procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these advance notice procedures, shareholders must submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary and Chief Governance Officer at our principal executive offices. We must receive notice as follows:

- If it is a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting, we must receive notice not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that the 2023 Annual Meeting of Shareholders is held on schedule, we must receive notice pertaining to the 2024 Annual Meeting of Shareholders no earlier than January 3, 2024 and no later than February 2, 2024.

- Alternatively, if we hold the 2023 Annual Meeting of Shareholders on a date that is not within 25 days before or after such anniversary date, we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

- If we hold a special meeting to elect directors, we must receive a shareholder's notice of intention to introduce a nomination no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

Our bylaws provide that notice of a proposed nomination must include certain information about the shareholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Any notice (other than a proposal pursuant to Rule 14a-8) that is received outside of the window specified above for proposed items of business will be considered untimely under Rule 14a-4(c) under the Securities Exchange Act of 1934. The persons named in the proxy for the meeting may exercise their discretionary voting power with respect to all such matters, including voting against them.

To comply with universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with and provide the information required by the Company's bylaws and by Rule 14a-19 under the Securities Exchange Act of 1934 to the Company's Corporate Secretary and Chief Governance Officer (see below for contact information) no earlier than January 3, 2024 and no later than February 2, 2024, assuming that the 2023 Annual Meeting of Shareholders is held on schedule.

All director nominations and shareholder proposals, other than shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must comply with the requirements of the Company's bylaws. You may obtain a copy of the Company's bylaws at no cost from the Company's Corporate Secretary and Chief Governance Officer (see below for contact information).

Availability of Form 10-K

If you would like a paper copy of our 2022 Form 10-K, excluding certain exhibits, please contact Kristina V. Fink, Corporate Secretary and Chief Governance Officer, American Express Company, 200 Vesey Street, New York, New York 10285, by email at corporatesecretarysoffice@aexp.com.

Annex A—Information Regarding Non-GAAP Financial Measures

(Billions, except percentages)				
Total Revenues Net of Interest Expense	**2019**	**2020**	**2021**	**2022**
GAAP Total Revenues Net of Interest Expense	$ 43.6	$ 36.1	$ 42.4	$ 52.9
Total Revenues Net of Interest Expense (FX-adjusted)[1]	$ 43.4	$ 36.3	$ 41.6	
YoY% Increase/(Decrease) in GAAP Total Revenues Net of Interest Expense		*(17%)*	*17%*	*25%*
YoY% Increase/(Decrease) in Total Revenues Net of Interest Expense (FX-adjusted)[1]		*(17%)*	*17%*	*27%*

[1] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2022 foreign exchange rates apply to 2021 results, 2021 foreign exchange rates apply to 2020 results, 2020 foreign exchange rates apply to 2019 results).



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AMERICAN EXPRESS

American Express Company
200 Vesey Street
New York, NY 10285